The case for Charles Schwab

In terms of financial results, one word describes Schwab's performance in 2002: disappointing. Nonetheless, it was also a year of strategic progress and success with our clients. Despite another bad year for the financial markets, depressed investor confidence and global uncertainty, we continued to build our reputation as a financial services firm investors can trust.

THE CHARLES SCHWAB CORPORATION *2002 Annual Report*

Financial and Operating Highlights

in millions, except per share amounts and as noted	Growth Rate 1-Year 2001-2002	2002	2001	2000
Revenues[1]	(5%)	$4,135	$4,353	$5,788
Net income	(45%)	$ 109	$ 199	$ 718
Basic earnings per share[2]	(43%)	$ .08	$ .14	$ .53
Diluted earnings per share[2]	(43%)	$ .08	$ .14	$ .51
Adjusted operating income[3]	(3%)	$ 396	$ 407	$ 849
Dividends declared per common share[4]		$.0440	$.0440	$.0407
Weighted-average common shares outstanding — diluted	(2%)	1,375	1,399	1,404
Closing market price per share (at year end)	(30%)	$10.85	$15.47	$28.38
Book value per common share (at year end)	(2%)	$ 2.98	$ 3.04	$ 3.05
Pre-tax profit margin — reported		4.6%	8.2%	21.3%
After-tax profit margin — reported		2.6%	4.6%	12.4%
After-tax profit margin — operating[3]		9.6%	9.4%	14.7%
Long-term debt (at year end)	(12%)	$ 642	$ 730	$ 770
Stockholders' equity (at year end)	(4%)	$4,011	$4,163	$4,230
Return on stockholders' equity		3%	5%	21%
Full-time equivalent employees (at year end, in thousands)	(15%)	16.7	19.6	26.3

(1) *Revenues are presented net of interest expense.*
(2) Both basic and diluted earnings per share include an extraordinary gain of $.01 per share in 2002 and $.08 per share in 2001.
(3) Represents a non-GAAP income measure, which in 2002 excludes an extraordinary gain, restructuring charges, goodwill and other impairment charges, and merger- and acquisition-related costs totaling $287 million after-tax. In 2001, excludes an extraordinary gain, non-operating revenue (which primarily consists of a gain on the sale of an investment), restructuring and other charges, and merger- and acquisition-related costs totaling $208 million after-tax. In 2000, excludes merger- and acquisition-related costs totaling $131 million after-tax.
(4) Dividends declared per common share do not include dividends declared by U.S. Trust Corporation prior to the completion of the merger in 2000.

Revenues • *in Billions*



$5.8
$4.4
$4.1
00
01
02

Assets in Client Accounts • *Year End, in Billions*



$872
$846
$765
00
01
02

Forward-Looking Statements: In addition to historical information, this Annual Report contains forward-looking statements that reflect management's goals, objectives, and expectations as of the date hereof. These statements relate to, among other things, the Company's ability to: improve its financial performance, successfully launch a bank, and keep expense levels flat. Achievement of the expressed goals, objectives, and expectations is subject to certain risks and uncertainties that could cause actual results to differ materially from those goals, objectives, or expectations. See "Forward-Looking Statements" in Management's Discussion and Analysis of Results of Operations and Financial Condition on page 41 in this Annual Report for a discussion of important factors that may cause such differences.

"Despite an almost daily litany of bad news, people continue to have faith in the power of investing... but that faith has been severely tested over the last three years."

-Charles R. Schwab

The Bad News

A Bear Market Compounded by Scandal

Consistently negative news–one of the longest bear markets in history, numerous scandals concerning corporate governance and Wall Street research as well as pervasive geopolitical worries–took its toll on investors in 2002. The overall impact on Schwab has been protracted and severe. Our trading volumes declined, from 156,000 revenue trades per day in January to as low as 112,000 per day in September, contributing to a 14% decline in trading-related revenue for the year. Margin loan levels have also dropped; our total of approximately $7 billion outstanding at year end 2002 is down precipitously from the $22 billion level of early 2000. Many investors have become so risk-averse that they are keeping more assets in cash, but interest rates are so low that our spreads have dropped considerably. In 2002, total client assets decreased again, driven largely by market forces, finishing the year at $765 billion–down 10% from the end of December 2001. Obviously, these important factors significantly affected Schwab's financial performance. Revenues and net income declined for the second year in a row. And, most painfully, we reduced our headcount again: by 15% in 2002, after a 25% reduction in 2001.

Our trading volumes *declined*.
Margin loan levels *dropped*.
Total client assets *decreased*.
The S&P 500 *fell* 23%.
The Nasdaq Composite Index *plunged* 31%.



Standard & Poor's 500® Index
Nasdaq Composite Index
1600
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4800
4500
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3900
3600
3300
3000
2700
2400
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Mar Jun Sept Dec Mar Jun Sept Dec Mar Jun Sept Dec Mar Jun Sept Dec
99 00 01 02

The Good News

Investor Trust and Strategic Progress

The growing realization that the interests of traditional Wall Street brokers rarely align with their clients drove many investors to seek a firm they could trust, and in 2002, many of them turned to Schwab. We opened 771,000 new accounts and attracted $48 billion in net new assets to our firm during the year. This wasn't sufficient to generate the financial results we aimed for, but it does suggest that the Schwab brands and our solutions are more compelling to more and more investors. At the same time, our cost structure improved considerably in 2002. We believe now that even a modest upturn in market activity should result in improved financial performance for Schwab. But the most important "good news" about 2002 was the progress we made in our own transformation. We improved our ability to serve clients across the board. We deployed more advice capabilities and set a new standard for objectivity. And we developed solutions to serve a much broader spectrum of clients. We head into 2003 with the capabilities to serve virtually every kind of investor. While our 2002 financial performance was not good, it was a year of strategic and operational accomplishments at Schwab.

We opened 771,000 *new accounts.*
Our cost structure *improved.*
Our client base *broadened.*
Optimism about the economy is *high.*
Business and market expectations are *positive.*

Investor Confidence Survey–2002


80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
71% optimistic
29% pessimistic
66% better
24% same
10% worse
65% higher
25% same
10% lower
Feelings about U.S. Economy
Business Conditions 12-month outlook
Market Expectations 12-month outlook

A survey conducted by *The Wall Street Journal* Marketing Communications department among Journal subscribers from September 26–October 4, 2002.

"No one can say with honesty or
with certainty when a real
market turnaround will begin.
But we're not waiting for the markets.
We've continued to invest in our
own transformation, and
the evolution at Schwab is
gathering momentum."

—David S. Pottruck

Today, The Charles Schwab Corporation can compete vigorously for the entire spectrum of investors, whether they've got $50,000 in assets or $50 million, and we can address virtually all their financial and investment needs. Our business model, our vision, our corporate values and our commitment to integrity give us a unique opportunity to earn the trust of investors and to rebuild their confidence in investing. After all, our $765 billion in client assets is only a small fraction of the total U.S. market of $15 *trillion* in investable assets. In short, opportunities abound. We are optimistic about our future. And we are ready, like never before, for the next phase in the market environment.

To Our Stockholders,

It's impossible to begin this letter to you without acknowledging the obvious: the second consecutive year of unacceptable financial performance by our Company and the second straight year of decline in our stock price. While we are confident in our ability to address the challenges we face, we have no illusions about the degree to which your patience has been tested as stockholders in The Charles Schwab Corporation. Make no mistake; we are disappointed with our 2002 financial results and deeply committed to taking actions to pursue improved financial performance.

It takes a pretty long memory to recall a time when we have been challenged by the kind of depressed investor sentiment and difficult market conditions we've experienced since the Internet stock bubble burst three years ago. The events of September 11, 2001, and the ongoing threat of terrorism and war have only worsened the economic climate. In fact, this is the first time since World War II that the markets have posted three consecutive years of decline as measured by common benchmarks: the Nasdaq Composite Index declined by 31% during the year and the S&P 500 by 23%. Total client assets at Schwab continued their market-led decline, from an August 2000 peak of just over $1 trillion to $765 billion at year end 2002. Trading volumes and margin loans are down, a reflection of negative investor sentiment. Interest rate spreads have been squeezed. The impact on our top and bottom lines has been severe.

Daily Average Trades • *in Thousands*



300.1
213.7
190.2
00
01
02

Still, as the opening pages of this report suggest, the bad news in 2002 was accompanied by hopeful trends as well. We made solid progress on strategic and operational fronts during the year and believe that we improved our competitive positioning. The response from clients has been encouraging, and most investors still believe in the potential of the markets. We are optimistic about our future, and we intend to make the most of the opportunities before us.

Progress Despite a Down Market

In spite of extremely difficult market conditions, investors continued to demonstrate trust in Schwab; a combination of new and existing clients opened 771,000 new accounts and added $48 billion in net new assets in 2002. Significantly, these new accounts span our entire "ladder of offerings"–the phrase we use to describe our ability to create segmented offers serving everyone from new investors to experienced ones, from active traders to investors who want to delegate their financial responsibilities to someone else. We can serve them all, efficiently and effectively.

We believe many new clients are coming to Schwab (and many existing ones are staying with us) because of our approach to research and guidance: independent, objective advice capabilities that are free from the conflicts that were so much in the news in 2002. Many investors have told us

Net New Client Assets • *in Billions*



$162.0
$73.6
$47.6
00
01
02

how they are fed up with the traditional Wall Street model of financial advice, a model we also believe is deeply flawed. That model has typically served the interests of investment banking and corporate clients more than those of individual investors, and it has been characterized by commission structures that are contrary to the best interests of clients. We've entered 2003 more convinced than ever of the inherent appeal of our strategic approach to financial guidance and that investors will respond to our uniquely valuable and ethical advice capabilities.

Schwab Advice is Different

Of course, we have been building Schwab's advice capabilities for several years, but they took a major leap forward in 2002 when we introduced Schwab Equity Ratings™: a straightforward ranking of the performance potential of more than 3,000 individual stocks using self-explanatory letter grades. This is an important complement to the kind of financial planning and portfolio consultation we were already providing; Schwab Equity Ratings offer a powerful decision-making tool for investors who want to use individual stocks in their portfolios. Schwab Equity Ratings are based on objective, quantitative analysis—a dramatic difference from the traditional approach of the major brokerage firms on Wall Street, who have found themselves on the defensive for their approach to research.

Our focus on objectivity and independence has been the focal point for some of our advertising in 2002—including one television commercial (depicting a "boiler-room" operation with a sales manager telling his brokers to push a specific stock by suggesting that they "put some lipstick on this pig"), which generated criticism from our competitors and made news itself. We relish that kind of attention; if the ad spurred that large of a response, we must have struck a nerve. In general, we are gratified by the success of our advertising throughout 2002, and we are very pleased with the strength of our brand. In fact, in a *Wall Street Journal* poll of its readers in 2002, Schwab was rated above our Wall Street competitors in attributes such as honesty, ethics, hard work and even market wisdom. We think that's pretty impressive for a company that began its life as a discount broker that made a point of *not* offering advice.

New Solutions for Serving Clients

Advice is only one component of the way we serve clients, and during 2002 we developed new ways to serve existing clients more effectively and to expand the reach of the Schwab service model.
In April, we revamped our approach to helping investors find an independent investment advisor with the launch of the Schwab Advisor Network.™ For investors who want a personalized, independent advisory relationship and the resources and execution excellence of Schwab, it's a way to get the best of both worlds. For independent advisors, working with Schwab offers multiple ways to run their businesses more efficiently and build them more effectively. More than 340 of the 5,900 advisors we serve participate in the Schwab Advisor Network. New assets gathered through the Network totaled $2 billion in 2002.

We also implemented an important new offering in 2002: Schwab Private Client. Traditionally, Schwab clients are clients of the firm, not of a particular individual. But we realized many investors want a more personalized, more durable relationship—a single and enduring point of contact—while continuing to avoid a commission structure that creates skewed incentives and, ultimately, undermines trust. With Schwab Private Client, we're able to offer investors, for the first time in our history, one-on-one advisory relationships with the objectivity and integrity that are characteristic of our firm. Clients have responded enthusiastically; this new Schwab service attracted more than $5 billion in assets during 2002.

Other Schwab enterprises also demonstrated progress in 2002. For example, we regularly refer Schwab clients to our U.S. Trust subsidiary when the extent of their wealth and the complexity of their needs demand the level of service delivered by U.S. Trust. During 2002, U.S. Trust recorded a

Client Assets at U.S. Trust
referred from Schwab • *Year End, in Billions*



$1.8
$1.0
$.3
00
01
02

27% increase in new assets from Schwab referrals, and the average size of new portfolios resulting from Schwab referrals grew by 46% to $4.5 million per client. At Schwab Capital Markets, revenues from institutional equities trading increased by 42% in 2002. And revenues from fixed income trading increased again, to $159 million in 2002, up 28%. Investor interest in bonds is hardly surprising given the depressed stock markets, and our fixed income capabilities have evolved and improved to meet increased demand.

In a new endeavor for Schwab, we laid the groundwork to open a bank, receiving preliminary regulatory approval in February 2003; the launch to Schwab clients is expected this spring. We're not planning to replicate the traditional banking experience; we're reinventing banking for the contemporary investor in ways that improve convenience and effectiveness. The initial focus of this new Schwab entity will be on mortgage lending and deposit products. We believe clients will welcome the opportunity to simplify their financial lives by housing more assets at Schwab. Growing client assets, of course, is key to generating returns for our stockholders.

As the "Schwab Investor Landscape" chart (page 17) makes clear, Schwab now has solutions for every kind of investor. The stage is set for Schwab to build deeper, more enduring relationships with an expanding universe of clients. And now we've begun the hard but important work of introducing Schwab to investors unfamiliar with us and introducing existing clients to new Schwab capabilities. We believe that investors are looking for a company that provides real, ethical solutions on their terms—and that Schwab has what they are seeking.

Streamlining Our Company

The achievements of 2002 were made while we were in the throes of a major strategic restructuring of our Company. The effort had several profoundly important goals. First and foremost, we sought to streamline our cost structure; in total, Schwab has eliminated some $800 million in annual operating costs over the last two years—in part through the painful but necessary challenge of reducing headcount. Second, we set out to fundamentally reorganize our Company and centralize several key functions that cross organizational boundaries, including marketing, human resources, operations and finance. Third, our restructuring sought to put managers throughout Schwab closer to clients,

Revenues Per Average Full-Time Equivalent Employee • *in Thousands*


$239
$192
$220
00
01
02

a proximity we believe is vital to our future success. While the restructuring was another trying reality of the bear market, it has streamlined our Company and improved the efficiency and consistency of our services.

One of our ongoing commitments for 2003 is to carefully manage productivity and keep expenses as flat as we can relative to late 2002 levels. Ideally, as markets stabilize and improve and as new revenue initiatives take hold, we hope to be able to generate impressive financial results.

Looking Forward

In 2003, we face an environment still plagued by substantial uncertainty, both economic and geopolitical, and low investor confidence. But we hope that Washington will act to stimulate the economy with policies and legislation helpful to investors. We have offered a number of ideas that President Bush has embraced, including a new tax policy for dividends and increased potential contribution levels for retirement accounts.

While we believe that the excesses–the hangover–of the stock market bubble that burst early in 2000 have been largely ironed out of the financial system, we also recognize some obvious threats to market confidence. We do not anticipate a return to the trading volumes that characterized most of the late 1990s anytime soon, and, frankly, that's a good thing.

But we are optimistic about the long-term opportunities before us–and we use the plural "opportunities" because they are so numerous. Who can benefit from investing (and, soon, banking) with Schwab? Virtually every kind of investor. New ones beginning their investing "lives." Self-directed investors who can use our research tools and capabilities to make better, more informed decisions. Active traders looking for superior information, trading tools and execution. Employee-investors who begin accumulating wealth through their 401(k) plans at work (and, when they retire or switch jobs, can keep their assets growing at Schwab). Affluent and sophisticated investors who either manage their financial assets with our help or work with independent investment advisors. And the extremely affluent investors who need the highly customized and comprehensive investment services, tax expertise, trust services and estate planning delivered by U.S. Trust.

In other words: If you're an investor, Schwab has a solution for you. We give all kinds of investors a full range of choices, each backed by world-class service and execution, superior technology and dedicated professionals. Moreover, the opportunity to build market share by leveraging our powerful brand franchise has never been better. Compared with the traditional Wall Street model, Schwab represents a very different kind of alternative, one characterized by objectivity, integrity and responsibility. All of this makes us optimistic about the long-term potential of Schwab.

Confident and Optimistic

Like so many companies in so many sectors, we have been buffeted by the economic environment of the last two years. We don't know when conditions will change, but we do believe that as we head into 2003, we are in charge of our own destiny. And that gives us confidence. Schwab's incredible work force is the embodiment of a culture that fosters and demands innovation and also rewards superior execution–the day-in, day-out job of getting things done. Execution is especially critical when times are tough, and in 2002 our people earned our gratitude by delivering impressive strategic progress in the face of adversity. We anticipate they'll show us their mettle and demonstrate their commitment to an even greater extent in the year ahead.

One final note: as we announced at the end of January, we have adjusted our leadership roles at Schwab. Effective May 9, 2003, Chuck will become Chairman and Dave will become President and CEO. It's really the culmination of a transition that has been evolving since Dave was named Co-CEO in 1998, and it also reflects the importance of separate positions for Chairman and CEO as an element of good corporate governance. Both of us have an important stake in leading this Company, and both of us remain absolutely committed to the vision and values of Schwab.

In our nearly 30 years of doing business, we've had several spectacular years, many great ones, and a few very difficult ones; 2002 was one of the latter. We appreciate the support of our stockholders who have stayed the course, and we want you to know that our focus is squarely on the goal of enhancing the value of your investment. We believe we can do that by delivering a great set of services, efficiently and with integrity, to a growing range of clients. We're well on our way.



Charles R. Schwab,
Chairman & Co-CEO



David S. Pottruck,
President & Co-CEO

March 10, 2003

The Schwab Investor Landscape

We have evolved considerably over the years from our origins as a discount broker that made a point of not providing advice. Today we have developed or acquired capabilities and solutions for individuals at every point on the investing landscape and at every stage of their investing lives, regardless of the size of their portfolios or their need for guidance and advice. The chart on the right, featuring real clients, maps The Charles Schwab Corporation's client service capabilities to the full spectrum of individual investor needs.

Schwab Investor Landscape



Schwab
Signature Client
Schwab
Advisor Network
U.S. Trust
Schwab
Private Client
Schwab
Signature Platinum
Schwab Strategic
Trading Resources
Level of Guidance
Level of Wealth

The Individual Investor.

In many ways, I'm just getting *started.*



Vince, served by Schwab Signature Client™

Schwab Signature Client, Schwab's core client offering, serves most self-directed individual investors. It provides the right resources to help them learn about investing, create appropriate strategies and turn ideas into action with access to the markets and a leading network of mutual funds. Investors interact with us through our award-winning Web site, over the phone, using a wireless device or at any one of over 380 Schwab Investor Centers.

In 2002: • Introduced "My Home" feature at schwab.com to allow clients to create a personalized one-page view of their Schwab relationship • Sponsored more than 10,000 Investor Education Workshops, reaching nearly 60,000 participants • Initiated the 401(k) Checkup, a free initial retirement plan consultation with a Schwab professional • Web site named #1 in the 2002 "Best of the Web" brokerage rankings by *Forbes*.

The Experienced Independent Investor.

My portfolio requires a higher level of *Schwab-style* service.



Darrell, served by Schwab Signature Platinum®

Schwab Signature Platinum is an enhanced version of Schwab's core client offering for experienced investors with larger portfolios. Benefits include priority service, an expanded suite of resources with enhanced investment research and tools and preferred pricing on fees and services. Platinum clients also have access to a wide range of sophisticated products and services such as fee-based advice for portfolio construction and financial planning, as well as specialized expertise in fixed income, annuities and other investment products.

In 2002: • Launched Schwab Equity Ratings (SER), Schwab's proprietary, objective ratings on 3,000+ stocks • Developed new SER-based investment opportunities including the Schwab Core Equity Fund™ and Schwab Hedged Equity Fund™ as well as SER-based stock lists.

The Investor with Unique Needs.

I prefer a *face-to-face* financial relationship.



Samantha, served by Schwab Private Client

Schwab Private Client offers a one-on-one relationship with Schwab professionals. This fee-based service is designed for clients who want to retain control of their investments and receive customized portfolio advice and specific buy/sell recommendations. Schwab Private Client offers objective guidance in helping clients create and implement their investment strategies. Clients work with their Private Client Consultant to develop a customized, long-term strategy that provides a disciplined approach to investing.

In 2002: • Rolled out Schwab Private Client nationwide in May • Attracted more than $5 billion in assets during 2002, ending the year with over 160 Schwab investment consultants serving over 6,900 participants.

The Active Trader.

I want the most *advanced tools* and direct market access.



Jesse, served by Schwab Strategic Trading Resources™

Schwab Strategic Trading Resources offers active traders what they want most: choice and control. We provide powerful customizable technology, including interactive technical charting and robust stock screeners, along with fact-based objective research and trade routing choices. Our premier trading software, StreetSmart Pro®, brings CyberTrader® technology to Schwab clients. It offers cutting-edge trading and risk management tools featuring a wide variety of streaming, real-time market news and quotes.

In 2002: • Offered StreetSmart Pro to certain Schwab clients who trade 48 or more times a year • CyberTrader introduced a streamlined Web platform offer, $9.95 pricing and placed first in its category in the *Forbes* "Best of the Web" 2002 brokerage rankings • Expanded technical trading and risk management education with articles, Webcasts and online courses.

The Advisor.

I give my clients expert advice *customized* for their situation.



John, member of Schwab Advisor Network

Schwab helps investors find a fee-based independent advisor through the *Schwab Advisor Network*, one of the largest prescreened groups of independent investment advisors of its kind. The Network includes over 340 experts in areas from financial planning to day-to-day portfolio management services to tax-sensitive investing. The Network members, served by Services for Investment Managers, are selected based on their financial experience, integrity and professional accomplishments and share Schwab's commitment to providing expert and unbiased advice based solely on client needs.

In 2002: • Launched the Schwab Advisor Network • Over 2,800 clients hired a Network advisor as a result of our recommendations • Ended the year with $1.8 billion in program assets.

The Affluent Investor.

I need a wealth manager with a *comprehensive* perspective.



Robert, served by U.S. Trust

U.S. Trust, one of the nation's oldest and most respected wealth management firms, has the experience, the expertise and the resources to meet the complex needs of the most affluent individuals. With more than 30 offices nationwide, the firm offers a broad range of integrated wealth management capabilities, including investment management and consulting; fiduciary services; financial, tax and estate planning and private banking.

In 2002: • Ended the year with $108.0 billion in client assets, which included managed client assets of $80.6 billion • Recorded a 27% increase over 2001 in new assets from Schwab referrals • Significantly enhanced online services and introduced online bill payments • Developed and implemented a new set of mortgage products and an enhanced checking account.

Every Schwab client—whether an individual or an institution—benefits from our comprehensive set of resources and capabilities.

Schwab's Market Wisdom

Schwab's roots lie in the realm of discount brokerage: Market execution for investors who do their own research and make their own decisions. But investor needs have evolved, and over the years Schwab has responded with more and more kinds of investor advice, research and financial planning. Today we offer portfolio analysis and asset allocation models as well as individual stock and mutual fund selection—all based on objective, analytical research. No Schwab research or analytical tool is tied directly to commission-based compensation, which greatly reduces the potential for a conflict of interest with clients. Schwab's market wisdom is the collective product of the Schwab Center for Investment Research®, Schwab Equity Ratings and the Schwab Washington Research Group. For clients, Schwab also makes available a range of third-party research efforts, including equity coverage from Goldman Sachs, Standard & Poor's, Argus and FirstCall. *In 2002:* • Introduced Schwab Equity Ratings, an objective, easy-to-use tool covering more than 3,000 individual stocks • Enhanced our internal Web site to give Schwab investment consultants quick access to Morningstar analysis of some 1,900 funds.

Schwab Capital Markets

Our "interface" with the world's financial exchanges is the purview of the Capital Markets & Trading enterprise—which includes Equities and Fixed Income divisions—and Schwab's Asset Management Products and Services (AMPS, described below). The Equities division makes markets in more than 5,000 Nasdaq stocks and provides liquidity and market-leading execution to the Company's 8 million client accounts as well as 400 institutional clients and 250 broker-dealers. The group also provides institutional research and options trading and oversees the regional specialist business. Our Fixed Income division currently offers a full spectrum of fixed income and specialized products. *In 2002:* • SCM assembled a team of 40 experienced professionals across the country to handle institutional equity trading, this team executed an average of 400 million shares a month by year end • Increased institutional equities trading revenues by 42% • Upgraded the Schwab BondSource® platform to provide additional information, analytics and quotes • Achieved a record-setting $159 million in fixed income revenues • Doubled the volume of certificates of deposit handled by Schwab CDSource™.

Asset Management Products & Services

We pioneered the no-fee mutual fund marketplace, Mutual Fund OneSource®, now offering more than 1,700 funds for investors. Also, Schwab manages its own family of proprietary mutual funds under the brand SchwabFunds®, including money market, bond, index, quantitatively managed equity funds and Schwab MarketMasters Funds™ that offer convenient access to diversified portfolios. *In 2002:* • Introduced the Schwab Core Equity Fund and the

Schwab Hedged Equity Fund to leverage Schwab Equity Ratings • Launched Schwab MarketMasters Funds, a suite of four funds using third-party investment managers employing different styles and strategies • Ended the year with $324 billion in client assets in mutual funds, $157 billion of which was invested in proprietary SchwabFunds and Excelsior® Funds.

Services for Investment Managers

The goal of Schwab's enterprise devoted to serving independent investment advisors is to help them grow, compete and succeed by providing industry-leading custody, trading and technology services. We help advisors focus on what matters most: their business and relationships with clients. *In 2002:* • Served 5,900 financial advisors at year end who managed $222 billion in client assets • Launched the Schwab Advisor Network • Enhanced our Centerpiece® portfolio management software • Grew Managed Account Select™ assets by 120% • Hosted educational workshops for 1,100 advisor firms via 19 events around the country • Sponsored our 12th annual IMPACT® conference, the largest such event for independent investment advisors in the industry.

Schwab Corporate Services

Schwab Corporate Services leverages the brand, breadth, distribution and values of Schwab for the benefit of corporations and their employees—increasingly important as self-directed retirement plans have placed the responsibility for retirement investing in the hands of employees. The group designs and manages 401(k) and other retirement plans and equity- and option-based compensation plans in ways that are easy for the plan sponsor and effective for the plan participant. A primary component of this effort is education designed to help employees, many of them new investors, make good financial decisions. *In 2002:* • The Company custodied a total of $88 billion in assets in employer-sponsored retirement plans at year end • Launched new plans for 81 company sponsors • Introduced Schwab Retirement Solutions™: four new professionally managed funds for participants who want a fast, simple retirement investment strategy • Extended our reach to smaller company plans with a comprehensive bundled solution, SchwabPlan Select™.

Global Dollar

Schwab's international focus has shifted from serving local-currency-denominated accounts around the world to enabling international investors to manage portfolios denominated in U.S. dollars through the Global Dollar group, serving investors in Europe, Latin America and the Asia-Pacific region. In addition, 16 U.S. branches serve investors in their native languages, including Chinese, Spanish, Korean and Vietnamese. *In 2002:* • Served more than 293,000 accounts representing $16 billion in assets at Schwab.

It takes an enormous number of dedicated, hard working professionals to deliver a comprehensive spectrum of services and capabilities to Schwab's eight million client accounts and an even bigger team to support the people on Schwab's front lines.

One of our 2002 accomplishments was to streamline and integrate the functions that support our business; here, we profile those units and some of their accomplishments during the year.

Schwab's Infrastructure and Support Teams

Operations

Maintaining millions of accounts and executing hundreds of millions of transactions are the purview of Schwab's Operations enterprise. *In 2002 Operations:* • Coordinated operational support functions for Charles Schwab & Co., Inc., Schwab Capital Markets L.P. and U.S. Trust Corporation • Managed over $97 billion in dividend, interest and corporate action distributions • Consolidated transfer of account operations to realize annual savings of $2 million • Consolidated retirement functions and retail operations centers with an anticipated annual savings of approximately $2 million • Reduced ongoing client statement production costs by over $4 million annually.

Technology

The infrastructure of Schwab relies on technology, and never more so in the era of the Internet. *In 2002 Technology:* • Maintained system availability levels at 99.96% • Piloted 16 projects using a new systems development methodology that will bring consistent execution across all groups • Implemented mirrored disaster recovery for mainframes, cutting recovery time.

Marketing

The Schwab brand is a tremendous asset for every client-facing enterprise within the Company, and building our franchise was important during a difficult market and economic environment. *In 2002 Marketing:* • Launched a new advertising campaign featuring more than 30 clients • Deployed a campaign to launch CyberTrader's new Web-based offering • Created a new advertising campaign for Services for Investment Managers • Over-hauled the marketing collateral suite and development process to reduce inventory and cut production costs saving $3 million in 2002 alone.

Finance

Managing and monitoring profitability at the segment level and for the firm depends on the efforts of Finance, which assists in pricing decisions, uncovering opportunities for productivity improvements and cost savings. *In 2002 Finance:* • Supported pricing analysis for new products and services • Implemented a self-service administrative system, including Web-based procurement • Along with Corporate Oversight enhanced corporate governance policies and procedures • Assisted in the divestiture of our Canadian and U.K. brokerage operations and our employee stock purchase plan business.

Human Resources

The people of Schwab are our most important competitive advantage. HR played a critical role in maintaining that competitive advantage, even in challenging times. *In 2002 Human Resources:* • Built stronger people management systems to motivate and develop employees • Implemented technologies that reduce recruiting costs and allow better tracking of staffing data • Led efforts to transfer existing employees and recruit externally for banking, institutional investing, Schwab Private Client and our Investor Center network.

Corporate Oversight

For a financial institution, public trust is a vital competitive advantage. Schwab's Corporate Oversight team works to safeguard the brand and support the business through legal, compliance and public policy support. *In 2002 Corporate Oversight:* • Launched InSight, a sophisticated new system for account surveillance and fraud detection • Introduced a comprehensive review of Schwab's corporate governance processes to conform with new regulatory requirements • Provided legal and compliance support for the launch of new products and services across the Company.

Schwab Executive Committee

The Executive Committee, which includes 10 other individuals as well as Charles R. Schwab and David S. Pottruck, is responsible for leading this firm. These leaders, pictured below, bring a powerful combination of knowledge, insight and experience to the challenge of guiding their enterprises and charting a course for the Company as a whole. They set the standards for client service, innovation and teamwork; together they embody the Schwab culture and values.



William L. Atwell

Executive Vice President, Institutional, International & Banking. 2.5 years at Schwab, 30 years in financial services.



Jody L. Bilney

Executive Vice President & Chief Marketing Officer. 8 months at Schwab, 19 years in marketing.



John Philip Coghlan

Vice Chairman & President, Schwab Individual Investor. 17 years at Schwab, 17 years in financial services.



Christopher V. Dodds

Executive Vice President & Chief Financial Officer. 16 years at Schwab, 20 years in finance.



Lon Gorman

Vice Chairman & President, Schwab Capital Markets/Asset Management Products & Services. 7 years at Schwab, 33 years in capital markets.

    

Daniel O. Leemon

Executive Vice President & Chief Strategy Officer. 7 years at Schwab, 23 years in strategy development & strategic planning.

Dawn G. Lepore

Vice Chairman, Technology, Operations & Administration. 19 years at Schwab, 25 years in technology, 2 years in operations and administration.

Mary S. McLeod

Executive Vice President, Human Resources. 1.5 years at Schwab, 22 years in human resources.

Geoffrey J. Penney

Executive Vice President & Chief Information Officer. 6 years at Schwab, 32 years in technology.

Alan J. Weber

Executive Vice President, Chairman & CEO, U.S. Trust Corporation. 6 months at Schwab, 32 years in financial services.

Financial Review

Chief Financial Officer Overview

At Schwab, we support the efforts of the SEC and others to encourage companies to provide more management insight as part of their financial disclosures, and we continuously look for ways to evolve our own disclosures so that interested readers can better see the Company through management's eyes. The following overview by Chief Financial Officer (CFO) Chris Dodds is a new addition to our Annual Report.

Schwab's Financial Picture

The phrase "the client comes first" is the perspective that guides and informs everything we do at Schwab, including financial management. Accordingly, we believe that any review of our financial picture should begin by asking, "How did we do with clients?" If we are able to attract new clients and retain current clients year after year, then over time everything else — revenues, earnings and returns on capital — will follow.

By some measures we did relatively well in 2002. While net new assets were down 35% from the prior year to $48 billion, that was still more than 35% above the next highest number reported by a financial services firm. The 771,000 new accounts opened by clients was our lowest total since 1995, yet a credible result in a brutal market environment, particularly in light of their increasing size — the average funding for a new account reached a record $102,000, up 16% from December 2001. So, under the circumstances, we think we did fairly well last year in terms of winning in the client marketplace. But these numbers could not offset the impact of a market environment that swamped our net asset inflows — our clients suffered almost $130 billion of market losses in their portfolios, which further undermined investor confidence and pressured revenues across all of Schwab's business segments.

As reflected in our *discussion of revenues on pages 45-49*, three main sources of pressure affected Schwab in 2002: trading activity per account, which slowed to the lowest level since we began keeping track in the early 1990s; a substantial reduction in client margin loans; and declining securities values, which impacted balance-related revenues like the fees U.S. Trust charges and the fees we earn on our Mutual Fund OneSource program. On the positive side, we did post an increase in *Asset management and administration fees*, evidence of our continued progress in building nontrading revenues through stronger client relationships. One important note: while we expect nontrading revenues will continue to grow as a percentage of our total revenues, the small size of last year's increase also reminds us that while balance-related revenues are generally more stable than those from trading-related activities, they are still influenced by market shifts.

Our approach to managing the Company's expenses includes keeping a sharp eye on the portions of our revenues used to support our employee base and other aspects of ongoing operations. In general, we strive to keep the expense line most directly tied to our staffing levels — *Compensation and benefits* — at around 42% of net revenues. Keeping this cost in its desired range helps us have money available to invest in the future growth of our business and deliver consistent margins. You'll see in our *expense discussion on pages 49-52* that we worked hard to bring costs down further in 2002, including a third round of restructuring initiatives as the environment continued to worsen. Overall, we've taken more than $800 million in annual operating expenses out of our cost structure over the past two years, but we've taken restructuring charges totaling $764 million (pre-tax) to achieve this reduction. By the end of 2002 our staffing and infrastructure costs were down to levels consistent with those needed to generate improved financial performance in 2003 — even if revenues are flat with the prior year.

We call our investments in future growth "development spending," which includes our marketing communications effort to help build our brands and expand our client base, as well as projects to create new capabilities for the Company. While our *Advertising and market development* line encompasses much of the marketing communications effort, the rest of our development spending is spread across a number of expense lines on our income statement, including *Compensation and benefits, Professional services* and others. We did scale back our development outlays to about $330 million in 2002, 18% below 2001, as we focused on our key strategic priorities. We remain convinced, however, that continued investment is essential for sustained growth. We run the risk of missing the opportunities that lie ahead of us if we fail to fund the initiatives that build our brands and enable us to keep up with our clients' evolving needs. Our goal is to keep our marketing communications investment at 5% or more of net revenues and the rest of our development spending at about 5% of net revenues.

A final note to the 2002 *income statement (page 61)*: the $61 million in *Goodwill and other impairment charges* in 2002 reflect our assessment that the Company's European operations were not going to reach the financial goals we had set for them. The European market environment has been at least as tough as that of the United States, and at the end of the year we recognized the impaired value of those operations. As discussed in the *Subsequent Event note on page 89*, we sold our British pound sterling brokerage business in early 2003 as we worked to streamline the Company. In addition, we continue to evaluate our options regarding our U.K. market-making joint venture.

Moving on to our *balance sheet (page 62)*: our business model makes this a fairly straightforward story. The overall size of the balance sheet is largely driven by liabilities relating to client activity. The cash clients place in their brokerage accounts is recorded as a payable (and is included in *Payables to brokerage clients*) and by law those funds can be lent back to clients in the form of margin loans (which make up the majority of *Receivables from brokerage clients*), used to cover open client transactions, or placed in an investment portfolio that is segregated from other Company assets. Similarly, *Deposits from banking clients* will either fund *Loans to banking clients* or be invested in high-quality, liquid instruments as part of *Securities owned*. The rest of our balance sheet consists mainly of the Company's cash and the carrying value of our fixed assets, as well as our debt and equity capital. In general, our focus is on sustaining a high-quality balance sheet with ample flexibility and liquidity to manage through a highly variable business environment.

By design, we do not incur lots of short- or long-term debt. With the completion of our restructuring efforts, we enjoy substantial operating leverage embedded in the Company's infrastructure; in other words, we can absorb a substantial increase in client activity without a corresponding increase in costs, allowing much of any incremental revenue to drop to the bottom line. We do not view our business as being particularly capital-intensive, and we continue to believe that it is inadvisable to compound operating leverage with significant financial leverage. We expect our long-term debt to total capital ratio will remain well below 30%.

On our *statement of cash flows (page 63)*, please note the numbers we watch most closely. We use the sum of two lines — *Net income* plus *Depreciation and amortization* — as the basic measure of usable cash flow being generated by the Company. Goodwill is no longer being amortized, but for 2002 we also add back the $61 million in *Goodwill and other impairment charges*, since those were noncash items. For 2002, this "gross" cash inflow totaled $491 million.

We also monitor changes in *Receivables from brokerage clients* very carefully since we set aside roughly 10% of any increase in margin loans as capital that must stay on the balance sheet. Clients have been reducing margin loan usage in recent years, which has served to free up a substantial amount of cash/capital for other purposes. In 2002, we allocated $160 million (less than 4% of net revenues) for capital expenditures (*Purchases of equipment, office facilities and property*, also referred to as "capex"), which funded desired investments and still maintained ample capacity for serving current and potential client needs. We plan to maintain capex at roughly this level in 2003.

What do we do with the rest of the cash that the Company generates? The key items we manage include *Proceeds from and Repayments of long-term debt, Dividends paid* and share repurchases (*Purchases of treasury stock*). We increased our financial flexibility in 2002 through net debt repayments totaling over $100 million, which left us with a long-term debt to total capital ratio of just 14%, well under the 30% limit mentioned above. The dividends we pay are relatively small — just over $0.04 a share in 2002 — reflecting the Company's ongoing philosophy of reinvesting most of its available resources in its most promising growth opportunities. Of course we'll work with our Board to monitor legislative developments with regard to the double taxation of dividends throughout 2003. In a similar vein, our share repurchase program remains opportunistic in nature. We expect to be more active at times when we think we can create meaningful value for stockholders, but we may also choose to go more slowly during periods when we feel those resources could be deployed more effectively elsewhere.

To pull all of this together, I believe that what we strive for in financial management at Schwab is best summed up by a phrase that remains prominently displayed in my office: "Keep It Simple." In practice, that means maintaining a conservative capital structure and plenty of liquidity so that we can focus on pursuing the superior long-term results — our goals of annual revenue growth of at least 20%, after-tax profit margins consistently at or above 12% and a return on stockholders' equity of at least 20% — that we and our stockholders have come to expect. Clearly, we had a tough time grappling with the environment in 2002, but we believe Schwab is now better positioned from a cost perspective, and our focus in 2003 is shifting more to revenue growth. We also believe that we are well-positioned to continue winning where it counts most: *with clients*. So, as you look over our financial disclosures now and in the future, pay particular attention to those client metrics. That's what we're focused on at Schwab.

Christopher V. Dodds

Christopher V. Dodds,
Executive Vice President &
Chief Financial Officer

March 10, 2003

Stockholder Value

Historical Performance

The Charles Schwab Corporation (CSC) has been a public company since September 1987. Assuming reinvestment of dividends, a $1,000 investment in CSC's common stock made at the end of 1992 was worth $13,000 on December 31, 2002. Over this ten-year period, the split-adjusted market price per share of CSC's common stock has grown at a compounded annual rate of 29% — from $.86 to $10.85. This increase created $14 billion in stockholder wealth.

SCH Stock Price • *High, Low and Close*


$51.67
$44.75
$33.00
$22.83
$19.00
$9.83
$22.46
$16.96
$4.50
$6.17
$8.13
$7.22
97
98
99
00
01
02

Market Value of SCH Stock • *in Billions*


$39.3
$33.9
$24.4
$21.2
$12.1
$14.6
97
98
99
00
01
02

Market Comparison

Assuming reinvestment of dividends, CSC's common stock decreased 30% in 2002, compared with a decrease of 26% for the Dow Jones Securities Brokerage Group Index (DJSBG Index) and a decrease of 22% for the Standard & Poor's 500 Index (S&P 500 Index). Over a five-year period, as shown in the chart below, CSC's common stock increased 18%, compared to an increase of 27% for the DJSBG Index and a decrease of 3% for the S&P 500 Index. Over a ten-year period, CSC's common stock increased 1,226%, surpassing the increases of 454% for the DJSBG Index and 144% for the S&P 500 Index.

Common Stock Performance • *Computed on a Dividend Reinvestment Basis and Indexed to December 31, 1997*


$307
$275
$202
$168
$118
$100
97
98
99
00
01
02
SCH Stock
DJSBG Index
S&P 500 Index

Revenues vs. SCH Stock Price • *Revenues in Billions*


$5.8
$4.5
$4.4
$4.1
$3.2
$2.7
$25.50
$28.38
$18.73
$15.47
$9.32
$10.85
97
98
99
00
01
02
Revenues
SCH Stock Price

Past performance is not predictive of future results. The performance of CSC's common stock may fluctuate in the future, so that shares may be worth more or less than their price on the date hereof or when purchased.

The number of common stockholders of record as of February 24, 2003 was 12,956. The closing market price per share on that date was $7.68.

The common stock of The Charles Schwab Corporation (ticker symbol: SCH) is listed on The New York Stock Exchange (NYSE) and the Pacific Exchange, and traded on the NYSE, as well as the Boston, Cincinnati, Chicago, Pacific, and Philadelphia stock exchanges.

Growth in Client Assets and Accounts

in billions, at year end, except as noted	Growth Rates Compounded 5-Year 1997-2002	Growth Rates Annual 1-Year 2001-2002	2002	2001	2000	1999	1998	1997
Assets in Client Accounts								
Schwab One®, other cash equivalents and deposits from banking clients	15%	(1%)	$ 31.1	$ 31.5	$ 29.0	$ 27.1	$ 20.8	$ 15.5
Proprietary funds (SchwabFunds and Excelsior):								
Money market funds	21%		129.7	130.3	109.4	89.6	70.6	50.9
Equity and bond funds	21%	(10%)	27.7	30.9	30.1	27.8	18.4	10.8
Total proprietary funds	21%	(2%)	157.4	161.2	139.5	117.4	89.0	61.7
Mutual Fund Marketplace(1):								
Mutual Fund OneSource	5%	(15%)	73.6	87.0	98.3	101.0	69.3	56.6
Mutual fund clearing services		1%	21.2	21.0	21.2	3.3	2.0	
All other	8%	(3%)	71.6	73.6	71.3	72.3	57.8	48.0
Total Mutual Fund Marketplace	10%	(8%)	166.4	181.6	190.8	176.6	129.1	104.6
Total mutual fund assets	14%	(6%)	323.8	342.8	330.3	294.0	218.1	166.3
Equity and other securities(1)	7%	(22%)	294.7	379.3	435.1	468.6	299.2	209.5
Fixed income securities(2)	18%	20%	121.8	101.5	93.1	73.2	65.8	53.6
Margin loans outstanding	(3%)	(28%)	(6.6)	(9.2)	(15.8)	(16.9)	(9.6)	(7.7)
Total client assets(3)	12%	(10%)	$ 764.8	$845.9	$ 871.7	$846.0	$594.3	$437.2
Net Growth in Assets in Client Accounts(4) (for the year ended)								
Net new client assets			$ 47.6	$ 73.6	$ 162.0	$102.3	$ 76.0	$ 64.1
Net market gains (losses)			(128.7)	(99.4)	(136.3)	149.4	81.1	49.0
Net growth (decline)			$ (81.1)	$ (25.8)	$ 25.7	$251.7	$157.1	$113.1
New Client Accounts (in thousands, for the year ended)	(8%)	(18%)	771	943	1,482	1,491	1,385	1,168
Active Client Accounts (in millions)(5)	11%	3%	8.0	7.8	7.5	6.6	5.6	4.8
Active Online Schwab Client Accounts (in millions)(6)	28%	(2%)	4.2	4.3	4.3	3.3	2.2	1.2
Online Schwab Client Assets	30%	(13%)	$ 297.4	$341.2	$ 364.9	$348.7	$174.1	$ 80.8

(1) Excludes money market funds and all proprietary money market, equity, and bond funds.
(2) Includes certain other securities serviced by Schwab's fixed income division, including exchange-traded unit investment trusts, real estate investment trusts, preferred debt, and preferred equities.
(3) Includes U.S. Trust client assets of $108.0 billion, $124.0 billion, $130.4 billion, $120.8 billion, $103.2 billion, and $83.5 billion at December 31, 2002, 2001, 2000, 1999, 1998, and 1997, respectively.
(4) Effective in 2001, net new client assets exclude mutual fund capital gains reinvestments. Net new client assets in 2000, 1999, 1998, and 1997 have been adjusted to exclude mutual fund capital gains reinvestments of $9.3 billion, $4.6 billion, $3.1 billion, and $4.8 billion, respectively. Effective in 2000, net new client assets include U.S. Trust Corporation and its subsidiaries (U.S. Trust). For 1997 through 1999, U.S. Trust net new client assets are included in net market gains.
(5) Effective in 1998, active accounts are defined as accounts with balances or activity within the preceding eight months instead of twelve months as previously defined. This change in definition had the effect of decreasing the number of active accounts in 1998 by approximately 200,000. Prior years have not been adjusted.
(6) Active online accounts are defined as all active individual and U.S. dollar-based international accounts within a household that has had at least one online session within the past twelve months. Excludes independent investment advisor accounts and U.S. Trust accounts.

11-Year Selected Financial and Operating Data

in millions, except per share amounts, ratios, number of offices, average revenue per revenue trade, and as noted	Growth Rates Compounded 10-Year 1992-2002	Growth Rates Compounded 5-Year 1997-2002	Growth Rates Annual 1-Year 2001-2002	2002
Operating Results				
Revenues	14%	9%	(5%)	$ 4,135
Expenses excluding interest	16%	13%	(6%)	$ 3,967
Net income		(19%)	(45%)	$ 109
Basic earnings per share(1)	(1%)	(20%)	(43%)	$ .08
Diluted earnings per share(1)	(1%)	(20%)	(43%)	$ .08
Adjusted operating income(2)	14%	3%	(3%)	$ 396
Dividends declared per common share(3)	20%	7%		$ .0440
Weighted-average common shares outstanding — diluted				1,375
Non-trading revenues as a percentage of revenues(4)				66%
Trading revenues as a percentage of revenues(4)				34%
Effective income tax rate				42.6%
Capital expenditures — cash purchases of equipment, office facilities, property, and internal-use software development costs, net	10%	1%	(47%)	$ 160
Capital expenditures as a percentage of revenues				3.9%
Performance Measures				
Revenue growth (decline)				(5%)
Pre-tax profit margin — reported				4.6%
After-tax profit margin — reported				2.6%
After-tax profit margin — operating(2)				9.6%
Return on stockholders' equity				3%
Financial Condition (at year end)				
Total assets	16%	14%	(2%)	$39,705
Long-term debt	11%	8%	(12%)	$ 642
Stockholders' equity	24%	24%	(4%)	$ 4,011
Assets to stockholders' equity ratio				10
Long-term debt to total financial capital (long-term debt plus stockholders' equity)				14%
Client Information (at year end)				
Active client accounts(5)	15%	11%	3%	8.0
Client assets (in billions)	23%	12%	(10%)	$ 764.8
Total mutual fund assets (in billions)	29%	14%	(6%)	$ 323.8
Active independent investment advisors (in thousands)	6%	2%	2%	5.9
Independent investment advisor client accounts (in thousands)	24%	17%	9%	1,182.4
Independent investment advisor client assets (in billions)	33%	16%	(5%)	$ 222.4
Number of Schwab domestic branch offices	8%	7%	(2%)	388
Number of U.S. Trust offices	16%	12%		34
Employee Information				
Full-time equivalent employees (at year end, in thousands)	9%	3%	(15%)	16.7
Revenues per average full-time equivalent employee (in thousands)	3%	2%	15%	$ 220
Compensation and benefits expense as a percentage of revenues				44.8%
Clients' Daily Average Trading Volume (in thousands)				
Daily average revenue trades(6)	20%	13%	(16%)	134.1
Mutual Fund OneSource and other asset-based trades	45%	10%	4%	56.1
Daily average trades	23%	12%	(11%)	190.2
Average Revenue Per Revenue Trade	(7%)	(10%)	8%	$ 37.78

(1) Both basic and diluted earnings per share include an extraordinary gain of $.01 per share in 2002 and $.08 per share in 2001, and an extraordinary charge of $.01 per share in 1993.

(2) Represents a non-GAAP income measure, which in 2002 excludes an extraordinary gain, restructuring charges, goodwill and other impairment charges, and merger- and acquisition-related costs totaling $287 million after-tax. In 2001, excludes an extraordinary gain, non-operating revenue (which primarily consists of a gain on the sale of an investment), restructuring and other charges, and merger- and acquisition-related costs totaling $208 million after-tax. In 2000, excludes merger- and acquisition-related costs totaling $131 million after-tax. In 1997, excludes charges for a litigation settlement of $24 million after-tax. In 1995, excludes U.S. Trust Corporation (USTC)'s restructuring charges of $87 million after-tax. In 1994, excludes USTC's restructuring charges of $28 million after-tax.

(3) Dividends declared per common share do not include dividends declared by USTC prior to the completion of the merger in 2000.

2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
$ 4,353	$ 5,788	$ 4,486	$ 3,178	$ 2,672	$ 2,174	$ 1,805	$ 1,483	$ 1,353	$1,098
$ 4,218	$ 4,557	$ 3,387	$ 2,500	$ 2,141	$ 1,710	$ 1,621	$ 1,225	$ 1,073	$ 901
$ 199	$ 718	$ 666	$ 410	$ 321	$ 275	$ 122	$ 156	$ 160	$ 110
$ .14	$ .53	$ .51	$ .32	$ .25	$ .22	$ .10	$ .13	$ .13	$ .09
$ .14	$ .51	$ .49	$ .31	$ .24	$ .21	$ .09	$ .12	$ .12	$ .09
$ 407	$ 849	$ 666	$ 410	$ 345	$ 275	$ 209	$ 184	$ 160	$ 110
$ .0440	$ .0407	$ .0373	$ .0360	$ .0311	$ .0267	$ .0207	$ .0138	$ .0094	$.0072
1,399	1,404	1,373	1,343	1,338	1,320	1,304	1,285	1,306	1,286
63%	51%	47%	49%	46%	44%	47%	52%	47%	48%
37%	49%	53%	51%	54%	56%	53%	48%	53%	52%
44.1%	41.7%	39.4%	39.5%	39.5%	40.7%	33.5%	39.6%	40.5%	44.3%
$ 301	$ 705	$ 370	$ 199	$ 150	$ 173	$ 180	$ 48	$ 99	$ 63
6.9%	12.2%	8.3%	6.3%	5.6%	8.0%	10.0%	3.2%	7.3%	5.8%
(25%)	29%	41%	19%	23%	20%	22%	10%	23%	26%
8.2%	21.3%	24.5%	21.3%	19.9%	21.3%	10.2%	17.4%	19.9%	18.0%
4.6%	12.4%	14.9%	12.9%	12.0%	12.6%	6.8%	10.5%	11.8%	10.0%
9.4%	14.7%	14.9%	12.9%	12.9%	12.6%	11.6%	12.4%	11.8%	10.0%
5%	21%	31%	27%	26%	29%	16%	24%	30%	26%
$40,464	$38,154	$34,322	$26,407	$20,297	$17,256	$13,125	$11,141	$10,083	$8,857
$ 730	$ 770	$ 518	$ 419	$ 433	$ 310	$ 275	$ 232	$ 250	$ 217
$ 4,163	$ 4,230	$ 2,576	$ 1,673	$ 1,376	$ 1,069	$ 815	$ 690	$ 608	$ 456
10	9	13	16	15	16	16	16	17	19
15%	15%	17%	20%	24%	22%	25%	25%	29%	32%
7.8	7.5	6.6	5.6	4.8	4.1	3.4	3.0	2.5	2.0
$ 845.9	$ 871.7	$ 846.0	$ 594.3	$ 437.2	$ 324.1	$ 243.7	$ 163.7	$ 134.8	$ 97.1
$ 342.8	$ 330.3	$ 294.0	$ 218.1	$ 166.3	$ 122.4	$ 85.4	$ 57.2	$ 43.9	$ 25.4
5.8	5.7	5.8	5.4	5.3	4.8	5.6	4.8	4.3	3.2
1,081.7	986.5	848.3	689.9	547.2	442.2	390.6	301.1	216.4	133.3
$ 235.0	$ 231.3	$ 213.1	$ 146.4	$ 105.8	$ 72.9	$ 50.6	$ 32.6	$ 22.9	$ 13.3
395	384	340	291	272	235	226	208	198	175
34	31	28	24	19	18	14	14	12	8
19.6	26.3	20.1	15.1	14.3	11.9	10.7	9.4	9.3	7.0
$ 192	$ 239	$ 249	$ 214	$ 204	$ 195	$ 182	$ 165	$ 166	$ 160
43.1%	41.7%	42.1%	43.3%	42.5%	42.1%	43.5%	43.5%	43.0%	43.1%
159.7	242.0	163.1	97.2	71.8	54.0	40.8	29.5	28.1	22.4
54.0	58.1	45.6	40.3	34.2	27.2	17.8	14.3	7.4	1.4
213.7	300.1	208.7	137.5	106.0	81.2	58.6	43.8	35.5	23.8
$ 35.02	$ 37.38	$ 45.55	$ 53.44	$ 64.27	$ 69.08	$ 73.11	$ 72.68	$ 76.75	$77.12

(4) Non-trading revenues include asset management and administration fees, net interest revenue, and other revenues. Trading revenues include commission and principal transaction revenues.

(5) Effective in 1998, active accounts are defined as accounts with balances or activity within the preceding eight months instead of twelve months as previously defined. This change in definition had the effect of decreasing the number of active accounts in 1998 by approximately 200,000. Prior years have not been adjusted.

(6) Effective in 1997, revenue trades have been adjusted for all years presented to include all client trades (both individuals and institutions) that generate either commission revenue or revenue from principal markups (i.e., fixed income); also known as DART. This data is reported on a trade date basis for 1995 to 2002, and settlement date basis prior to 1995.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted.

Description of Business

The Company

The Charles Schwab Corporation (CSC) and its subsidiaries (collectively referred to as the Company) provide securities brokerage and related financial services for 8.0 million active client accounts.[(a)] Client assets in these accounts totaled $764.8 billion at December 31, 2002. Charles Schwab & Co., Inc. (Schwab) is a securities broker-dealer with 388 domestic branch offices in 48 states, as well as a branch in the Commonwealth of Puerto Rico. U.S. Trust Corporation (USTC, and with its subsidiaries collectively referred to as U.S. Trust) is a wealth management firm that through its subsidiaries also provides fiduciary services and private banking services with 34 offices in 12 states. Other subsidiaries include Charles Schwab Investment Management, Inc., the investment advisor for Schwab's proprietary mutual funds, Schwab Capital Markets L.P. (SCM), a market maker in Nasdaq and other securities providing trade execution services primarily to broker-dealers and institutional clients, and CyberTrader, Inc. (CyberTrader), an electronic trading technology and brokerage firm providing services to highly active, online traders.

The Company provides financial services to individuals, institutional clients, and broker-dealers through four segments — Individual Investor, Institutional Investor, Capital Markets, and U.S. Trust. The Individual Investor segment includes the Company's domestic and international retail operations. The Institutional Investor segment provides custodial, trading and support services to independent investment advisors (IAs), serves company 401(k) plan sponsors and third-party administrators, and supports company stock option plans. The Capital Markets segment provides trade execution services in Nasdaq, exchange-listed, and other securities primarily to broker-dealers, including Schwab, and institutional clients. The U.S. Trust segment provides investment, wealth management, custody, fiduciary, and private banking services to individual and institutional clients.

Business Strategy

The Company's primary strategy is to serve the needs of individual investors either directly or indirectly through intermediaries, IAs, or corporate retirement plan sponsors. Meeting these investment needs entails offering a variety of financial services including retail brokerage, investment and wealth management, custody and fiduciary services, support services for IAs, investment services to companies and their employees (including 401(k) defined contribution plans), equity securities market-making, and banking and other financial services. Additionally, the Company provides institutional clients with equity trade execution services, mutual fund clearing services, investment management, and fiduciary services.

(a) Accounts with balances or activity within the preceding eight months.

To pursue its strategy and its objective of long-term profitable growth, the Company plans to leverage its competitive advantages, which include:

- a broad range of products, services, and advice offerings,
- multi-channel delivery systems,
- an ongoing investment in technology, and
- nationally recognized brands.

Management continues to believe that the key to sustaining the Company's competitive advantages will be its ability to combine people and technology in ways that provide investors with the access, information, guidance, advice and control they expect — as well as high-quality service — all at a lower cost than traditional providers of financial services.

The Company's products and services are designed to meet clients' varying investment and financial needs, including help and advice and access to extensive investment research, news and information. The Company's infrastructure and resources are focused on pursuing six strategic priorities:

- providing the spectrum of affluent investors with the advice, relationships, and choices that support their desired investment outcomes;
- delivering the information, technology, service, and pricing needed to remain a leader in serving active traders;
- continuing to provide high-quality service to emerging affluent clients — those with less than $250,000 in assets;
- providing individual investing services through employers, including retirement and option plans as well as personal brokerage accounts;
- offering selected banking services and developing investment products that give clients greater control and understanding of their finances; and
- retaining a strong capital markets business to address investors' financial product and trade execution needs.

Services for Affluent Investors: For affluent investors who make independent investment decisions, the Company offers research, analytic tools, and access to fee-based portfolio consultations and financial planning services. Clients looking for more guidance have access to advanced research, trading and planning resources, combined with professional advice from Schwab's investment specialists designed to assist in developing an investment strategy and carrying out investment and portfolio management decisions. In 2002, the Company launched nationwide its full-service advice and relationship service offering, including the Schwab Advisor Network (the successor to the Schwab AdvisorSource® referral program), Schwab Private Client, and Schwab Equity Ratings.

The IAs in the Schwab Advisor Network provide customized and personalized portfolio management and financial planning services to investors who want the assistance of an independent professional in managing their financial affairs.

The Schwab Advisor Network strengthens the Schwab/advisor/client relationship through a pricing model that allows for sharing fee income on referred accounts and features IAs more prominently in advertising that targets affluent investors. Including the over 340 participating IAs in the Schwab Advisor Network, there are 5,900 IAs who use Schwab for custody, trading, technology, and other support services. Schwab is focused on enhancing the support services it offers to IAs, including improvements to their business management and client service technology, as well as expanding the wealth management services and investment alternatives available to them and their clients. In 2002, Schwab established several new services to help IAs manage and build their practices, including improving the Managed Account Select offering (which enables IAs to provide their clients with access to pre-screened money managers under a single-fee structure), by adding fixed income managers. Schwab also upgraded its Centerpiece portfolio management software to help IAs with fixed income tracking, analytics, and enhanced reporting capabilities. Also in 2002, Schwab conducted advisor education workshops on operational, trading, and technology solutions to help IAs grow their businesses efficiently.

Schwab Private Client is a fee-based service designed to help clients who want access to an ongoing, face-to-face advice relationship with a designated Schwab consultant while retaining day-to-day responsibility for their investment decisions. Schwab Private Client provides access to dedicated support resources, expanded asset management capabilities, and enhanced portfolio tracking and performance reporting.

Schwab Equity Ratings provide clients with an objective stock rating system on more than 3,000 stocks, assigning each equity a single grade: A, B, C, D, or F. On average, A-rated stocks are expected to strongly outperform the overall market over the next 12 months, while F-rated stocks are expected to strongly underperform the market. Rated stocks are ranked and the number of 'buy consideration' ratings — As and Bs — equals the number of 'sell consideration' ratings — Ds and Fs. Schwab Equity Ratings leverages Schwab's November 2000 acquisition of Chicago Investment Analytics, Inc. (CIA) by applying CIA's research and technology strengths to a systematic ratings methodology that complements the variety of perspectives already available to clients from Goldman Sachs, Standard & Poor's, Argus, and First Call.

In 2002, the Company introduced the Schwab Signature Platinum program, the successor to the Schwab Signature Services® program, for self-directed affluent investors. Schwab Signature Platinum enables Schwab to provide a select group of its affluent clients with enhanced benefits such as priority service, expanded resources, and preferred pricing.

The Company's most affluent clients and their families may utilize U.S. Trust's broad array of wealth management services, including investment management, trust, custody, financial and estate planning, and private banking, which includes a full array of personal lending and deposit products. Affluent investors may receive referrals to U.S. Trust from Schwab. The Company intends to continue leveraging U.S. Trust's highly personalized service model, research capabilities, trust and estate services, investment track record, and reputation in wealth management to serve affluent investors, as well as IAs and their clients.

Services for Active Traders: The Company strives to deliver information, technology, service and pricing which meets the needs of active traders. For highly active traders, a CyberTrader Pro™ account offers an integrated software-based trading platform which provides enhanced trade information and order execution. Schwab's StreetSmart Pro desktop trading software for active trader clients also leverages CyberTrader Pro technology. During 2002, the Company made several technological, pricing, and service enhancements to its offerings for active traders. The Company enhanced its CyberTrader Web Trading platform to include real-time market data, direct access technology, intelligent order routing, options trading, and premium stock research. The Company also reduced pricing across all of CyberTrader's platforms, including reduced prices of $9.95 per trade available on all CyberTrader platforms depending on trading levels. Additionally, CyberTrader's enhanced pricing and technology are available to clients who trade as few as ten times per month. To support representatives' conversations with active traders, the Company introduced Active Trader Street, an internal Web site that provides Schwab representatives with a comprehensive suite of investing perspectives, trading strategies, and educational tools. The Company expects to continue expanding its services for active traders and providing them with access to advanced technology.

Services for Emerging Affluent Clients: The Company strives to provide high-quality service to committed investors with portfolios of all sizes. As part of its strategic priorities, the Company is focused on developing more value-added products and services for emerging affluent clients, including advice that clients can access when the need arises. Other efforts underway include making it easier for clients to develop as investors with Schwab and find the appropriate service model for them over the long term, as well as creating incentives for clients to consolidate their financial relationships at Schwab. The Company also expects to continue serving a full spectrum of investors by pricing services appropriately based on resources utilized, and by its ongoing work to combine people

Management's Discussion and Analysis of Results of Operations and Financial Condition

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted.

and technology in ways that help clients manage and administer their investments independently.

Corporate Services: The Company also serves individuals through their workplace in a variety of ways. The Company provides 401(k) recordkeeping and other retirement plan services directly through a dedicated sales force, as well as indirectly through alliances with third-party administrators. In the direct channel, SchwabPlan®, the Company's 401(k) retirement plan product, offers plan sponsors a wide array of investment options, participant education and servicing, trustee services, and participant-level recordkeeping. Additionally, the Company offers stock option plan and restricted stock services to companies, as well as trade execution and education services to their employees. The Company made several improvements to its retirement and stock option plan offerings during 2002. In 2002, the Company created a Corporate Services division, integrating the Company's investment and brokerage services for corporations under a single division. The Company introduced Schwab Retirement Solutions to address the diverse investing styles of 401(k) plan participants. The program includes four new Schwab Managed Retirement Trust Funds,™ which are professionally managed target retirement fund portfolios. These new funds complement a traditional menu of plan sponsor-selected investment choices and self-directed brokerage accounts to meet the needs of a variety of types of plan participants. The Company also introduced SchwabPlan Select, a comprehensive bundled 401(k) plan for retirement plans with assets between $2 million to $20 million. Further, a variety of tools designed to assist plan sponsors in monitoring activity and investment performance and to assist clients in evaluating their retirement plan holdings were launched during 2002. The Company intends to continue to enhance its investing and advice services offered to individuals through employers, including employee retirement and option plan capabilities.

Banking and Other Financial Products: In addition to the banking services which U.S. Trust offers its clients, the Company is working to provide all of its clients with access to selected banking products that complement its existing asset and wealth management capabilities and facilitate the consolidation of household financial assets at Schwab. During 2002, the Company filed applications with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation (FDIC) to establish a national bank and to obtain deposit insurance for the bank. The Company received preliminary approval from the Office of the Comptroller of the Currency and the FDIC in early February 2003 and has filed related applications with the Board of Governors of the Federal Reserve System (Federal Reserve Board). Subject to regulatory approvals, the Company expects to commence banking operations in 2003. Upon commencement of banking operations, the Company expects to begin offering a broader array of cash management and credit products. The Company intends for the first phase of its product expansion to be focused on building and launching residential mortgage loans and checking and savings account products. As the Company makes progress in its development of banking and other financial products, it expects to provide a fully integrated client experience which combines cash, credit, and asset management capabilities, helping clients to gain greater control over, and more effectively manage, their personal finances.

Capital Markets: The Company provides its clients with: quick and efficient access to the securities markets by offering trade execution services in Nasdaq, exchange-listed and other securities through its market maker and specialist operations; access to extended-hours trading through its participation in Archipelago, an electronic communication network (ECN); and the ability to analyze and trade a variety of fixed income securities through Schwab's multi-channel delivery systems. The Capital Markets segment earns commission revenues when it executes trades as agent and principal transaction revenues when it executes trades as principal.

The Company expanded its trade execution capabilities and financial product offerings during 2002. Most Nasdaq orders up to 2,000 shares received by Schwab for execution are routed using SmartEx®, its proprietary order routing technology that combines intelligent order routing with market maker liquidity enhancements. SmartEx, which was formally launched by the Company in 2002, automatically seeks the best available price to complete orders, whether it is from an ECN or a market maker. SmartEx is available for Schwab client orders in securities in which SCM makes a market. Through an agreement with Goldman Sachs, clients have access to OptEx (a service mark of Goldman, Sachs & Co.), which uses advanced technology to scan the entire options marketplace and route orders automatically based on the best price available nationwide and other execution quality factors.

In 2002, the Company expanded its equity trading capabilities by assembling a team of 40 professionals to focus on improving execution services for institutional clients. Revenues from institutional equities trading were $80 million in 2002, up 42% from 2001.

To meet growing client demand for fixed income information and products, the Company enhanced its fixed income services, including its Web site and Schwab BondSource platform. The BondSource service links Schwab with 50 other broker-dealers, allowing clients to choose fixed income securities from a network that supports trading in all U.S. Treasury securities, over 450 U.S. agency securities, 1,200 corporate bonds, and 3,500 municipal bond issues. Additionally, the

Schwab CDSource service allows clients to invest in time deposits from over 110 participating banks.

In 2002, Schwab's fixed income division achieved a record $159 million in revenues, up 28% from 2001. Client assets held in fixed income securities equaled $121.8 billion at December 31, 2002, up 20% from a year ago.

The Company intends to continue strengthening its capital markets capabilities in the future through further automation, increased scale in its market-making business, and expanded product offerings for both individuals and institutions.

Forward-Looking Statements

In addition to historical information, this Annual Report contains forward-looking statements that reflect management's beliefs, objectives and expectations as of the date hereof. These statements relate to, among other things, growth of non-trading revenues as a percentage of total revenues (see CFO Financial Overview); the impact of the restructuring initiatives on the Company's results of operations (see CFO Financial Overview and Results of Operations — Financial Overview); long-term debt to total capital ratio (see CFO Financial Overview); capital expenditures and capital structure (see CFO Financial Overview and Liquidity and Capital Resources — Cash and Capital Resources); revenue growth, after-tax operating profit margin, and return on stockholders' equity (see CFO Financial Overview); the Company's ability to pursue its strategy of attracting and retaining client assets as well as achieve its six strategic priorities (see Description of Business — Business Strategy); the impact of changes in management's estimates on the Company's results of operations (see Description of Business — Critical Accounting Policies); sources of liquidity and capital (see Liquidity and Capital Resources — Liquidity and — Commitments); the impact of the consolidation of the special purpose trust on the Company's financial position, results of operations, and earnings per share (see note "2 — Significant Accounting Policies" in the Notes to Consolidated Financial Statements); and contingent liabilities (see note "22 — Commitments and Contingent Liabilities" in the Notes to Consolidated Financial Statements). Achievement of the expressed beliefs, objectives and expectations described in these statements is subject to certain risks and uncertainties that could cause actual results to differ materially from the expressed beliefs, objectives and expectations described in these statements.

Important factors that may cause such differences include, but are not limited to: the Company's success in building fee-based relationships with its clients; the effect of client trading patterns on Company revenues and earnings; changes in revenues and profit margin due to cyclical securities markets and fluctuations in interest rates; the level and continuing volatility of equity prices; a significant downturn in the securities markets over a short period of time or a sustained decline in securities prices, trading volumes, and investor confidence; geopolitical developments affecting the securities markets, the economy, and investor sentiment; the size and number of the Company's insurance claims; and a significant decline in the real estate market, including the Company's ability to sublease certain properties. Other more general factors that may cause such differences include, but are not limited to: the Company's inability to attract and retain key personnel; the timing and impact of changes in the Company's level of investments in personnel, technology, or advertising; changes in technology; computer system failures and security breaches; evolving legislation, regulation and changing industry practices adversely affecting the Company; adverse results of litigation; the inability to obtain external financing at acceptable rates; the effects of competitors' pricing, product and service decisions; and intensified industry competition and consolidation. Certain of these factors are discussed in greater detail in this Annual Report and in the Company's Annual Report on Form 10-K.

Critical Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. The Company records trading revenues (i.e., commissions and principal transactions) and related expenses on a trade date basis. The Company records non-trading revenues (e.g., proprietary mutual fund and asset-based financial services fees, and interest on client-related balances) and related expenses when the revenues are earned, generally on an accrual basis or upon completion of the Company's required performance. The majority of the Company's revenues, expenses, assets and liabilities are not based on estimates. Management regularly reviews the estimates and assumptions used in preparation of the Company's financial statements for reasonableness and adequacy. Certain of the Company's accounting policies that involve a higher degree of judgment and complexity are discussed below.

Valuation of Goodwill: Statement of Financial Accounting Standards (SFAS) No. 142 — Goodwill and Other Intangible Assets was issued in June 2001. Under the provisions of SFAS No. 142, companies are no longer permitted to amortize goodwill and certain intangible assets with an indefinite useful life. The Company adopted SFAS No. 142 and accordingly discontinued the amortization of goodwill as of January 1, 2002.

SFAS No. 142 also requires that goodwill and certain intangible assets be tested for impairment at least annually, or whenever indications of impairment exist. In testing for

Management's Discussion and Analysis of Results of Operations and Financial Condition

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted.

a potential impairment of goodwill, SFAS No. 142 requires management to estimate the fair value of each of the Company's reporting units (generally defined as the Company's businesses for which financial information is available and reviewed regularly by management) and compare it to their carrying value. If the estimated fair value of a reporting unit is less than its carrying value, management is required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. Accordingly, the process of evaluating a potential impairment of goodwill is subjective and is based on estimates. The Company's goodwill balances, net of accumulated amortization, were $603 million and $628 million at December 31, 2002 and 2001, respectively. The decline in 2002 was primarily due to an impairment charge of $24 million related to Charles Schwab Europe (CSE), a subsidiary located in the United Kingdom, which is included in goodwill and other impairment charges on the Company's consolidated statement of income. This policy is implemented in each of the Company's four segments. The Company has elected April 1 as its annual impairment testing date.

Pension and Other Postretirement Benefits: Under U.S. Trust's trusteed, noncontributory, qualified defined benefit pension plan, the benefit obligation and related plan assets are based on certain estimates — years of employee service, rate of increase in salary, discount rate and expected rate of return on plan assets — which are made by management with recommendations by actuaries. In addition to the years of employee service, rate of increase in salary, and discount rate, U.S. Trust's postretirement medical and life insurance benefit obligation is based on the health care cost trend rate which is an actuarial estimated rate of future increases in per capital cost of health care benefits. The Company's benefit obligation at December 31, 2002 and 2001 was $281 million and $248 million, respectively. The related pension expense (credit) is included in compensation and benefits on the Company's consolidated statement of income and was immaterial for both 2002 and 2001. This policy is implemented in the U.S. Trust segment.

Software Development Costs: The Company capitalizes software and certain costs incurred for developing software for internal use under Statement of Position 98-1 — Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Costs directly related to the development of the software incurred in the application development stage are capitalized based on an estimate of the portion of a project's total costs that relate to the application development stage. This estimated percentage is based on the Company's historical computer software project spending and is reviewed periodically by management for reasonableness. The Company's capitalized internal-use software development costs, net of accumulated amortization, were $175 million and $181 million at December 31, 2002 and 2001, respectively, and are included in equipment, office facilities and property on the Company's consolidated balance sheet. Internal-use software development costs capitalized were $71 million in 2002 and $79 million in 2001. These costs are amortized over three years and are included in depreciation and amortization on the Company's consolidated statement of income. This policy is implemented in each of the Company's four segments.

Derivative Instruments and Hedging Activities: As part of its asset and liability management process, the Company has entered into interest rate swap agreements (Swaps) to hedge the interest rate risk associated with the Company's variable rate deposits from banking clients. The Company has designated these Swaps as cash flow hedges, as allowed by SFAS No. 133 — Accounting for Derivative Instruments and Hedging Activities. Therefore, principally all of the cumulative change in the fair value of these Swaps from inception, totaling an aggregate $64 million liability at December 31, 2002, has been recorded in accumulated other comprehensive loss, which is a component of stockholders' equity that is not recognized in current earnings. Any actual hedge ineffectiveness, which was immaterial for 2002, is recorded in interest expense on the Company's consolidated statement of income. In order to maintain hedge accounting treatment, management performs a quarterly assessment of its expectation that these Swaps are effective in achieving the desired hedging results. This policy is implemented in the U.S. Trust segment.

Additionally, the Company has entered into Swaps that effectively convert the interest rate characteristics of a portion of the Company's Senior Medium-Term Notes, Series A (Medium-Term Notes) from fixed to variable. The Company has designated such Swaps as fair value hedges, as allowed by SFAS No. 133. Since the notional amount, fixed interest rate, and maturity of these Swaps exactly match the terms of the corresponding Medium-Term Notes, the Company has concluded that these Swaps are completely effective in achieving the desired hedging results, as permitted under SFAS No. 133. Consequently, changes in the fair value of these Swaps, totaling an aggregate $26 million asset at December 31, 2002, are completely offset by changes in the fair value of the hedged Medium-Term Notes. Accordingly, there has not been any impact on earnings as a result of this hedging program except for the conversion from a fixed to a floating rate of interest on a portion of the Medium-Term Notes. This policy is implemented in each of the Company's four segments.

Restructuring Reserves: A portion of the reserves under the Company's restructuring initiatives are based on assumptions, including the Company's ability to successfully sublease certain real estate properties. These estimates are included in restructuring and other charges on the Company's consolidated statement of income. Factors and uncertainties which may adversely affect the estimates of sublease income include further deterioration in the respective properties' real estate markets, including Northern California, Texas, and New Jersey, and prolonged vacancy periods prior to execution of tenant subleases. The Company's total facilities reserves related to its restructuring initiatives were $227 million and $97 million at December 31, 2002 and 2001, respectively. For a further discussion on the Company's restructuring reserves, see "Results of Operations — Financial Overview."

Allowance for Credit Losses: The Company regularly evaluates its portfolio of loans to banking clients and provides allowances for the portion management believes may be uncollectible. Several factors are taken into consideration in this evaluation including current economic conditions, the composition of the loan portfolio, past loss experience, and risks inherent in the loan portfolio. At December 31, 2002 and 2001, the Company's allowance for credit losses was $24 million and $21 million, respectively, on loan portfolios of $4.6 billion and $4.0 billion, respectively. Total charge-offs and total recoveries were immaterial for 2002 and 2001. This policy is implemented in the U.S. Trust Segment.

The Company's management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors (Audit Committee). Additionally, the Audit Committee has reviewed the Company's disclosures relating to the estimates discussed in this Management's Discussion and Analysis of Results of Operations and Financial Condition.

For further information on the Company's accounting policies, see note "2 — Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Results of Operations

Financial Overview

The Company's 2002 financial performance was significantly affected by persistent declines in securities market valuations, as investor confidence continued to be weighed down by concerns about corporate governance and geopolitical developments. The Nasdaq Composite and Standard & Poor's 500 indices declined 31% and 23%, respectively, in 2002. Assets in client accounts at the Company totaled $764.8 billion at December 31, 2002, down $81.1 billion, or 10%, from a year ago, as net new assets of $47.6 billion were more than offset by net market losses of $128.7 billion. In the difficult market environment that prevailed during 2002, daily average revenue trades decreased 16% from 2001 and the Company's trading revenues declined 14%, as clients scaled back their trading activity. Despite pressure on securities market valuations, the Company's non-trading revenues in 2002 were comparable to 2001 as a result of the Company's ongoing efforts to build client relationships. Total revenues for 2002 were $4.1 billion, down $218 million, or 5%, from 2001.

Total expenses excluding interest for 2002 were $4.0 billion, down $251 million, or 6%, from 2001. Since 2001, the Company has implemented a number of expense reduction measures, including its restructuring initiatives, to reduce operating expenses in light of prevailing market conditions. Primarily as a result of these expense reduction measures, most expense categories in 2002 decreased when compared to 2001.

In June 2001, USTC sold its Corporate Trust business to The Bank of New York Company, Inc. (Bank of NY). In 2001, the Company recognized a pre-tax extraordinary gain of $221 million, or $121 million after tax, on this sale. Total proceeds received were $273 million and the Company incurred pre-tax closing and exit costs of $30 million for severance, professional fees, and other related disposal costs. During 2002, the Company recorded an extraordinary gain of $22 million, or $12 million after tax, which represented the remaining gain from this sale that was recognized upon satisfaction of certain client retention requirements.

Income before taxes on income and extraordinary gain for 2002 was $168 million, up $33 million, or 24%, from 2001. This increase was primarily due to the combination of factors discussed separately above — declines in almost all expense categories, partially offset by lower trading revenues and goodwill and other impairment charges recorded in 2002. Net income for 2002 was $109 million, or $.08 per share, down 45% from $199 million, or $.14 per share, for 2001. This decline was primarily due to a lower extraordinary gain in 2002 and the changes in income before taxes on income and extraordinary gain as previously discussed. The Company's after-tax profit margin for 2002 was 2.6%, down from 4.6% for 2001. Return on stockholders' equity was 3% for 2002, compared to 5% in 2001.

In evaluating the Company's financial performance, management uses adjusted operating income, a non-GAAP income measure which excludes items as detailed in the following table. Management believes that adjusted operating income is a useful indicator of its ongoing financial performance, and a tool that can provide meaningful insight into financial performance without the effects of certain material items that are not expected to be an ongoing part of operations (e.g., extraordinary gains, restructuring and other charges, goodwill and other impairment charges, and merger- and

Management's Discussion and Analysis of Results of Operations and Financial Condition

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted.

acquisition-related charges). The Company's after-tax adjusted operating income for 2002 was $396 million, down 3% from 2001, and its after-tax operating profit margin for 2002 was 9.6%, up from 9.4% for 2001. A reconciliation of the Company's adjusted operating income to net income is shown in the following table:

	2002	2001	2000
Adjusted operating income, after tax	$ 396	$ 407	$ 849
Excluded items:			
Extraordinary gain[(1)]	22	221	
Other income[(2)]		26	
Restructuring charges[(3)]	(373)	(391)	
Other charges[(4)]		(28)	
Goodwill and other impairment charges[(5)]	(61)		
Merger- and acquisition-related charges[(6)]	(27)	(119)	(157)
Total excluded items	(439)	(291)	(157)
Tax effect	152	83	26
Total excluded items, after tax	(287)	(208)	(131)
Net income	$ 109	$ 199	$ 718

(1) The Company recorded an extraordinary pre-tax gain, net of closing and exit costs, from the sale of USTC's Corporate Trust business to the Bank of NY in June 2001. In March 2002, the Company recorded an extraordinary pre-tax gain upon satisfaction of certain client retention requirements related to this sale.
(2) Primarily consists of a gain recorded on the sale of an investment.
(3) Restructuring charges primarily include costs relating to workforce, facilities, systems hardware, software, and equipment reductions.
(4) Includes a regulatory fine, professional service fees for operational and risk management remediation, and the write-off of certain software development costs.
(5) Includes charges associated with the Company's European operations for the impairment of goodwill and an investment write-down.
(6) Includes retention program compensation related to the merger with USTC, and intangible asset amortization and retention program compensation related to the acquisition of CyberTrader. The retention programs related to the acquisition of CyberTrader and the merger with USTC ended in 2002. For 2001 and 2000, amount also includes goodwill amortization, which ceased on January 1, 2002 upon the adoption of SFAS No. 142.

As detailed in note "25 — Segment Information" in the Notes to Consolidated Financial Statements, the Company's adjusted operating income before taxes for 2002 was $629 million, down $18 million, or 3%, from 2001 due to increases of $31 million, or 14%, in the Individual Investor segment, and $5 million, or 4%, in the U.S. Trust segment, partially offset by decreases of $34 million, or 12%, in the Institutional Investor segment, and $20 million, or 56%, in the Capital Markets segment. The increase in the Individual Investor segment was primarily due to lower expenses resulting from the Company's workforce reduction under its restructuring initiatives. As certain technology, corporate, and general administrative expenses are allocated to segments based upon their full-time equivalent employees, a proportionately larger allocation of expenses was assigned to the Institutional Investor segment, which, along with an increase in certain direct costs, resulted in the adjusted operating income decline in that segment. The decrease in the Capital Markets segment was due to lower average revenue per equity share traded and lower levels of trading activity in 2002.

Certain reclassifications have been made to prior year amounts to conform to the current presentation. All references to earnings per share information in this Annual Report reflect diluted earnings per share unless otherwise noted.

Restructuring: The Company recorded pre-tax restructuring charges for 2002 and 2001 as follows:

Restructuring Charges	2002	2001
2002 Initiatives:		
Workforce reduction	$141	
Facilities reduction	132	
Systems removal	4	
Total 2002 Initiatives	277	
2001 Initiatives:		
Workforce reduction	19	$187
Facilities reduction	76	141
Systems removal	1	63
Total 2001 Initiatives	96	391
Total	$373	$391

2002 Initiatives

In the third quarter of 2002, the Company commenced additional restructuring initiatives due to continued difficult market conditions. These initiatives are intended to reduce operating expenses and adjust the Company's organizational structure to improve productivity, enhance efficiency, and increase profitability. The restructuring initiatives primarily included further reductions in the Company's workforce and facilities. The Company recorded pre-tax restructuring charges of $277 million in 2002 related to these restructuring initiatives. The Company estimates that its 2002 restructuring initiatives will reduce pre-tax operating expenses for 2003 by approximately $250 million compared to annualized second quarter 2002 operating expenses. Expected reductions include approximately $170 million in compensation and benefits for staff reductions which occurred in 2002, and approximately $80 million in spending for development projects, advertising, occupancy, and professional services. A portion of these reductions in operating expenses, however, will likely be used to enhance employee discretionary incentives.

2001 Initiatives

The Company's 2001 restructuring initiatives included a workforce reduction, a reduction in operating facilities, the removal of certain systems hardware, software and equipment from service, and the withdrawal from certain international operations. In 2002, the Company recorded pre-tax restructuring charges related to its 2001 restructuring initiatives of $96 million, primarily resulting from facilities charges for changes in estimates of sublease income due to a continued deterioration of the commercial real estate market. In 2001, the Company recorded pre-tax charges for restructuring costs of $391 million.

Facilities Restructuring Reserves

As of December 31, 2002, the remaining facilities restructuring reserve of $124 million related to the Company's 2001 initiatives is net of estimated future sublease income of approximately $270 million. Additionally, as of December 31, 2002, the remaining facilities restructuring reserve of $103 million related to the Company's 2002 initiatives is net of estimated future sublease income of approximately $110 million. These estimated future sublease income amounts are determined based upon a number of factors, including current and expected commercial real estate lease rates in the respective properties' real estate markets, and estimated vacancy periods prior to execution of tenant subleases. In 2002, following a continued deterioration of the commercial real estate market, the Company recorded additional facilities restructuring charges related to its 2001 initiatives primarily due to decreases in estimated sublease rates and increases in the estimated vacancy periods prior to sublease. At December 31, 2002, approximately 30% of the total square footage covered under the 2001 restructuring initiatives has been subleased. At December 31, 2002, less than 5% of the total square footage covered under the 2002 restructuring initiatives has been subleased. The actual costs of these initiatives could differ from the Company's estimates, depending primarily on the Company's ability to successfully sublease certain properties. Factors and uncertainties which may adversely affect the estimates of sublease income include further deterioration in the respective properties' real estate markets, including Northern California, Texas, and New Jersey, and prolonged vacancy periods prior to execution of tenant subleases.

For further information on the Company's restructuring initiatives, see note "3 — Restructuring and Other Charges" in the Notes to Consolidated Financial Statements.

Revenues

Revenues declined $218 million, or 5%, to $4.1 billion in 2002, mainly due to an 11% decrease in commission revenues, a 9% decrease in interest revenue, net of interest expense (referred to as net interest revenue), and a 28% decrease in principal transaction revenues. These declines were partially offset by a 5% increase in asset management and administration fees, and a 3% increase in other revenues.

Revenues • *in Billions*


$5.8
$4.4
$4.1
00
01
02
Non-Trading Revenues
Asset management & administration fees
Net interest revenue
Other
Trading Revenues
Commissions
Principal transactions

As trading volumes decreased during 2002, non-trading revenues represented 66% of total revenues, up from 63% of total revenues for 2001 and 51% for 2000 as shown in the following table.

Composition of Revenues	2002	2001	2000
Asset management and administration fees	43%	38%	27%
Net interest revenue	20	21	21
Other	3	4	3
Total non-trading revenues	66	63	51
Commissions	29	31	39
Principal transactions	5	6	10
Total trading revenues	34	37	49
Total	100%	100%	100%

While the Individual Investor and Institutional Investor segments generate both trading and non-trading revenues, the Capital Markets segment generates primarily trading revenues and the U.S. Trust segment generates primarily non-trading revenues. The $218 million decline in revenues from 2001 was due to decreases of $118 million, or 5%, in the Individual Investor segment, $83 million, or 24%, in the Capital Markets segment, and $3 million in the U.S. Trust segment, slightly offset by an increase of $12 million, or 1%, in the Institutional Investor segment. Additionally, the Company recognized $26 million in non-operating revenues in 2001, consisting primarily of a gain on the sale of an investment. The decrease in the Capital Markets segment was primarily due to lower average revenue per equity share traded and lower equity

Management's Discussion and Analysis of Results of Operations and Financial Condition

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted.

share volume handled by SCM, partially offset by higher revenues from client fixed income securities trading activity. See note "25 — Segment Information" in the Notes to Consolidated Financial Statements for financial information by segment for the last three years.

Revenues by Segment • *in Billions*


$5.8
$4.4
$4.1
00
01
02
Individual Investor
Institutional Investor
Capital Markets
U.S. Trust

Asset Management and Administration Fees

Asset management and administration fees include mutual fund service fees, as well as fees for other asset-based financial services provided to individual and institutional clients. The Company earns mutual fund service fees for recordkeeping and shareholder services provided to third-party funds, and for transfer agent services, shareholder services, administration, and investment management provided to its proprietary funds. These fees are based upon the daily balances of client assets invested in third-party funds and upon the average daily net assets of the Company's proprietary funds. Mutual fund service fees are earned through the Individual Investor, Institutional Investor, and U.S. Trust segments. The Company also earns asset management and administration fees for financial services, including investment management and consulting, trust and fiduciary services, custody services, financial and estate planning, and private banking services, provided to individual and institutional clients. These fees are primarily based on the value and composition of assets under management and are earned through the U.S. Trust, Individual Investor, and Institutional Investor segments.

Asset management and administration fees were $1.8 billion in 2002, compared to $1.7 billion in 2001 and $1.6 billion in 2000, as shown in the following table:

Asset Management and Administration Fees	2002	2001	2000
Mutual fund service fees:			
Proprietary funds (SchwabFunds and Excelsior)	$ 874	$ 818	$ 673
Mutual Fund OneSource	264	282	331
Other	42	41	35
Asset management and related services	581	534	544
Total	$1,761	$1,675	$1,583

The increase from 2001 to 2002 was primarily due to higher account fees, increases in average assets in and service fees earned on Schwab's proprietary funds (collectively referred to as the SchwabFunds), and higher service fees earned on assets in Schwab's Mutual Fund OneSource service. These increases were partially offset by decreases in average assets in Schwab's Mutual Fund OneSource service and average U.S. Trust client assets primarily due to declines in market valuations. The increase from 2000 to 2001 was primarily due to a significant increase in client assets in the Company's proprietary funds, partially offset by a decrease in client assets in Schwab's Mutual Fund OneSource service.

Commissions

The Company earns revenues by executing client trades primarily through the Individual Investor and Institutional Investor segments, as well as the Capital Markets segment. These revenues are affected by the number of client accounts that trade, the average number of revenue-generating trades per account, and the average revenue earned per revenue trade. Commission revenues were $1.2 billion in 2002, compared to $1.4 billion in 2001 and $2.3 billion in 2000, as shown in the following table:

Commissions	2002	2001	2000
Exchange-listed securities	$ 552	$ 540	$ 832
Nasdaq and other equity securities	444	606	1,126
Mutual funds	111	95	132
Options	99	114	204
Total	$1,206	$1,355	$2,294

Total commission revenues include $67 million in 2002, $59 million in 2001, and $54 million in 2000 related to certain securities serviced by Schwab's fixed income division, including exchange-traded unit investment trusts, real estate investment trusts, preferred debt, and preferred equities. Schwab's fixed income division also generates principal transaction revenues. Additionally, commission revenues include $52 million in 2002, $29 million in 2001, and $25 million in 2000, related to Schwab's institutional trading business. Schwab's institutional trading business also generates principal transaction revenues, as well as other revenues.

The Company's client trading activity is shown in the following table (in thousands):

Daily Average Trades	2002	2001	2000
Revenue Trades[1]			
Online	111.9	133.5	204.1
TeleBroker® and Schwab by Phone™	5.7	7.5	8.2
Regional client telephone service centers, branch offices, and other	16.5	18.7	29.7
Total	134.1	159.7	242.0
Mutual Fund OneSource and Other Asset-Based Trades			
Online	46.7	37.0	36.8
TeleBroker and Schwab by Phone	.4	.5	1.0
Regional client telephone service centers, branch offices, and other	9.0	16.5	20.3
Total	56.1	54.0	58.1
Total Daily Average Trades			
Online	158.6	170.5	240.9
TeleBroker and Schwab by Phone	6.1	8.0	9.2
Regional client telephone service centers, branch offices, and other	25.5	35.2	50.0
Total	190.2	213.7	300.1

(1) Includes all client trades (both individuals and institutions) that generate either commission revenue or revenue from principal markups (i.e., fixed income).

As illustrated in the following table, the total number of client revenue trades executed by the Company decreased 15% in 2002 as both the number of client accounts that traded and the average number of trades per account have declined. Average revenue earned per revenue trade increased 8% from 2001 to 2002, mainly due to higher client fixed income securities trades and increased pricing of equity trades made through automated telephone channels and broker-assisted trades. Average revenue earned per revenue trade decreased 6% from 2000 to 2001, mainly due to reduced pricing for online equity trades placed by more active traders, as well as reduced pricing of equity trades made through automated telephone channels. In 2002, the decrease in trading activity more than offset the effect of higher average revenue earned per revenue trade. However, in 2001 both trading activity and average revenue earned per revenue trade declined from 2000.

Trading Activity	2002	2001	2000
Total revenue trades (in thousands)[1]	33,791	39,625	60,972
Accounts that traded during the year (in thousands)	2,871	3,028	3,787
Average revenue trades per account that traded	11.8	13.1	16.1
Trading frequency proxy[2]	3.8	4.2	6.2
Number of trading days	252	248	252
Average revenue earned per revenue trade	$37.78	$35.02	$37.38

(1) Includes all client trades (both individuals and institutions) that generate either commission revenue or revenue from principal markups (i.e., fixed income).
(2) Represents revenue trades per $100,000 in total client assets.

Net Interest Revenue

Net interest revenue is the difference between interest earned on assets (mainly margin loans to clients, investments of segregated client cash balances, private banking loans, and securities available for sale) and interest paid on liabilities (mainly brokerage client cash balances and deposits from banking clients). Net interest revenue is affected by changes in the volume and mix of these assets and liabilities, as well as by fluctuations in interest rates and hedging strategies.

Subtantially all of the Company's net interest revenue is earned through the Individual Investor, Institutional Investor, and U.S. Trust segments. In clearing its clients' trades, Schwab holds cash balances payable to clients. In most cases, Schwab pays its clients interest on cash balances awaiting investment, and may invest these funds and earn interest revenue. Schwab also may lend funds to clients on a secured basis to purchase qualified securities — a practice commonly known as "margin lending." Pursuant to Securities and Exchange Commission (SEC) regulations, client cash balances that are not used for margin lending are generally segregated into an investment account that is maintained for the exclusive benefit of clients.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted.

When investing segregated client cash balances, Schwab must adhere to SEC regulations that restrict investments to U.S. government securities, participation certificates and mortgage-backed securities guaranteed by the Government National Mortgage Association, certificates of deposit issued by U.S. banks and thrifts, and resale agreements collateralized by qualified securities. Schwab's policies for credit quality and maximum maturity requirements are more restrictive than these SEC regulations. In each of the last three years, resale agreements accounted for over 75% of Schwab's investments of segregated client cash balances. The average maturities of Schwab's total investments of segregated client cash balances were 66 days for both 2002 and 2001, and 59 days for 2000. U.S. Trust lends funds to its private banking clients primarily in the form of mortgage loans. These loans are largely funded by interest-bearing deposits from banking clients.

Net interest revenue was $841 million in 2002, compared to $929 million in 2001, and $1.2 billion in 2000, as shown in the following table:

	2002	2001	2000
Interest Revenue:			
Margin loans to clients	$ 459	$ 832	$1,772
Investments, client-related	337	555	338
Private banking loans	236	240	219
Securities available for sale	76	79	69
Other	78	151	191
Total	1,186	1,857	2,589
Interest Expense:			
Brokerage client cash balances	173	696	1,076
Deposits from banking clients	98	128	155
Long-term debt	46	55	55
Short-term borrowings	23	27	20
Other	5	22	46
Total	345	928	1,352
Net interest revenue	$ 841	$ 929	$1,237

The Company's interest-earning assets are financed primarily by interest-bearing brokerage client cash balances and deposits from banking clients. Other funding sources include noninterest-bearing brokerage client cash balances, proceeds from stock-lending activities, short-term borrowings and long-term debt, and stockholders' equity. Client-related daily average balances, interest rates, and average net interest spread are summarized as follows:

	2002	2001	2000
Interest-Earning Assets (client-related and other):			
Investments (client-related):			
Average balance outstanding	$18,645	$14,198	$ 6,170
Average interest rate	1.81%	3.91%	5.48%
Margin loans to clients:			
Average balance outstanding	$ 8,020	$11,432	$19,764
Average interest rate	5.72%	7.28%	8.96%
Private banking loans:			
Average balance outstanding	$ 4,125	$ 3,469	$ 2,867
Average interest rate	5.73%	6.91%	7.65%
Securities available for sale:			
Average balance outstanding	$ 1,520	$ 1,317	$ 1,133
Average interest rate	4.98%	5.98%	6.08%
Average yield on interest-earning assets	3.43%	5.61%	8.01%
Funding Sources (client-related and other):			
Interest-bearing brokerage client cash balances:			
Average balance outstanding	$23,087	$22,295	$20,961
Average interest rate	.75%	3.12%	5.14%
Interest-bearing banking deposits:			
Average balance outstanding	$ 3,905	$ 3,365	$ 3,071
Average interest rate	2.51%	3.80%	5.05%
Other interest-bearing sources:			
Average balance outstanding	$ 1,094	$ 1,117	$ 1,831
Average interest rate	2.03%	3.99%	4.53%
Average noninterest-bearing portion	$ 4,224	$ 3,639	$ 4,071
Average interest rate on funding sources	.91%	2.85%	4.39%
Summary:			
Average yield on interest-earning assets	3.43%	5.61%	8.01%
Average interest rate on funding sources	.91%	2.85%	4.39%
Average net interest spread	2.52%	2.76%	3.62%

The decrease in net interest revenue from 2001 to 2002 was primarily due to lower levels of, and lower rates received on, margin loans to clients, as well as lower rates received on client-related investments, partially offset by lower rates paid on brokerage client cash balances and higher average balances of client-related investments. The decrease in net interest revenue from 2000 to 2001 was primarily due to lower levels of, and lower rates received on, margin loans to clients, partially offset by higher average balances of client-related investments and lower rates paid on brokerage client cash balances.

Since the Company establishes the rates paid on brokerage client cash balances and certain banking deposits and the rates charged on margin and private banking loans, a substantial portion of its net interest spread is managed by the Company. However, the spread is influenced by external factors such as the interest rate environment and competition. The Company's average net interest spread decreased from 2001 to 2002 as the average yield on interest-earning assets, primarily client-related investments, declined more than the average interest rate on funding sources. The Company's average net interest spread decreased from 2000 to 2001 as the average yield on interest-earning assets, primarily margin loans to clients, declined more than the average interest rate on funding sources.

Principal Transactions

Principal transaction revenues are primarily comprised of revenues from client fixed income securities trading activity, which are included in the Capital Markets, Individual Investor, and Institutional Investor segments, and net gains from market-making activities in Nasdaq and other equity securities, which are included in the Capital Markets segment. Factors that influence principal transaction revenues include the volume of client trades, market price volatility, average revenue per equity share traded, and changes in regulations and industry practices. While substantially all Nasdaq security trades originated by the clients of Schwab are directed to SCM, a substantial portion of SCM's trading volume comes from parties other than Schwab. Orders handled by SCM represented approximately 4% of the total shares traded on Nasdaq in both 2002 and 2001.[b]

Principal transaction revenues were $184 million in 2002, compared to $255 million in 2001 and $570 million in 2000, as shown in the following table:

Principal Transactions	2002	2001	2000
Fixed income securities	$ 92	$ 65	$ 53
Nasdaq and other equity securities	80	173	470
Other	12	17	47
Total[1]	$184	$255	$570

(1) Includes $23 million in each of 2002 and 2001, and $33 million in 2000, related to Schwab's institutional trading business.

The decreases in principal transaction revenues from 2000 to 2002 were primarily due to lower average revenue per equity share traded and lower equity share volume handled by SCM, partially offset by higher revenues from client fixed income securities trading activity. SCM's average revenue per equity share traded decreased from 1.8¢ in 2000 to .8¢ in 2001, and to .4¢ in 2002, primarily due to market conditions as well as the change to decimal pricing, which was fully implemented by April 2001.

(b) Source: The Nasdaq Stock Market, Inc.

Other Revenues

Other revenues include fees for services, such as order handling fees, account service fees, net gains and losses on certain investments, and software maintenance fees. Other revenues are earned primarily through the Individual Investor, Institutional Investor and U.S. Trust segments. These revenues were $143 million in 2002, compared to $139 million in 2001 and $104 million in 2000. The increase from 2001 to 2002 was primarily due to higher fees for services, substantially offset by lower gains recorded on sales of investments. The increase from 2000 to 2001 was primarily due to gains recorded on sales of investments.

Expenses Excluding Interest

Total expenses excluding interest declined $251 million, or 6%, in 2002. The Company's restructuring initiatives and other expense reduction measures resulted in decreases in most expense categories during 2002 when compared to 2001. The Company monitors each of its expense categories as a percentage of revenues, as detailed in the table below.

Expenses Excluding Interest as a Percentage of Revenues	2002	2001	2000
Compensation and benefits	45%	43%	42%
Other compensation — merger retention programs	1	1	1
Occupancy and equipment	11	11	7
Depreciation and amortization	8	8	4
Communications	6	8	6
Advertising and market development	5	6	6
Professional services	4	4	4
Commissions, clearance and floor brokerage	2	2	2
Restructuring and other charges	9	10	
Goodwill and other impairment charges	2		
Goodwill amortization		2	1
Merger-related			1
Other	3	2	5
Total	96%	97%	79%

Management's Discussion and Analysis of Results of Operations and Financial Condition

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted.

Compensation and Benefits

Compensation and benefits expense includes salaries and wages, related employee benefits and taxes, and variable compensation. Employees receive variable compensation that is tied to the achievement of specified objectives relating primarily to revenue growth, profit margin, and growth in client assets. Additionally, at management's discretion, employees may receive incentive compensation relating to progress on the Company's strategic priorities. Therefore, a significant portion of compensation and benefits expense will fluctuate with these measures.

Compensation and benefits expense was $1.9 billion in 2002, down 1% from 2001 and 23% from 2000. The decrease from 2001 to 2002 was primarily due to a reduction in full-time equivalent employees, partially offset by the accrual of higher discretionary and incentive compensation, and higher employee benefits. The decrease from 2000 to 2001 was primarily due to a substantial decline in variable compensation expense resulting from the Company's financial performance, as well as a reduction in full-time equivalent employees. The following table shows a comparison of certain compensation and benefits components and employee data:

Compensation and Benefits	2002	2001	2000
Salaries and wages	$1,267	$1,380	$1,409
Employee benefits and other	306	285	340
Incentive and variable compensation	281	210	665
Total	$1,854	$1,875	$2,414
Incentive and variable compensation as a % of compensation and benefits expense	15%	11%	28%
Compensation for temporary employees, contractors and overtime hours as a % of compensation and benefits expense	6%	6%	9%
Full-time equivalent employees(1) (at year end, in thousands)	16.7	19.6	26.3
Revenues per average full-time equivalent employee (in thousands)	$ 220	$ 192	$ 239

(1) Includes full-time, part-time and temporary employees, and persons employed on a contract basis.

Employee benefits and other expense increased by $21 million, or 7%, from 2001 primarily due to higher health insurance costs and employee claims. Additionally, employee benefits and other expense includes net pension income (which is a reduction to this expense line item) related to U.S. Trust's defined benefit pension plan. Net pension income totaled less than $1 million for 2002, $12 million for 2001, and $10 million for 2000. The decrease in net pension income in 2002 was primarily due to a decline in the fair value of pension plan assets, as well as an increase in the service cost resulting from a greater number of employees covered under the pension plan, and a lower assumed discount rate used in the expense calculation. Following market declines in 2001 and 2002, U.S. Trust changed certain assumptions used to calculate its pension expense. The impact of these changes will be effective in 2003. U.S. Trust decreased its expected rate of return on pension plan assets from 9.00% to 8.25% and its discount rate from 7.50% to 6.75%. The Company expects that the impact of these changes will increase pension expense by approximately $8 million in 2003.

The Company encourages and provides for employee ownership of the Company's common stock through its qualified retirement plan, its stock incentive plans, and its automatic investment plan. The Company's overall compensation structure is intended to attract, retain and reward highly qualified employees, and to align the interests of employees with those of stockholders. To further this alignment, the Company granted to all non-officer employees 11 million, 26 million and 11 million stock options in 2002, 2001 and 2000, respectively. In 2003, management expects to reduce the level of stock option grants to employees and to provide officers a new long-term incentive program, which includes both cash and restricted stock.

At December 31, 2002, directors, management and employees, and their respective families, trusts and foundations, owned, including stock held for employees' benefit in the Company's retirement plan, approximately 28% of the Company's outstanding common stock. In addition, directors, management and employees held options to purchase common stock in an amount equal to approximately 12% of the Company's outstanding common stock at December 31, 2002.

Other Compensation — Merger Retention Programs

Other compensation — merger retention programs consists of retention programs established for U.S. Trust and CyberTrader employees, under which the employees received cash compensation, contingent upon continued employment for the two-year periods ended May 31, 2002 and March 1, 2002, respectively. The aggregate cost of the U.S. Trust and CyberTrader retention programs was $117 million and was amortized over the programs' respective two-year periods. The combined expense for the programs was $22 million in 2002, $56 million in 2001, and $39 million in 2000. The decrease from 2001 to 2002 and the increase from 2000 to 2001 were due to the fact that the retention programs were in place for a full year in 2001 compared to partial years in 2002 and 2000.

Occupancy and Equipment
Occupancy and equipment expense includes the costs of leasing and maintaining the Company's office space, four regional client telephone service centers, two primary data centers, 388 Schwab domestic branch offices, and 34 U.S. Trust offices. It also includes lease and rental expenses for computer and other equipment. Occupancy and equipment expense was $471 million in 2002, compared to $490 million in 2001 and $415 million in 2000. The decrease in occupancy and equipment expense from 2001 to 2002 was primarily due to the Company's restructuring initiatives and other expense reduction measures. The increase in occupancy and equipment expense from 2000 to 2001 reflects the Company's growth and expansion in 1999 and 2000, as well as higher lease and maintenance expenses for information technology equipment. Schwab opened 1 new domestic branch office in 2002, 22 in 2001, and 44 in 2000. The Company's 2002 restructuring initiatives included charges for the consolidation of 18 Schwab branch offices and 2 U.S. Trust offices planned for 2003.

Depreciation and Amortization
Depreciation and amortization includes expenses relating to equipment and office facilities, capitalized software, leasehold improvements, property and other intangibles. This expense was $321 million in 2002, compared to $338 million in 2001 and $255 million in 2000. The decrease from 2001 to 2002 was primarily due to the Company's restructuring initiatives and other expense reduction measures. The increase from 2000 to 2001 was primarily due to increased amortization of internally-developed software, information technology equipment acquired in 2000 and 1999, and leasehold improvements for new branches and expanded office space. Amortization expense related to intangible assets was $11 million in both 2002 and 2001, and $10 million in 2000.

Communications
Communications expense includes telephone, postage and printing, and news and quotation costs. This expense was $262 million in 2002, compared to $339 million in 2001 and $353 million in 2000. The decreases from 2000 to 2002 were primarily due to lower client trading volumes and the Company's expense reduction measures. In 2001, this decrease was partially offset by increased client use of automated telephonic and online channel news, quotation and information services.

Advertising and Market Development
Advertising and market development expense includes media, print and direct mail advertising expenses, and related production, printing and postage costs. This expense was $211 million in 2002, compared to $246 million in 2001 and $332 million in 2000. The decreases from 2000 to 2002 were primarily due to reductions, as part of the Company's expense reduction measures, in brand-focused television and other media spending. In 2002, this decrease was partially offset by an increase in print media spending to promote the launch of the Company's full-service advice and relationship service offering.

Professional Services
Professional services expense includes fees paid to consultants engaged to support product, service and information technology projects, as well as legal and accounting fees, but excludes all merger-related professional fees related to the merger with USTC. This expense was $177 million in 2002, compared to $193 million in 2001 and $255 million in 2000. The decreases from 2000 to 2002 were primarily due to the Company's expense reduction measures.

Commissions, Clearance and Floor Brokerage
Commissions, clearance and floor brokerage expense includes fees paid to stock and option exchanges for trade executions, fees paid by SCM to broker-dealers for orders received for execution, and fees paid to clearing entities for trade processing. This expense was $71 million in 2002, compared to $92 million in 2001 and $138 million in 2000. The decreases from 2000 to 2002 were primarily due to decreases in trading volume processed by SCM and Schwab.

Goodwill and Other Impairment Charges
Goodwill represents the cost of acquired businesses in excess of fair value of the related net assets at acquisition. On January 1, 2002, the Company adopted SFAS No. 142 — Goodwill and Other Intangible Assets. The Company did not record any goodwill impairment charges upon completion of the initial transitional impairment test under SFAS No. 142 in the second quarter of 2002. During the fourth quarter of 2002, the Company developed plans for the possible sale of CSE. Accordingly, the Company performed a goodwill impairment test relating to CSE at that time pursuant to SFAS No. 142. In December 2002, the Company recorded goodwill and other impairment charges of $61 million associated with the Company's European operations, including $24 million for goodwill impairment related to CSE and $37 million for an investment write-down of Aitken Campbell, the Company's market-making joint venture in the United Kingdom. For further information, see note "4 — Goodwill and Other Impairment Charges" in the Notes to Consolidated Financial Statements.

Goodwill Amortization
Upon adoption of SFAS No. 142, amortization of the existing goodwill ceased and therefore there was no such expense in 2002. Goodwill amortization expense was $66 million in 2001, compared to $53 million in 2000. The increase from 2000 to

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted.

2001 was primarily due to goodwill related to the acquisition of CyberTrader.

Merger-related

Merger-related expense includes professional fees, change-in-control related compensation expense and other expenses related to the merger with USTC. This expense was $69 million in 2000. There were no such expenses in 2002 or 2001.

Other Expenses

Other expenses include trading volume-related regulatory expenses, travel and entertainment, trade-related errors, and other miscellaneous expenses. These other expenses were $144 million in 2002, compared to $104 million in 2001 and $234 million in 2000. The increase from 2001 to 2002 was partially due to minority interest losses of certain subsidiaries which were closed during 2001. These minority interest losses represent the proportionate amount of operating losses related to third-party shareholders and are netted against other expenses. Accordingly, the absence of these minority interest losses has the effect of increasing expense in 2002. Additionally, the increase from 2001 to 2002 was due to an increase in error and bad debt expense, and higher travel and related costs associated with new product offerings, partially offset by lower trading volume-related regulatory expenses. The decrease from 2000 to 2001 was primarily due to significantly lower levels of trade-related errors, travel and related costs, and trading volume-related regulatory expenses.

Taxes on Income

The Company's effective income tax rate was 42.6% in 2002, 44.1% in 2001, and 41.7% in 2000. The decrease from 2001 to 2002 was primarily due to the cessation of goodwill amortization, which was primarily non-deductible for tax purposes. The increase from 2000 to 2001 was primarily due to the greater impact of goodwill amortization as a percentage of income before taxes on income.

Liquidity and Capital Resources

CSC is a financial holding company, which is a type of bank holding company subject to supervision and regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the Act). CSC conducts virtually all business through its wholly owned subsidiaries. The capital structure among CSC and its subsidiaries is designed to provide each entity with capital and liquidity consistent with its operations. See note "21 — Regulatory Requirements" in the Notes to Consolidated Financial Statements.

Liquidity

CSC: CSC's liquidity needs are generally met through cash generated by its subsidiaries, as well as cash provided by external financing. As discussed below, Schwab, CSC's depository institution subsidiaries, and SCM are subject to regulatory requirements that may restrict them from certain transactions with CSC. Management believes that funds generated by the operations of CSC's subsidiaries will continue to be the primary funding source in meeting CSC's liquidity needs, meeting CSC's depository institution subsidiaries' capital guidelines, and maintaining Schwab's and SCM's net capital. Based on their respective regulatory capital ratios at December 31, 2002 and 2001, the Company and its depository institution subsidiaries are considered well capitalized.

CSC has liquidity needs that arise from its issued and outstanding $566 million Medium-Term Notes, as well as from the funding of cash dividends, acquisitions, and other investments. The Medium-Term Notes have maturities ranging from 2003 to 2010 and fixed interest rates ranging from 6.04% to 8.05% with interest payable semiannually. During 2002, CSC entered into Swaps that effectively convert the interest rate characteristics of a portion of the Medium-Term Notes from fixed to variable. For a complete discussion of the Swaps, see note "23 — Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk or Market Risk" in the Notes to Consolidated Financial Statements. The Medium-Term Notes are rated A2 by Moody's Investors Service (Moody's), A– by Standard & Poor's Ratings Group (S&P), and A by Fitch IBCA, Inc. (Fitch).

CSC has a prospectus supplement on file with the SEC enabling CSC to issue up to an additional $750 million in Medium-Term Notes. At December 31, 2002, all of these notes remained unissued.

CSC has authorization from its Board of Directors (Board) to issue up to $1.0 billion in commercial paper. At December 31, 2002, no commercial paper has been issued. CSC's ratings for these short-term borrowings are P-1 by Moody's, A-2 by S&P, and F1 by Fitch.

CSC maintains a $1.0 billion committed, unsecured credit facility with a group of twenty-two banks which is scheduled to expire in June 2003. CSC plans to establish a similar facility to replace this one when it expires. This facility was unused in 2002. Any issuances under CSC's commercial paper program (see above) will reduce the amount available under this facility. The funds under this facility are available for general corporate purposes and CSC pays a commitment fee on the unused balance of this facility. The financial covenants in this facility require CSC to maintain a minimum level of tangible net worth, and Schwab and SCM to maintain specified levels of net capital, as defined. Management believes that these restrictions will not have a material effect on its ability to meet foreseeable dividend or funding requirements.

CSC also has direct access to $670 million of a total of $770 million uncommitted, unsecured bank credit lines, provided by 8 banks, that are primarily utilized by Schwab to manage short-term liquidity. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab. These lines were not used by CSC in 2002.

Schwab: Most of Schwab's assets are liquid, consisting primarily of short-term (i.e., less than 90 days) investment-grade, interest-earning investments (the majority of which are segregated for the exclusive benefit of clients pursuant to regulatory requirements), receivables from brokerage clients, and receivables from brokers, dealers and clearing organizations. Client margin loans are demand loan obligations secured by readily marketable securities. Receivables from and payables to brokers, dealers and clearing organizations primarily represent current open transactions, which usually settle, or can be closed out, within a few business days.

Liquidity needs relating to client trading and margin borrowing activities are met primarily through cash balances in brokerage client accounts, which were $24.9 billion, $25.0 billion and $25.2 billion at December 31, 2002, 2001 and 2000, respectively. Management believes that brokerage client cash balances and operating earnings will continue to be the primary sources of liquidity for Schwab in the future.

Schwab is subject to regulatory requirements that are intended to ensure the general financial soundness and liquidity of broker-dealers. These regulations prohibit Schwab from repaying subordinated borrowings to CSC, paying cash dividends, or making unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement of $1 million. At December 31, 2002, Schwab's net capital was $1.2 billion (18% of aggregate debit balances), which was $1.1 billion in excess of its minimum required net capital and $869 million in excess of 5% of aggregate debit balances. Schwab has historically targeted net capital to be at least 10% of its aggregate debit balances, which primarily consist of client margin loans.

To manage Schwab's regulatory capital requirement, CSC provides Schwab with a $1.4 billion subordinated revolving credit facility which is scheduled to expire in September 2003. The amount outstanding under this facility at December 31, 2002 was $220 million. At year end, Schwab also had outstanding $25 million in fixed-rate subordinated term loans from CSC maturing in 2004. Borrowings under these subordinated lending arrangements qualify as regulatory capital for Schwab.

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of eight banks totaling $770 million at December 31, 2002 (as noted previously, $670 million of these lines are also available for CSC to use). The need for short-term borrowings arises primarily from timing differences between cash flow requirements and the scheduled liquidation of interest-bearing investments. Schwab used such borrowings for 15 days in 2002, with the daily amounts borrowed averaging $47 million. There were no borrowings outstanding under these lines at December 31, 2002.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured letter of credit agreements with nine banks in favor of the OCC aggregating $630 million at December 31, 2002. Schwab pays a fee to maintain these letters of credit. No funds were drawn under these letters of credit at December 31, 2002.

U.S. Trust: U.S. Trust's liquidity needs are generally met through earnings generated by its operations.

U.S. Trust is subject to the Federal Reserve Board's risk-based and leverage capital guidelines. These regulations require banks and bank holding companies to maintain minimum levels of capital. In addition, CSC's depository institution subsidiaries are subject to limitations on the amount of dividends they can pay to USTC.

In addition to traditional funding sources such as deposits, federal funds purchased, and repurchase agreements, CSC's depository institution subsidiaries have established their own external funding sources. At December 31, 2002, U.S. Trust had $50 million in Trust Preferred Capital Securities outstanding with a fixed interest rate of 8.41%. Certain of CSC's depository institution subsidiaries have established credit facilities with the Federal Home Loan Bank System (FHLB) totaling $701 million. At December 31, 2002, there were no borrowings outstanding under these facilities. Additionally, at December 31, 2002, U.S. Trust had $181 million of federal funds purchased and $326 million of repurchase agreements outstanding.

CSC provides U.S. Trust with a $300 million short-term credit facility maturing in December 2003. Borrowings under this facility do not qualify as regulatory capital for U.S. Trust. The amount outstanding under this facility was $35 million at December 31, 2002.

SCM: SCM's liquidity needs are generally met through earnings generated by its operations. Most of SCM's assets are liquid, consisting primarily of cash and cash equivalents, marketable securities, and receivables from brokers, dealers and clearing organizations.

SCM's liquidity is affected by the same net capital regulatory requirements as Schwab (see previous discussion). At December 31, 2002, SCM's net capital was $99 million, which was $98 million in excess of its minimum required net capital.

SCM may borrow up to $150 million under a subordinated lending arrangement with CSC which is scheduled to

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted.

expire in August 2003. Borrowings under this arrangement qualify as regulatory capital for SCM. The amount outstanding under this facility at December 31, 2002 was $50 million. The advances under this facility satisfy increased intra-day capital needs at SCM to support the expansion of its institutional equities and trading businesses. In addition, CSC provides SCM with a $50 million short-term credit facility. Borrowings under this arrangement do not qualify as regulatory capital for SCM. No funds were drawn under this facility at December 31, 2002.

Liquidity Risk Factors

The Company manages risk by maintaining sufficient liquid financial resources to fund its balance sheet and meet its obligations. The Company's liquidity needs are met primarily through cash generated by its subsidiaries' operations, as well as cash provided by external financing. Risks in meeting these needs may arise with fluctuations in client cash or deposit balances, as well as changes in market conditions.

Specific risk factors which may affect the Company's liquidity position include:

- a dramatic increase in the Company's client lending activities (including margin, mortgage, and personal lending) which may reduce the Company's liquid resources and capital position;
- a significant increase in client order flow in SCM's market-making activities, creating an imbalance of long or short securities positions which may reduce the Company's liquid resources and excess capital position;
- a reduction in cash held in banking or brokerage client accounts which may affect the amount of the Company's liquid assets; and
- a significant downgrade in the Company's credit ratings which could increase its borrowing costs and limit its access to the capital markets.

Cash and Capital Resources

The Company's cash position (reported as cash and cash equivalents on the Company's consolidated balance sheet) and cash flows are affected by changes in brokerage client cash balances and the associated amounts required to be segregated under federal or other regulatory guidelines. Timing differences between cash and investments actually segregated on a given date and the amount required to be segregated for that date may arise in the ordinary course of business and are addressed by the Company in accordance with applicable regulations. Other factors which affect the Company's cash position and cash flows include investment activity in securities owned, levels of capital expenditures, banking client deposit and loan activity, financing activity in short-term borrowings and long-term debt, payments of dividends, and repurchases of CSC's common stock.

In 2002, cash and cash equivalents decreased $1.3 billion, or 29%, to $3.1 billion primarily due to movements of brokerage client-related funds to meet segregation requirements, increases in loans to banking clients, and decreases in brokerage client cash balances. Management does not believe that this decline in cash and cash equivalents is an indication of a trend.

The Company's capital expenditures were $160 million in 2002 and $301 million in 2001, or 4% and 7% of revenues, respectively. In 2002, 82% of capital expenditures were for information technology and 18% for facilities expansion and improvements. The $141 million, or 47%, decrease in capital expenditures in 2002 was primarily due to the Company's response to continued declines in client trading volumes and difficult market conditions which characterized most of the year. Capital expenditures as described above include the capitalized costs for developing internal-use software of $71 million in 2002 and $79 million in 2001. Schwab opened 1 new domestic branch office during 2002, compared to 22 in 2001. The Company continues to view its office network as important to pursuing its strategy of attracting client assets.

Management currently anticipates that 2003 capital expenditures will be approximately equal to 2002 spending. As has been the case in recent years, the Company may adjust its capital expenditures from period to period as business conditions change.

During 2002, the Company:

- Issued $100 million and repaid $214 million of long-term debt;
- Received cash proceeds of $34 million on the exercise of 6 million of the Company's stock options, with a weighted-average exercise price of $6.59, and a related tax benefit of $7 million; and
- Paid common stock dividends of $60 million.

The Company monitors both the relative composition and absolute level of its capital structure. The Company's total financial capital (long-term debt plus stockholders' equity) at December 31, 2002 was $4.7 billion, down $240 million, or 5%, from a year ago, due to an increase in common stock repurchases and a net decline in long-term debt. At December 31, 2002, the Company had long-term debt of $642 million, or 14% of total financial capital, bearing interest at a weighted-average rate of 7.4%. At December 31, 2002, the Company's stockholders' equity was $4.0 billion, or 86% of total financial capital. Management currently anticipates that long-term debt will remain below 30% of total financial capital.

Commitments

A summary of the Company's principal contractual obligations and other commitments as of December 31, 2002 is shown in the following table. Management believes that funds generated by its operations, as well as cash provided by external financing, will continue to be the primary funding sources in meeting these obligations and commitments.

	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years	Total
Operating leases(1)	$257	$ 798	$306	$649	$2,010
Long-term debt(2)	100	205	53	258	616
Credit-related financial instruments(3)	565	128			693
Other commitments(4)	6				6
Total	$928	$1,131	$359	$907	$3,325

(1) Includes minimum rental commitments, net of sublease commitments, and maximum guaranteed residual values under noncancelable leases for office space and equipment. See Note 22 to the Consolidated Financial Statements.
(2) See Note 15 to the Consolidated Financial Statements.
(3) Includes U.S. Trust firm commitments to extend credit primarily for mortgage loans to private banking clients and standby letters of credit. See Note 23 to the Consolidated Financial Statements.
(4) Includes committed capital contributions to venture capital funds. See Note 22 to the Consolidated Financial Statements.

In addition to the commitments summarized above, in the ordinary course of its business, the Company has entered into various agreements with third-party vendors, including agreements for advertising, sponsorships of sporting events, data processing equipment purchases, licensing, and software installation. These agreements typically can be canceled by the Company if notice is given according to the terms specified in the agreements.

Share Repurchases

On September 20, 2001, the Board authorized repurchases of the Company's common stock totaling up to $500 million. The shares may be repurchased through open market or privately negotiated transactions based on prevailing market conditions. This authorization superseded the Board's repurchase authorization on March 21, 2001 for up to 20 million shares of CSC's common stock. CSC repurchased 32 million shares of its common stock for $299 million in 2002 and 27 million shares of its common stock for $368 million in 2001. At December 31, 2002, the authorization granted by the Board allows for future repurchases of CSC's common stock totaling up to $100 million.

Dividend Policy

Since the initial dividend in 1989, CSC has paid 55 consecutive quarterly dividends and has increased the dividend 12 times. Since 1989, dividends have increased by a 27% compounded annual growth rate. CSC paid common stock dividends of $.0440 per share in each of 2002 and 2001, and $.0407 per share in 2000. Dividends declared per common share do not include dividends declared by USTC prior to the completion of the merger. While the payment and amount of dividends are at the discretion of the Board, subject to certain regulatory and other restrictions, the Company targets its cash dividend at approximately 5% to 10% of net income plus depreciation and amortization.

Off-Balance Sheet Arrangements

During 2001, the Company began occupying and making lease payments on a newly renovated office building in San Francisco, California. The lease for the building was arranged by working with a bank to create an unconsolidated special purpose trust (Trust). For a discussion of the Trust and other contingent liabilities, see note "22 — Commitments and Contingent Liabilities" in the Notes to Consolidated Financial Statements. The Company plans to adopt Financial Accounting Standards Board Interpretation No. 46 — Consolidation of Variable Interest Entities in the first quarter of 2003. Under this interpretation, the Company will be required to consolidate the Trust by recording the Trust's assets and liabilities on the Company's consolidated balance sheet. For a discussion on the expected impact of this interpretation, see note "2 — Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Risk Management

Overview

The Company's business and activities expose it to different types of risks including, but not limited to, those discussed below. Proper identification, assessment and management of these risks are essential to the success and financial soundness of the Company.

Risk management and oversight at the Company begins with the Board. The Audit Committee reviews major risk exposures and the steps management has taken to monitor and control such exposures, and reports on these issues to the full Board. The Audit Committee delegates the formulation of policies and day-to-day risk oversight and management to the Executive Committee of the Company. The Executive Committee provides guidance regarding strategies and risk tolerance and is responsible for an integrated approach to risk exposures. The Executive Committee both delegates to and has several members who actively participate in risk management at the Company through the Global Risk Steering Committee. The Global Risk Steering Committee is responsible for reviewing and monitoring the Company's risk exposures, leading in the continued development of the Company's risk management policies and practices, reviewing changes in regulations and other risk-related developments, and reporting to the Audit Committee. Various other functional risk committees consisting of members of senior management report into the Global Risk Steering Committee on a frequent basis. These committees include:

- Technology and Operations Risk Committee, which focuses on the integrity of operational controls and operating capacity of the Company's technology and operations systems;
- Credit, Finance, and Market Risk Oversight Committee, which focuses on the credit exposures resulting from client activity (i.e., margin lending activities and private banking loans), the investing activities of certain of the Company's proprietary funds, corporate credit activities (i.e., counterparty and corporate investing activities), the Company's liquidity, capital resources, interest rate risk, and the market risk resulting from securities positioning activities;
- Fiduciary Risk Committee, which focuses on overseeing the activities of the Company that are deemed to have a fiduciary component;
- Disclosure Committee, which focuses on the implementation and oversight of disclosure and internal controls as recommended pursuant to the Sarbanes-Oxley Act of 2002; and
- U.S. Trust Risk Policy Committee, which has broad responsibilities for the oversight of risk management at U.S. Trust; also reports to the Board of Directors of U.S. Trust.

Additionally, the Finance, Risk Management, Compliance, and Internal Audit Departments and the Office of Corporate Counsel assist management and the various risk committees in evaluating and monitoring the Company's risk profile.

Risk is inherent in the Company's business. Consequently, despite the Company's attempts to identify areas of risk, oversee operational areas involving risk, and implement policies and procedures designed to mitigate risk, there can be no assurance that the Company will not suffer unexpected losses due to operating or other risks.

The following discussion highlights the Company's principal risks and some of the policies and procedures for risk identification, assessment, and mitigation. See Liquidity and Capital Resources for a discussion on liquidity risk and note "23 — Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk or Market Risk" in the Notes to Consolidated Financial Statements for additional discussion on credit risk and market risk.

Technology and Operating Risk

Technology and operating risk is the potential for loss due to deficiencies in control processes or technology systems that constrain the Company's ability to gather, process and communicate information efficiently and securely, without interruptions. The Company's operations are highly dependent on the integrity of its technology systems and the Company's success depends, in part, on its ability to make timely enhancements and additions to its technology in anticipation of client demands. To the extent the Company experiences system interruptions, errors or downtime (which could result from a variety of causes, including changes in client use patterns, technological failure, changes to its systems, linkages with third-party systems, and power failures), the Company's business and operations could be significantly negatively impacted. Additionally, rapid increases in client demand may strain the Company's ability to enhance its technology and expand its operating capacity. To minimize business interruptions, Schwab has two data centers intended, in part, to further improve the recovery of business processing in the event of an emergency.

Technology and operating risk also includes human error, fraud, a terrorist attack, and natural disaster. The Company attempts to mitigate technology and operating risk by maintaining a comprehensive internal control system and by employing experienced personnel. In 2002, as part of its restructuring initiatives, the Company centralized certain of its operations, mitigating the risks associated with decentralization of functions. Also, the Company maintains backup and recovery functions, including facilities for backup and communications, and conducts periodic testing of a disaster recovery plan. Each functional area deemed to be potentially of medium to high risk by management performs a risk self assessment on an annual basis to evaluate the appropriateness of these internal controls and recovery plans. During 2002, the Company enhanced its procedures related to its risk self assessments. The Company's risk committees and various policies and procedures, combined with these risk self assessments, are used in part to provide a vehicle for the Co-Chief Executive Officers and Chief Financial Officer to attest to the adequacy of the Company's controls. The Company is committed to an ongoing process of upgrading, enhancing, and testing its technology systems. This effort is focused on meeting client demands, meeting market and regulatory changes, and deploying standardized technology platforms.

See note "21 — Regulatory Requirements" in the Notes to Consolidated Financial Statements for a discussion on the improvements to U.S. Trust's risk management processes and systems as a result of the USTC and U.S. Trust NY cease and desist order with the Federal Reserve Board and the Superintendent of Banks of the State of New York.

The Company is engaged in the research and development of new technologies, services, and products. The Company endeavors to protect its research and development efforts, and its brands, through the use of copyrights, patents, trade secrets, and contracts. From time to time, third parties indicate that they believe the Company may be infringing on their intellectual property (e.g., patents) rights. The Company's efforts to assess the merits of third-party claims of infringement of intellectual property, and its efforts to protect its own intellectual property, require an investment of time and resources. In certain circumstances, the Company attempts to obtain licenses under third-party intellectual property rights. In some circumstances, a license may not be available from a third party under acceptable terms. Similarly, the Company from time to time licenses its intellectual property to third parties. Under some circumstances, litigation may result from questions regarding infringement, ownership, validity, and scope of intellectual property. Such litigation can require the expenditure of significant Company resources. If the Company were found to have infringed a third-party patent, or other intellectual property rights, it could incur substantial liability, and in some circumstances could be enjoined from using certain technology, or providing certain products or services.

Credit Risk

Credit risk is the potential for loss due to a client or counterparty failing to perform its contractual obligations, or the value of collateral held to secure obligations proving to be inadequate. The Company's direct exposure to credit risk mainly results from its margin lending activities, securities lending activities, role as a counterparty in financial contracts, and investing activities, and indirectly from the investing activities of certain of the Company's proprietary funds. To mitigate the risks of such losses, the Company has established policies and procedures which include: establishing and reviewing credit limits, monitoring of credit limits and quality of counterparties, and increasing margin requirements for certain securities. In addition, most of the Company's credit extensions, such as margin loans to clients, securities lending agreements, and resale agreements, are supported by collateral arrangements. These arrangements are subject to requirements to provide additional collateral in the event that market fluctuations result in declines in the value of collateral received.

Additionally, the Company has exposure to credit risk associated with the Company's private banking loan portfolio held at U.S. Trust. This counterparty credit exposure is actively managed through individual and portfolio reviews performed by account officers and senior line management. Periodic assessment of the validity of credit ratings, credit quality and the credit management process is conducted by a risk review department which is separate from the loan origination and monitoring department. Management regularly reviews asset quality including concentrations, delinquencies, nonperforming private banking loans, losses and recoveries. All are factors in the determination of an appropriate allowance for credit losses, which is reviewed quarterly by senior management. See notes "8 — Loans to Banking Clients and Related Allowance for Credit Losses" and "23 — Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk or Market Risk" in the Notes to Consolidated Financial Statements for an analysis of the Company's loan portfolio and allowance for credit losses, and for an additional discussion on credit risk, respectively.

There were no troubled debt restructurings at December 31, 2002 or 2001. As of December 31, 2002, management is not aware of any significant potential problem loans other than the amounts disclosed in note "8 — Loans to Banking Clients and Related Allowance for Credit Losses" in the Notes to Consolidated Financial Statements.

Fiduciary Risk

Fiduciary risk is the potential for financial or reputational loss through the breaching of fiduciary duties to a client. Fiduciary activities include, but are not limited to, individual and corporate trust, investment management, custody, and cash and securities processing. The Company attempts to mitigate this risk by establishing procedures to ensure that obligations to clients are discharged faithfully and in compliance with applicable legal and regulatory requirements. Business units have the primary responsibility for adherence to the procedures applicable to their business. Guidance and control is provided through the creation, approval, and ongoing review of applicable policies by business units and various fiduciary risk committees.

Market Risk

Market risk is the potential for loss due to a change in the value of a financial instrument held by the Company as a result of fluctuations in interest rates, equity prices or currency exchange rates.

The Company is exposed to interest rate risk primarily from changes in the interest rates on its interest-earning assets (mainly margin loans to clients, investments, private banking loans, mortgage-backed securities, and other fixed-rate investments) and its funding sources (including brokerage client cash balances, banking deposits, proceeds from stock-lending activities, long-term debt, and stockholders' equity) which finance these assets. To mitigate the risk of loss, the Company has established policies and procedures which include setting guidelines on the amount of net interest revenue at risk, and by monitoring the net interest margin and average maturity of its interest-earning assets and funding sources. The Company also has the ability to adjust the rates paid on certain brokerage client cash balances and certain banking deposits and the rates charged on margin loans. Additionally, the Company uses Swaps to mitigate interest rate exposure associated with short-term floating interest-rate deposits. As the Company looks ahead to 2003, the interest rate environment remains at cyclical lows and the Federal Reserve Board has adopted a neutral stance toward monetary policy. Additional interest rate declines could adversely affect the Company's ability to maintain its net interest spread as well as the revenue yields on its money funds.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted.

The Company is exposed to equity price risk through its role as a financial intermediary in client-related transactions, and by holding financial instruments mainly in its capacity as a market maker and relating to its specialists' and proprietary equity trading operations. To mitigate the risk of losses, these financial instruments are monitored by management to assure compliance with limits established by the Company. In addition, these financial instruments are marked to market on a daily basis. Also, the Company purchases and sells from time to time exchange-traded futures and options to mitigate market risk on these inventories. During 2002, the Company expanded its institutional equity capabilities to focus on improving execution capabilities for institutional clients. To accommodate the growth, certain trading limits were expanded. The Company mitigates the risk associated with the increased limits by using those limits primarily on an intraday basis. While not material, the Company is also exposed to currency exchange risks through its international operations.

Additional qualitative and quantitative disclosures about market risk are summarized in the following paragraphs. See note "23 — Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk or Market Risk" in the Notes to Consolidated Financial Statements for an additional discussion on market risk.

Financial Instruments Held For Trading Purposes: The Company holds municipal, other fixed income and government securities, and certificates of deposit in inventory to meet clients' trading needs. The fair value of such inventory was approximately $34 million and $36 million at December 31, 2002 and 2001, respectively. These securities, and the associated interest rate risk, are not material to the Company's financial position, results of operations, or cash flows.

The Company maintains inventories in exchange-listed, Nasdaq, and other equity securities on both a long and short basis. The fair value of these securities is shown in the following table:

December 31,	2002	2001
Equity Securities:		
Long positions	$79	$167
Short positions	(7)	(27)
Net long positions	$72	$140

Using a hypothetical 10% increase or decrease in prices, the potential loss or gain in fair value is estimated to be approximately $7 million and $14 million at December 31, 2002 and 2001, respectively.

In addition, the Company generally enters into exchange-traded futures and options contracts based on equity market indices to hedge potential losses in equity inventory positions. The notional amounts and fair values of these futures and options contracts are shown in the following table:

December 31,	2002	2001
Exchange-traded Contracts:		
Net Short Futures(1):		
Notional Amount	$61	$125
Fair Value	$63	$125
Long Put Options:		
Notional Amount	$ 4	$ 23
Fair Value(2)		

(1) Notional amount represents original contract price of the futures. Fair value represents the index price. The difference between the notional and fair value amounts are settled daily in accordance with futures market requirements.
(2) Amount was less than $1 million at both December 31, 2002 and 2001.

Using a hypothetical 10% increase or decrease in the underlying indices, the potential loss or gain in fair value is estimated to be approximately $6 million and $13 million at December 31, 2002 and December 31, 2001, respectively, which would substantially offset the potential loss or gain on the equity securities previously discussed.

In view of the continued expansion of the Company's businesses, the Company plans to transition its market risk disclosures to incorporate a value-at-risk (VAR) methodology in 2003. VAR is an increasingly utilized industry tool that provides a process for assessing and aggregating market risk across the Company's trading activities. The methodology will draw on market data to estimate the potential price volatility of financial instruments held for trading purposes and then measure the potential decline in their value, under a variety of market conditions over a discrete period of time. By assessing disparate risks on a consistent basis, VAR will further the integration of risk management across the Company's different businesses.

Financial Instruments Held For Purposes Other Than Trading: The Company maintains investments in mutual funds related to its deferred compensation plan, which is available to certain employees. These investments were approximately $49 million and $61 million at December 31, 2002 and 2001, respectively. These securities, and the associated market risk, are not material to the Company's financial position, results of operations, or cash flows.

Debt Issuances: At December 31, 2002 and 2001, CSC had $566 million and $679 million aggregate principal amount of Medium-Term Notes outstanding, respectively, with fixed interest rates ranging from 6.04% to 8.05%. At December 31, 2002 and 2001, U.S. Trust had $50 million Trust Preferred Capital Securities outstanding, with a fixed interest rate of 8.41%. In addition at December 31, 2001, U.S. Trust had

$1 million FHLB long-term debt outstanding with a fixed interest rate of 6.69%.

The Company has fixed cash flow requirements regarding these long-term debt obligations due to the fixed rate of interest. The fair value of these obligations at December 31, 2002 and 2001, based on estimates of market rates for debt with similar terms and remaining maturities, was $674 million and $765 million, respectively, which approximated their carrying amounts of $642 million and $730 million, respectively.

Interest Rate Swaps: As part of its consolidated asset and liability management process, the Company utilizes Swaps to manage interest rate risk. For a discussion of such Swaps, see note "23 — Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk or Market Risk" in the Notes to Consolidated Financial Statements.

Net Interest Revenue Simulation: The Company uses net interest revenue simulation modeling techniques to evaluate and manage the effect of changing interest rates. The simulation model (the model) includes all interest-sensitive assets and liabilities, as well as Swaps utilized by the Company to hedge its interest rate risk. Key variables in the model include assumed margin loan and brokerage client cash balance growth or decline, changes in the level and term structure of interest rates, the repricing of financial instruments, prepayment and reinvestment assumptions, loan, banking deposit, and brokerage client cash balance pricing and volume assumptions. The simulations involve assumptions that are inherently uncertain and, as a result, the simulations cannot precisely estimate net interest revenue or precisely predict the impact of changes in interest rates on net interest revenue. Actual results may differ from simulated results due to the timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies, including changes in asset and liability mix.

As demonstrated by the simulations presented below, the Company is positioned so that the consolidated balance sheet produces an increase in net interest revenue when interest rates rise and, conversely, a decrease in net interest revenue when interest rates fall (i.e., interest-earning assets are repricing more quickly than interest-bearing liabilities). The Swaps entered into during 2002 have the effect of increasing the repricing frequency of interest-bearing liabilities, thereby reducing the Company's consolidated interest-rate sensitivity.

The simulations in the following table assume that the asset and liability structure of the consolidated balance sheet would not be changed as a result of the simulated changes in interest rates. As the Company actively manages its consolidated balance sheet and interest rate exposure, in all likelihood the Company would take steps to manage any additional interest rate exposure that could result from changes in the interest rate environment. The following table shows the results of a gradual 100 basis point increase or decrease in interest rates relative to the Company's current base rate forecast on simulated net interest revenue over the next twelve months at December 31, 2002 and 2001. The simulations demonstrate a greater sensitivity to changes in interest rates as of December 31, 2002 than in the prior year. This is primarily due to the continued decline in interest rates from year to year and its impact on the Company's ability to earn net interest revenue on client cash balances.

Impact on Net Interest Revenue Percentage Increase (Decrease) December 31,	2002	2001
Increase of 100 basis points	5.3%	3.8%
Decrease of 100 basis points	(12.1%)	(7.0%)

Legal and Compliance Risk

Legal and compliance risk refers to the possibility that the Company will be found, by a court, arbitration panel or regulatory authority, not to have complied with an applicable legal or regulatory requirement. The Company may be subject to lawsuits or arbitration claims by clients, employees or other third parties in the different jurisdictions in which it conducts business. Claims against the Company may increase as clients suffer losses due to deteriorating equity market conditions, as the Company increases the level of advice it provides to clients, and as the Company strengthens its relationship with IAs. In addition, the Company is subject to extensive regulation by the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange (NYSE), the Commodity Futures Trading Commission, the Federal Reserve Board, the FDIC, the Superintendent of Banks of the State of New York, and other federal, state and market regulators, as well as certain foreign regulatory authorities. New rules and changes in application of current rules could affect the Company's manner of operations and profitability. The Company attempts to mitigate legal and compliance risk through policies and procedures that it believes are reasonably designed to prevent or detect violations of applicable statutory and regulatory requirements (see note "22 — Commitments and Contingent Liabilities" in the Notes to Consolidated Financial Statements). However, violations of applicable statutory and regulatory requirements could subject the Company and/or its directors, officers or employees to disciplinary proceedings or civil or criminal liability. Any such proceeding could cause a significant negative impact on the Company's business and operations.

Competition

The Company faces significant competition from companies seeking to attract client financial assets, including traditional, discount and online brokerage firms, mutual fund companies, banks, and asset management and wealth management companies. Certain of these competitors have greater financial resources than the Company. As the Company makes progress in its development of banking and other financial products as well as advice offerings to clients, it may face competition from different companies. The expansion and client acceptance of conducting financial transactions online, as well as through wireless applications, have also attracted competition from providers of online services, software development companies and other providers of financial services. Finally, online trading has led to the creation of ECNs and new exchanges which may intensify competition. Increased competition may have a negative impact on the Company's business and operations.

Corporate Governance

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (S.O. Act) in response to corporate and accounting scandals that were adversely affecting public confidence in the securities markets. Among other things, the S.O. Act imposes stringent requirements to ensure independence of public accounting firms, independence of audit committees, full and fair disclosure of financial and other information in public reports, and accountability of chief executive officers and chief financial officers for such reports. The SEC has issued final and proposed rules for implementing certain requirements of the S.O. Act.

In addition, on August 16, 2002, the NYSE submitted to the SEC proposed new corporate governance rules for companies listed on the NYSE. These rules are intended, among other things, to enhance director independence standards, empower non-management directors to play a more active role on companies' boards, increase the authority and responsibilities of audit committees, and otherwise augment corporate governance processes and enhance disclosures of those processes. The proposed NYSE rules are under consideration by the SEC.

The Company supports the goals of these new requirements, and has undertaken a comprehensive review of its corporate governance processes to help achieve compliance with the S.O. Act and promote a strong culture of corporate governance and ethical decision-making. The Company has also taken action to comply with the new SEC rules issued under the S.O. Act and to be in position to comply with proposed rules under the S.O. Act and the NYSE listing standards if and when adopted. The Company has announced that effective May 9, 2003, the date of the annual meeting of shareholders, David S. Pottruck will become President and Chief Executive Officer (CEO), and Charles R. Schwab will remain as Chairman of the Board. The Company believes that separating the roles of Chairman and CEO is an important corporate governance measure. Additionally, the Company has, among other things:

- Created a Nominating and Corporate Governance Committee of the Board responsible for identifying candidates for the Board and recommending corporate governance guidelines, policies and procedures for the Company.
- Revised the charters for the Audit Committee and Compensation Committee.
- Adopted a Code of Business Conduct and Ethics applicable to directors and all employees.
- Adopted Corporate Governance Guidelines for the Company.
- Created a Corporate Governance Office, headed by the General Counsel, to assist the Board in fulfilling its oversight responsibilities.
- Revised the charters for the Audit Committee and Compensation Committee to clarify the responsibilities of these committees in light of the new and proposed rules.
- Adopted procedures for reporting to the Audit Committee complaints regarding accounting, internal accounting controls and auditing matters, as well as any significant deficiencies or material weaknesses in internal controls or fraud involving management or employees who have significant roles in internal controls.
- Adopted an interim policy regarding the approval of non-audit services to be performed by the Company's independent auditors.
- Created a Disclosure Committee to carry out the development, implementation and oversight of disclosure controls and procedures to ensure that the Company's public disclosures are accurate, timely, and complete in accordance with applicable legal and regulatory requirements. The Disclosure Committee provides written attestation to the Co-Chief Executive Officers, Chief Financial Officer, and the Audit Committee as to the adequacy of disclosure controls and procedures.

As of December 31, 2002, with the exception of Charles R. Schwab and David S. Pottruck, all of the directors on the Board are independent. All of the directors on the Board's Audit, Compensation, and Nominating and Corporate Governance Committees are independent.

Consolidated Statement of Income

in millions, except per share amounts	Year ended December 31, 2002	2001	2000
Revenues			
Asset management and administration fees	$1,761	$1,675	$ 1,583
Commissions	1,206	1,355	2,294
Interest revenue	1,186	1,857	2,589
Interest expense	(345)	(928)	(1,352)
Net interest revenue	841	929	1,237
Principal transactions	184	255	570
Other	143	139	104
Total	4,135	4,353	5,788
Expenses Excluding Interest			
Compensation and benefits	1,854	1,875	2,414
Other compensation — merger retention programs	22	56	39
Occupancy and equipment	471	490	415
Depreciation and amortization	321	338	255
Communications	262	339	353
Advertising and market development	211	246	332
Professional services	177	193	255
Commissions, clearance and floor brokerage	71	92	138
Restructuring and other charges	373	419	
Goodwill and other impairment charges	61		
Goodwill amortization		66	53
Merger-related			69
Other	144	104	234
Total	3,967	4,218	4,557
Income before taxes on income and extraordinary gain	168	135	1,231
Taxes on income	71	57	513
Income before extraordinary gain	97	78	718
Extraordinary gain on sale of corporate trust business, net of tax	12	121	
Net Income	$ 109	$ 199	$ 718
Weighted-Average Common Shares Outstanding — Diluted	1,375	1,399	1,404
Earnings Per Share — Basic			
Income before extraordinary gain	$ .07	$ .06	$ .53
Extraordinary gain, net of tax	$ .01	$ .08	
Net income	$ .08	$ .14	$ .53
Earnings Per Share — Diluted			
Income before extraordinary gain	$ .07	$ .06	$ .51
Extraordinary gain, net of tax	$ .01	$ .08	
Net income	$ .08	$ .14	$ .51
Dividends Declared Per Common Share	$.0440	$.0440	$ .0407

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet

in millions, except share and per share amounts	December 31, 2002	2001
Assets		
Cash and cash equivalents	$ 3,114	$ 4,407
Cash and investments segregated and on deposit for federal or other regulatory purposes[1] (including resale agreements of $16,111 in 2002 and $14,811 in 2001)	21,005	17,741
Securities owned — at market value (including securities pledged of $337 in 2002 and $185 in 2001)	1,716	1,700
Receivables from brokers, dealers and clearing organizations	222	446
Receivables from brokerage clients — net	6,845	9,620
Loans to banking clients — net	4,555	4,046
Equipment, office facilities and property — net	868	1,058
Goodwill — net	603	628
Other assets	777	818
Total	$39,705	$40,464
Liabilities and Stockholders' Equity		
Deposits from banking clients	$ 5,231	$ 5,448
Drafts payable	134	396
Payables to brokers, dealers and clearing organizations	1,476	833
Payables to brokerage clients	26,401	26,989
Accrued expenses and other liabilities	1,302	1,327
Short-term borrowings	508	578
Long-term debt	642	730
Total liabilities	35,694	36,301
Stockholders' equity:		
Preferred stock — 9,940,000 shares authorized; $.01 par value per share; none issued		
Common stock — 3 billion shares authorized; $.01 par value per share; 1,391,991,180 and 1,391,673,494 shares issued in 2002 and 2001, respectively	14	14
Additional paid-in capital	1,744	1,726
Retained earnings	2,769	2,794
Treasury stock — 47,195,631 and 23,110,972 shares in 2002 and 2001, respectively, at cost	(465)	(295)
Unamortized stock-based compensation	(33)	(39)
Accumulated other comprehensive loss	(18)	(37)
Total stockholders' equity	4,011	4,163
Total	$39,705	$40,464

(1) *Amounts included represent actual balances on deposit, whereas cash and investments required to be segregated for federal or other regulatory purposes were* $21,252 million and $18,261 million at December 31, 2002 and 2001, respectively. On January 2, 2003, the Company deposited $655 million into its segregated reserve bank accounts. As of January 3, 2002, the Company had deposited $710 million into its segregated reserve bank accounts.

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in millions	Year ended December 31, 2002	2001	2000
Cash Flows from Operating Activities			
Net income	$ 109	$ 199	$ 718
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Depreciation and amortization	321	338	255
Goodwill and other impairment charges	61		
Goodwill amortization		66	53
Compensation payable in common stock	27	32	82
Deferred income taxes	4	(79)	(27)
Tax benefits from stock options exercised and other stock-based compensation	4	37	330
Non-cash restructuring and other charges	42	80	
Net gain on sale of an investment		(26)	
Extraordinary gain on sale of corporate trust business, net of tax	(12)	(121)	
Other	(1)	22	8
Net change in:			
Cash and investments segregated and on deposit for federal or other regulatory purposes	(3,302)	(8,334)	(942)
Securities owned (excluding securities available for sale)	105	14	(54)
Receivables from brokers, dealers and clearing organizations	220	(89)	131
Receivables from brokerage clients	2,745	6,709	727
Other assets	7	(35)	(94)
Drafts payable	(261)	(150)	75
Payables to brokers, dealers and clearing organizations	643	(335)	(662)
Payables to brokerage clients	(527)	1,291	2,329
Accrued expenses and other liabilities	(16)	(203)	(13)
Net cash provided by (used for) operating activities	169	(584)	2,916
Cash Flows from Investing Activities			
Purchases of securities available for sale	(1,147)	(1,025)	(545)
Proceeds from sales of securities available for sale	636	473	93
Proceeds from maturities, calls and mandatory redemptions of securities available for sale	415	611	227
Net increase in loans to banking clients	(705)	(835)	(458)
Proceeds from sale of banking client loans	196		
Purchase of equipment, office facilities and property — net	(160)	(301)	(705)
Cash payments for business combinations and investments, net of cash received		(52)	(35)
Proceeds from sale of an investment		49	
Proceeds from sale of Canadian operations	26		
Proceeds from sale of corporate trust business		273	
Net cash used for investing activities	(739)	(807)	(1,423)
Cash Flows from Financing Activities			
Net change in deposits from banking clients	(217)	1,139	4
Net change in short-term borrowings	(70)	224	198
Proceeds from long-term debt	100		311
Repayment of long-term debt	(214)	(40)	(59)
Dividends paid	(60)	(61)	(62)
Purchase of treasury stock	(299)	(368)	
Proceeds from stock options exercised and other	34	30	85
Net cash provided by (used for) financing activities	(726)	924	477
Effect of exchange rate changes on cash and cash equivalents	3	(2)	(4)
Increase (Decrease) in Cash and Cash Equivalents	(1,293)	(469)	1,966
Cash and Cash Equivalents at Beginning of Year	4,407	4,876	2,910
Cash and Cash Equivalents at End of Year	$ 3,114	$ 4,407	$ 4,876

See Notes to Consolidated Financial Statements.

Consolidated Statement of Stockholders' Equity

in millions	Common Stock	Additional Paid-In Capital
Balance at December 31, 1999	$13	$ 595
Comprehensive income:		
Net income	...	...
Foreign currency translation adjustment	...	...
Net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax	...	...
Total comprehensive income	...	...
Dividends declared on common stock	...	...
Stock options exercised, and shares and stock options issued under stock-based compensation plans	1	440
Issuance of shares for acquisitions	...	529
Retirement of treasury stock	...	(5)
Amortization of stock-based compensation awards	...	...
ESOP shares released for allocation	...	29
Balance at December 31, 2000	14	1,588
Comprehensive income:		
Net income	...	...
Cumulative effect of accounting change, net of tax	...	...
Net loss on cash flow hedging instruments, net of tax	...	...
Foreign currency translation adjustment	...	...
Net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax	...	...
Total comprehensive income	...	...
Dividends declared on common stock	...	...
Purchase of treasury stock	...	...
Deferred compensation payable in common stock	...	...
Stock options exercised, and shares and stock options issued under stock-based compensation plans	...	48
Non-cash stock-based compensation expense related to restructuring	...	19
Issuance of shares for acquisitions	...	71
Receipt of shares in settlement of accounts receivable	...	...
Amortization of stock-based compensation awards	...	...
Balance at December 31, 2001	14	1,726
Comprehensive income:		
Net income	...	...
Net loss on cash flow hedging instruments, net of tax	...	...
Foreign currency translation adjustment	...	...
Net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax	...	...
Total comprehensive income	...	...
Dividends declared on common stock	...	...
Purchase of treasury stock	...	...
Stock options exercised, and shares and stock options issued under stock-based compensation plans	...	5
Non-cash stock-based compensation expense related to restructuring	...	9
Issuance of shares for acquisitions	...	4
Amortization of stock-based compensation awards	...	...
Balance at December 31, 2002	$14	$1,744

(1) Deferred compensation stock trust amounts are presented net on the Consolidated Balance Sheet.

See Notes to Consolidated Financial Statements.

Retained Earnings	Deferred Compensation Stock Trust[1]	Treasury Stock	Employee Stock Ownership Plans	Unamortized Stock-based Compensation	Common Stock Issued to Deferred Compensation Trust[1]	Accumulated Other Comprehensive Income (Loss)	Total
$2,145	$2	$ (97)	$(1)	$(71)	$(2)	$ (8)	$2,576
718	...	...	...	...	...	...	718
...	...	...	...	...	...	(16)	(16)
...	...	...	...	...	...	10	10
...	...	...	...	...	...	...	712
(58)	...	...	...	...	...	...	(58)
...	...	...	...	(37)	...	...	404
...	...	...	...	...	...	...	529
(92)	...	97	...	...	...	...	
...	...	...	...	37	...	...	37
...	...	...	1	...	...	...	30
2,713	2			(71)	(2)	(14)	4,230
199	...	...	...	...	...	...	199
...	...	...	...	...	...	(12)	(12)
...	...	...	...	...	...	(19)	(19)
...	...	...	...	...	...	(2)	(2)
...	...	...	...	...	...	10	10
...	...	...	...	...	...	...	176
(61)	...	...	...	...	...	...	(61)
...	...	(368)	...	...	...	...	(368)
...	1	...	...	...	(1)	...	
(57)	...	77	...	(3)	...	...	65
...	...	...	...	1	...	...	20
...	...	...	...	...	...	...	71
...	...	(4)	...	...	...	...	(4)
...	...	...	...	34	...	...	34
2,794	3	(295)		(39)	(3)	(37)	4,163
109	...	...	...	...	...	...	109
...	...	...	...	...	...	(6)	(6)
...	...	...	...	...	...	8	8
...	...	...	...	...	...	17	17
...	...	...	...	...	...	...	128
(60)	...	...	...	...	...	...	(60)
...	...	(299)	...	...	...	...	(299)
(74)	...	129	...	(22)	...	...	38
...	...	...	...	1	...	...	10
...	...	...	...	...	...	...	4
...	...	...	...	27	...	...	27
$2,769	$3	$(465)		$(33)	$(3)	$(18)	$4,011

Notes to Consolidated Financial Statements

Tabular amounts in millions, except per share and option price amounts.

1. Introduction and Basis of Presentation

The Charles Schwab Corporation (CSC) is a financial holding company engaged, through its subsidiaries, in securities brokerage and related financial services. Charles Schwab & Co., Inc. (Schwab) is a securities broker-dealer with 388 domestic branch offices in 48 states, as well as a branch in the Commonwealth of Puerto Rico. U.S. Trust Corporation (USTC, and with its subsidiaries collectively referred to as U.S. Trust) is a wealth management firm that through its subsidiaries also provides fiduciary services and private banking services with 34 offices in 12 states. Other subsidiaries include Charles Schwab Investment Management, Inc., the investment advisor for Schwab's proprietary mutual funds, Schwab Capital Markets L.P. (SCM), a market maker in Nasdaq and other securities providing trade execution services primarily to broker-dealers and institutional clients, and CyberTrader, Inc. (CyberTrader), an electronic trading technology and brokerage firm providing services to highly active, online traders.

The consolidated financial statements include CSC and its majority-owned subsidiaries (collectively referred to as the Company). Investments in equity securities of other firms where the Company has significant influence, but owns less than a majority of the voting securities, are generally accounted for by the equity method. Under the equity method, the investment is initially recorded at cost with the carrying amount subsequently adjusted to recognize the Company's proportionate share of the earnings or losses of the investee.

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Such estimates relate to capitalized development costs for internal-use software, useful lives of equipment, office facilities, and property, valuation of goodwill and other intangible assets and equity investments, fair value of financial instruments and investments, allowance for credit losses on banking loans, allowance for doubtful accounts of brokerage clients, retirement and post-retirement benefits, future tax benefits, restructuring liabilities, and legal reserves. Actual results could differ from such estimates. Certain prior-year amounts have been reclassified to conform to the 2002 presentation. All material intercompany balances and transactions have been eliminated.

On May 31, 2000, CSC completed its merger (the Merger) with USTC. Under the terms of the merger agreement, USTC became a wholly owned subsidiary of CSC and USTC shareholders received 5.1405 shares of CSC's common stock for each common share of USTC. During 2000, merger-related costs totaled $69 million pre-tax, or $63 million after-tax, for change-in-control related compensation payable to U.S. Trust employees and professional fees. The consolidated financial statements, included in this Annual Report, give retroactive effect to the Merger, which was accounted for as a pooling of interests.

On March 1, 2000, the Company acquired CyberTrader for $517 million in a non-taxable stock-for-stock exchange. Because the acquisition is accounted for using the purchase method, the operating results of CyberTrader are included in the consolidated results of the Company since the acquisition date. The historical results of CyberTrader are not included in periods prior to the acquisition. The net assets acquired are recorded at fair value and the excess of the purchase price over the fair value of net assets acquired is recorded as goodwill. The Company recorded intangible assets acquired of $512 million, including $482 million of goodwill.

2. Significant Accounting Policies

Securities transactions: Clients' securities transactions are recorded on the date that they settle, while the related commission revenues and expenses are recorded on the date that the trade occurs. Principal transactions are recorded on a trade date basis.

Cash and cash equivalents: The Company considers all highly liquid investments, including money market funds, interest-bearing deposits with banks, federal funds sold, commercial paper and treasury securities, with original maturities of three months or less that are not segregated and on deposit for federal or other regulatory purposes to be cash equivalents.

Cash and investments segregated and on deposit for federal or other regulatory purposes consist primarily of securities purchased under agreements to resell (resale agreements), which are collateralized by U.S. government securities, and certificates of deposit. Resale agreements are collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. The Company obtains possession of collateral (U.S. government securities) with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by the Company, with additional collateral obtained when necessary. Certificates of deposit are stated at cost, which approximates market.

Securities borrowed, securities loaned, and securities sold under agreements to repurchase (repurchase agreements) are collateralized investing and financing transactions. Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers and clearing organizations. For securities loaned, the Company receives collateral in the form of cash in an amount generally equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers and clearing organizations. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded when necessary. Repurchase agreements are recorded at their contractual amounts plus accrued interest and are included in short-term borrowings.

Securities owned include securities available for sale that are recorded at estimated fair value with unrealized gains and losses reported, net of taxes, in accumulated other comprehensive income (loss) included in stockholders' equity. Realized gains and losses from sales of securities available for sale are determined on a specific identification basis and are included in other revenues.

Securities owned also include equity, fixed income and other securities, SchwabFunds money market funds, and equity and bond mutual funds. These securities are recorded at estimated fair value with unrealized gains and losses included in principal transaction revenues.

Receivables from brokerage clients that remain unsecured for more than 30 days or partially secured for more than 90 days are generally fully reserved for, and are stated net of allowance for doubtful accounts.

Nonperforming assets included in the loan portfolio consist of financial instruments where the Company has stopped accruing interest (non-accrual financial instruments). Interest accruals are discontinued when principal or interest is contractually past due 90 days or more unless collectibility of the loan is reasonably assured. In addition, interest accruals may be discontinued when principal or interest is contractually past due less than 90 days if, in the opinion of management, the amount due is not likely to be received in accordance with the terms of the contractual agreement, even though the financial instruments are currently performing. Any accrued but unpaid interest previously recorded on a non-accrual financial instrument is reversed and recorded as a reduction of interest income. Interest received on non-accrual financial instruments is applied either to the outstanding principal balance or recorded as interest income, depending on management's assessment of the ultimate collectibility of principal. Non-accrual financial instruments are generally returned to accrual status only when all delinquent principal and interest payments become current and the collectibility of future principal and interest on a timely basis is reasonably assured.

Allowance for credit losses on banking loans is established through charges to income based on management's evaluation of the adequacy of the allowance for credit losses in the existing portfolio.

The adequacy of the allowance is reviewed regularly by management, taking into consideration current economic conditions, the existing loan portfolio composition, past loss experience and risks inherent in the portfolio, including the value of impaired loans.

Equipment, office facilities and property: Equipment and office facilities are depreciated on a straight-line basis over the estimated useful life of the asset of two to fifteen years. Buildings are depreciated on a straight-line basis over twenty years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal use are amortized on a straight-line basis over an estimated useful life of three years. Equipment, office facilities and property are stated at cost net of accumulated depreciation and amortization, except for land, which is stated at cost. Equipment, office facilities and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For a discussion of the Company's restructuring initiatives, which included the removal of assets from service, see note "3 — Restructuring and Other Charges."

Derivative financial instruments are accounted for under Statement of Financial Accounting Standards (SFAS) No. 133 — Accounting for Derivative Instruments and Hedging Activities. This statement requires that all derivatives be recorded on the balance sheet at fair value.

As part of its consolidated asset and liability management process, the Company utilizes interest rate swap agreements (Swaps) to manage interest rate risk. Other derivative activities primarily consist of exchange-traded futures and options to hedge potential losses in equity inventory positions. These futures and options are recorded at fair value in securities owned on the consolidated balance sheet, and gains and losses are included in principal transaction revenues. For further discussion on these derivative financial instruments, see note "23 — Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk or Market Risk."

Foreign currency translation: Assets and liabilities denominated in foreign currencies where the local currency is the functional currency are translated at the exchange rate on the balance sheet date, while revenues and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments are included in other comprehensive income (loss).

Notes to Consolidated Financial Statements

Tabular amounts in millions, except per share and option price amounts.

Income taxes: The Company files a consolidated U.S. federal income tax return and uses the asset and liability method in recording income tax expense. Under this method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes, using currently enacted tax law.

Stock-based compensation: The Company applies Accounting Principles Board Opinion (APB) No. 25 — Accounting for Stock Issued to Employees, and related interpretations, for its stock-based employee compensation plans. Because the Company grants stock option awards at market value, there is no compensation expense recorded, except for restructuring-related expense for modifications of officers' stock options. Compensation expense for restricted stock awards is based on the market value of the shares awarded at the date of grant and is amortized on a straight-line basis over the vesting period. The unamortized portion of the award is recorded as unamortized stock-based compensation in stockholders' equity.

Had compensation expense for the Company's stock option awards been determined based on the Black-Scholes fair value at the grant dates for awards under those plans consistent with the fair value method of SFAS No. 123 — Accounting for Stock-Based Compensation, the Company would have recorded additional compensation expense and its net income and earnings per share (EPS) would have been reduced to the pro forma amounts presented in the following table:

Year ended December 31,	2002	2001	2000
Compensation expense for stock options (after tax):			
As reported	$ 6	$ 13	
Pro forma	$154	$181	$ 81
Net Income (Loss):			
As reported	$109	$199	$718
Pro forma	$ (39)	$ 31	$637
Basic EPS:			
As reported	$ .08	$ .14	$ .53
Pro forma	$(.03)	$ .02	$ .47
Diluted EPS:			
As reported	$ .08	$ .14	$ .51
Pro forma	$(.03)	$ .02	$ .45

The fair value of each option granted is estimated as of the grant date using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000
Expected dividend yield	.30%	.30%	.40%
Expected volatility	51%	50%	48%
Risk-free interest rate	3.5%	4.3%	6.0%
Expected life (in years)	5	5	5

During 2002, the Company changed its methodology for amortizing pro forma stock option compensation. Pro forma stock option compensation is amortized monthly on a straight-line basis over the vesting period beginning with the month when the option was granted. In prior periods, a full year of amortization was recognized regardless of when an option was granted during the year. Pro forma amounts have been revised to reflect this change in methodology on a retroactive basis.

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Goodwill is accounted for under SFAS No. 142 — Goodwill and Other Intangible Assets. This statement requires that goodwill be tested for impairment at least annually or whenever indications of impairment exist. In testing for a potential impairment of goodwill, SFAS No. 142 requires management to estimate the fair value of each of the Company's reporting units (generally defined as the Company's businesses for which financial information is available and reviewed regularly by management), and compare it to their carrying value. If the estimated fair value of a reporting unit is less than its carrying value, management is required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company has elected April 1 as its annual impairment testing date. See "Accounting Change" below and note "4 — Goodwill and Other Impairment Charges."

Accounting change: The Company adopted SFAS No. 142 on January 1, 2002. Under SFAS No. 142, companies are no longer permitted to amortize goodwill and certain intangible assets with an indefinite useful life. Instead, these assets must be reviewed for impairment as discussed above. The Company completed its transitional testing for goodwill impairment during the second quarter of 2002 as required, and did not record any impairment charges at that time.

The following table compares net income and EPS for 2002, which excludes goodwill amortization, with net income and EPS for 2001 and 2000, which has been adjusted to exclude goodwill amortization.

	2002 (Reported)	2001 (Adjusted)	2000 (Adjusted)
Net income:			
Reported income before extraordinary gain	$ 97	$ 78	$718
Add: Goodwill amortization, net of tax		62	51
Reported/adjusted income before extraordinary gain	97	140	769
Extraordinary gain, net of tax	12	121	
Reported/adjusted net income	$109	$261	$769
Basic EPS:			
Reported EPS before extraordinary gain	$ .07	$ .06	$ .53
Add: Goodwill amortization		.05	.04
Reported/adjusted EPS before extraordinary gain	.07	.11	.57
Extraordinary gain, net of tax	.01	.08	
Reported/adjusted EPS	$ .08	$ .19	$ .57
Diluted EPS:			
Reported EPS before extraordinary gain	$ .07	$ .06	$ .51
Add: Goodwill amortization		.04	.04
Reported/adjusted EPS before extraordinary gain	.07	.10	.55
Extraordinary gain, net of tax	.01	.08	
Reported/adjusted EPS	$ .08	$ .18	$ .55

The Company's goodwill balance declined during 2002 primarily due to the write-off of goodwill associated with Charles Schwab Europe (CSE), a subsidiary located in the United Kingdom. The decline in goodwill during 2002 was also due to the sale of the Company's Canadian operations, partially offset by the effects of foreign currency translation adjustments. The carrying amount of goodwill, net of accumulated amortization, attributable to each of the Company's reportable segments is presented in the following table:

	2002	2001
Individual Investor	$415	$440
Institutional Investor	3	3
Capital Markets	27	27
U.S. Trust	158	158
Total	$603	$628

New accounting standards: SFAS No. 144 — Accounting for the Impairment or Disposal of Long-Lived Assets was issued in August 2001 and addresses the financial accounting and reporting for the impairment or disposal of long-lived assets (e.g., equipment and office facilities). This statement supersedes SFAS No. 121 — Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and certain accounting and reporting provisions of APB No. 30 — Reporting the Results of Operations. The Company adopted this statement on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company's financial position, results of operations, EPS, or cash flows.

SFAS No. 146 — Accounting for Costs Associated with Exit or Disposal Activities was issued in June 2002 and addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3 — Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 may affect the timing of recognizing future restructuring costs, as well as the amounts recognized. The Company is required to adopt this statement for exit or disposal activities initiated after December 31, 2002.

Financial Accounting Standards Board Interpretation (FIN) No. 45 — Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was issued in November 2002. This interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In accordance with FIN No. 45, the Company adopted the disclosure

Notes to Consolidated Financial Statements

Tabular amounts in millions, except per share and option price amounts.

requirements on December 31, 2002 and is required to adopt the recognition requirements effective on January 1, 2003. The Company is evaluating the impact of the recognition requirements of this interpretation and does not expect it to have a material impact on its financial position, results of operations, EPS, or cash flows.

SFAS No. 148 — Accounting for Stock-Based Compensation — Transition and Disclosure was issued in December 2002. This statement amends SFAS No. 123 — Accounting for Stock-Based Compensation to provide companies with alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. Additionally, SFAS No. 148 amends certain disclosure requirements of SFAS No. 123. The Company adopted the disclosure requirements of SFAS No. 148 as of December 31, 2002. The transitional provisions of SFAS No. 148 did not have an impact on the Company's financial position, results of operations, EPS, or cash flows, as the fair value method has not been adopted.

FIN No. 46 — Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 — Consolidated Financial Statements, was issued in January 2003. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be adopted by the third quarter of 2003. The Company plans to adopt FIN No. 46 in the first quarter of 2003. This interpretation provides new criteria for determining whether a company is required to consolidate (i.e., record the assets and liabilities on the balance sheet) a variable interest entity such as the Company's participation in the unconsolidated special purpose trust (Trust) formed in 2000 to finance an office building. Because the Trust meets the definition of a variable interest entity and the criteria to consolidate, upon adoption of this interpretation in the first quarter of 2003, the Company will record the building at cost, net of depreciation, on the consolidated balance sheet. Specifically, the impact is expected to increase equipment, office facilities and property by approximately $230 million, increase long-term debt by approximately $235 million, and reduce accrued expenses and other liabilities by approximately $5 million. Further, the expected annual impact on the Company's consolidated statement of income will be to cease both amortizing the shortfall of the residual value guarantee and recording rent expense on the lease and to begin recording both the depreciation on the building and the interest expense associated with the debt. Upon adoption and in future periods, the Company expects the impact on its consolidated statement of income will be immaterial. See note "22 — Commitments and Contingent Liabilities" for a further discussion of the Trust.

3. Restructuring and Other Charges

Restructuring

The Company recorded pre-tax restructuring charges in 2002 and 2001 as follows:

	2002	2001
2002 Initiatives	$277	
2001 Initiatives	96	$391
Total restructuring charges	$373	$391

2002 Initiatives

In 2002, the Company commenced and substantially completed additional restructuring initiatives due to continued difficult market conditions. These initiatives are intended to reduce operating expenses and adjust the Company's organizational structure to improve productivity, enhance efficiency, and increase profitability. The restructuring initiatives primarily included further reductions in the Company's workforce and facilities. The Company recorded pre-tax restructuring charges of $277 million in 2002 related to these restructuring initiatives. The actual costs of these restructuring initiatives could differ from the estimated costs, depending primarily on the Company's ability to sublease properties.

Workforce: During 2002, the Company reduced full-time equivalent employees by 2,900, or 15%, including 2,040 through mandatory staff reductions, 130 related to a reduction in contractors, and 730 mainly related to voluntary attrition. The workforce reductions encompassed employees from each of the Company's segments.

Facilities: The restructuring charges recognized in 2002 included facility exit costs which are net of estimated sublease income. Facilities restructuring charges related to reductions of administrative office space primarily in Northern California, Texas, New York, and the United Kingdom, as well as the consolidation of 18 Schwab branch offices and 2 U.S. Trust offices in 2003. The restructuring charges also included write-downs of leasehold improvements, telecommunications infrastructure, and fixed assets removed from service at these facilities.

Systems: The restructuring charges recognized in 2002 included the removal of certain computer systems software and equipment from service at certain of the Company's facilities.

A summary of pre-tax restructuring charges related to the Company's 2002 restructuring initiatives is as follows:

	2002
Workforce reduction:	
Severance pay and benefits	$134
Non-cash compensation expense for officers' stock options	7
Total workforce reduction	141
Facilities reduction:	
Non-cancelable lease costs, net of estimated sublease income	104
Write-downs of leasehold improvements, telecommunications infrastructure, and fixed assets removed from service	28
Total facilities reduction	132
Systems removal	4
Total restructuring charges	$277

A summary of the activity in the restructuring reserve related to the Company's 2002 restructuring initiatives for the year ended December 31, 2002 is as follows:

	Workforce Reduction	Facilities Reduction	Systems Removal	Total
Restructuring charges	$141	$132	$ 4	$277
Utilization:				
Cash payments	(79)	(1)		(80)
Non-cash charges(1)	(7)	(28)	(4)	(39)
Balance at December 31, 2002	$ 55(2)	$103(3)		$158

(1) Primarily includes charges for write-downs of leasehold improvements, telecommunications infrastructure, fixed assets, and systems equipment removed from service, as well as officers' stock-based compensation.
(2) The Company expects to substantially utilize the remaining workforce restructuring reserve through cash payments for severance pay and benefits over the respective severance periods through 2004.
(3) The Company expects to substantially utilize the remaining facilities restructuring reserve through cash payments for the net lease expense over the respective lease terms through 2013.

2001 Initiatives

In 2001, the Company initiated a restructuring plan to reduce operating expenses due to continued economic uncertainties and difficult market conditions. The restructuring plan was completed in 2002 and included a workforce reduction, a reduction in operating facilities, and the removal of certain systems hardware, software and equipment from service. Included in these initiatives are costs associated with the withdrawal from certain international operations. During 2002, the Company recorded pre-tax restructuring charges related to its 2001 restructuring initiatives of $96 million, primarily resulting from facilities charges for changes in estimates of sublease income due to a continued deterioration of the commercial real estate market. The Company recorded pre-tax charges for restructuring costs of $391 million in 2001. The actual costs of these restructuring initiatives could differ from the estimated costs, depending primarily on the Company's ability to sublease properties.

A summary of the activity in the restructuring reserve related to the Company's 2001 restructuring initiatives for the years ended December 31, 2002 and 2001 is as follows:

	Workforce Reduction	Facilities Reduction	Systems Removal	Total
Initial restructuring charges in 2001	$187	$141	$ 63	$ 391
Utilization:				
Cash payments	(93)	(8)	(43)	(144)
Non-cash charges(1)	(20)	(36)	(16)	(72)
Balance at December 31, 2001	$ 74	$ 97	$ 4	$ 175
Restructuring charges	19	76(2)	1	96
Utilization:				
Cash payments	(77)	(49)	(5)	(131)
Non-cash charges(1)	(3)			(3)
Balance at December 31, 2002	$ 13(3)	$124(4)		$ 137

(1) In 2002, primarily includes charges for officers' stock-based compensation. In 2001, includes charges for officers' stock-based compensation, write-downs, and accelerated depreciation.
(2) Includes $65 million primarily due to changes in estimates of sublease income resulting from a continued deterioration of the commercial real estate market.
(3) The Company expects to substantially utilize the remaining workforce restructuring reserve through cash payments for severance pay and benefits over the respective severance periods through 2003.
(4) The Company expects to substantially utilize the remaining facilities restructuring reserve through cash payments for the net lease expense over the respective lease terms through 2017.

Notes to Consolidated Financial Statements

Tabular amounts in millions, except per share and option price amounts.

Other Charges

The Company recorded other pre-tax charges of $28 million in 2001. These charges include a regulatory fine assessed to USTC and United States Trust Company of New York (U.S. Trust NY), professional service fees for operational and risk management remediation at USTC and U.S. Trust NY, and the write-off of certain software development costs at CSE. There were no such charges for 2002 or 2000.

4. Goodwill and Other Impairment Charges

During the fourth quarter of 2002, the Company developed plans for the possible sale of CSE. Accordingly, the Company performed a goodwill impairment test at that time pursuant to SFAS No. 142 — Goodwill and Other Intangible Assets. The fair value of CSE, a reporting unit within the Individual Investor segment, was estimated when performing the impairment test using a combination of the expected present value of future cash flows and an indicative sales price. As a result of this test, the Company recorded an impairment charge of $24 million pre tax during the fourth quarter of 2002. See note "27 — Subsequent Event" for a discussion of CSE.

During the fourth quarter of 2002, the Company also evaluated whether its investment in Aitken Campbell, a market-making joint venture in the United Kingdom accounted for under the equity method, had incurred a loss in value, and whether such loss was other than a temporary decline. Taking into consideration the possible sale of CSE and the potential reduction of its client order flow, the Company determined that its ability to retain its investment in Aitken Campbell for a period of time sufficient to allow for recovery in fair value was no longer reasonably assured. The fair value of the investment was estimated principally using the expected present value of future cash flows and was compared to the carrying value of the investment. As a result of this analysis, an impairment charge of $37 million pre tax was recorded in the fourth quarter of 2002.

5. Sale of Corporate Trust Business

In 2001, USTC sold its Corporate Trust business to The Bank of New York Company, Inc. (Bank of NY). During 2001, the Company recognized a pre-tax extraordinary gain of $221 million on this sale, or $121 million after tax. Total proceeds received were $273 million and the Company incurred pre-tax closing and exit costs of $30 million for severance, professional fees, and other related disposal costs. During 2002, the Company recorded an extraordinary gain of $22 million, or $12 million after tax, which represented the remaining proceeds from this sale that were realized upon satisfaction of certain client retention requirements.

6. Securities Owned

A summary of securities owned is as follows:

December 31,	2002	2001
Securities available for sale	$1,322	$1,200
SchwabFunds money market funds	197	171
Equity, fixed income and other securities	126	223
Equity and bond mutual funds	71	106
Total	$1,716	$1,700

The amortized cost, estimated fair value, and gross unrealized gains and losses on securities available for sale are as follows:

December 31,	2002	2001
U.S. treasury securities:		
Amortized cost	$ 290	$ 159
Aggregate fair value	$ 296	$ 160
Gross unrealized gains	$ 6	$ 1
Gross unrealized losses		
U.S. government sponsored agencies and corporations:		
Amortized cost	701	748
Aggregate fair value	727	754
Gross unrealized gains	26	7
Gross unrealized losses		1
State and municipal obligations:		
Amortized cost	169	154
Aggregate fair value	178	158
Gross unrealized gains	9	4
Gross unrealized losses		
Collateralized mortgage obligations(1):		
Amortized cost	88	84
Aggregate fair value	87	84
Gross unrealized gains		
Gross unrealized losses	1	
Other securities:		
Amortized cost	33	43
Aggregate fair value	34	44
Gross unrealized gains	1	1
Gross unrealized losses		
Total securities available for sale:		
Amortized cost	$1,281	$1,188
Aggregate fair value	$1,322	$1,200
Gross unrealized gains	$ 42	$ 13
Gross unrealized losses	$ 1	$ 1

(1) Collateralized by either GNMA, FNMA or FHLC obligations.

The maturities of debt securities available for sale at December 31, 2002, and the related weighted-average yield on such debt securities are as follows:

	Within 1 Year	1–5 Years	5–10 Years	Total
U.S. treasury securities	$145	$ 145		$ 290
U.S. government sponsored agencies and corporations	8	690	$3	701
State and municipal obligations	20	149		169
Collateralized mortgage obligations[1]	12	76		88
Other debt securities	21	12		33
Total at amortized cost	206	1,072	3	1,281
Estimated fair value	208	1,111	3	1,322
Net unrealized gains	$ 2	$ 39		$ 41
Weighted-average yield[2]	3.62%	5.08%	7.13%	4.85%

(1) Collateralized mortgage obligations have been allocated over maturity groupings based on contractual maturities. Expected maturities may differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.

(2) Yields have been computed by dividing annualized interest revenue, on a taxable equivalent basis, by the amortized cost of the respective securities at December 31, 2002.

The Company's positions in SchwabFunds money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. Equity and other securities include the Company's inventories resulting from proprietary equity trading, market making, and its specialist operations. Fixed income securities consist primarily of municipal bonds and U.S. government and corporate obligations held to meet clients' trading activities. Equity and bond mutual funds include investments made by the Company relating to its deferred compensation plan and inventory maintained to facilitate certain SchwabFunds and third-party mutual fund clients' transactions.

Securities sold, but not yet purchased, of $26 million and $27 million at December 31, 2002 and 2001, respectively, consist primarily of mutual fund shares that are distributed to clients to satisfy their dividend reinvestment requests and subsequently purchased by the Company from the mutual funds, as well as equity and other securities. These securities are recorded at market value in accrued expenses and other liabilities.

7. Receivables from Brokerage Clients

Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $6.6 billion and $9.2 billion at December 31, 2002 and 2001, respectively. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated financial statements. Receivables from brokerage clients are stated net of allowance for doubtful accounts of $4 million and $5 million at December 31, 2002 and 2001, respectively.

8. Loans to Banking Clients and Related Allowance for Credit Losses

An analysis of the composition of the loan portfolio is as follows:

December 31,	2002	2001
Private banking:		
Residential real estate mortgages	$3,594	$3,085
Other	976	943
Total private banking loans	4,570	4,028
Loans to financial institutions for purchasing and carrying securities		32
All other	9	7
Total	$4,579	$4,067

Nonperforming assets consist of non-accrual loans of $1 million and $5 million at December 31, 2002 and 2001, respectively. The Company considers all non-accrual loans impaired. For 2002 and 2001, the impact of interest revenue which would have been earned on non-accrual loans versus interest revenue recognized on these loans was not material to the Company's results of operations.

The amount of loans accruing interest that were contractually 90 days or more past due was immaterial at both December 31, 2002 and 2001.

The allowance for credit losses on the loan portfolio was $24 million at December 31, 2002, $21 million at December 31, 2001 and $20 million at December 31, 2000. Total charge-offs and total recoveries were immaterial for each of 2002, 2001 and 2000.

Notes to Consolidated Financial Statements

Tabular amounts in millions, except per share and option price amounts.

9. Loan Securitization

During the second quarter of 2002, U.S. Trust securitized and sold $193 million of residential mortgage loans originated through its private banking business. This transaction was accounted for as a sale under the requirements of SFAS No. 140 — Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. U.S. Trust received $196 million in proceeds from the sale and, after payment of $2 million of transaction expenses, recognized a net gain of $1 million. The senior mortgage pass-through certificates that were created by the securitization process were sold to third parties. U.S. Trust retained all other securities created by the process, primarily comprised of subordinated securities with total par value of $5 million, and servicing rights. The gain on securitization of $1 million was determined based upon the previous carrying amount of the securitized loans, allocated between the loans sold and the retained securities based on their relative fair values at the date of sale. The fair values of retained securities were primarily determined based on quoted market prices, incorporating key economic assumptions as follows:

	At Securitization	December 31, 2002
Average discount rate	8.33%	10.84%
Average annual constant prepayment rate	16.00%	57.50%
Expected weighted-average life (in years)	8.0	4.3
Expected credit losses	0%	0%

Any credit losses on the securitized loans will be assigned to U.S. Trust, as holder of the subordinated securities, up to the $5 million par value. There were no delinquencies in the securitized mortgage loans at December 31, 2002, and there were no losses for 2002. U.S. Trust has not guaranteed the mortgage loans as this transaction was structured without recourse to U.S. Trust or the Company. The estimated fair value of the retained securities was $5 million at December 31, 2002 and was included in securities owned on the Company's consolidated balance sheet. A hypothetical change of 50 or 100 basis points in any of the above key assumptions would not have a material impact on the Company's financial condition at December 31, 2002. Cash flows received from the retained securities, including servicing fees, were immaterial in 2002.

10. Equipment, Office Facilities and Property

Equipment, office facilities and property are detailed below:

December 31,	2002	2001
Land	$ 24	$ 22
Buildings	265	264
Leasehold improvements	400	410
Furniture and equipment	233	247
Telecommunications equipment	172	184
Information technology equipment and software	938	875
Construction and software development in progress	82	72
Subtotal	2,114	2,074
Accumulated depreciation and amortization	(1,246)	(1,016)
Total	$ 868	$ 1,058

11. Deposits from Banking Clients

Deposits from banking clients consist of money market and other savings deposits, noninterest-bearing deposits and certificates of deposit. Deposits from banking clients are as follows:

December 31,	2002	2001
Interest-bearing deposits	$4,471	$4,046
Noninterest-bearing deposits	760	1,402
Total	$5,231	$5,448

During the years ended December 31, 2002 and 2001, the Company paid an average rate of 2.4% and 3.8%, respectively, on its interest-bearing deposits from banking clients.

12. Payables to Brokers, Dealers and Clearing Organizations

Payables to brokers, dealers and clearing organizations consist primarily of securities loaned of $1.4 billion and $628 million at December 31, 2002 and 2001, respectively. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

13. Payables to Brokerage Clients

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts. At December 31, 2002, Schwab was paying interest at .4% on $23.0 billion of cash balances in brokerage client accounts, which were included in payables to brokerage clients. At December 31, 2001, Schwab was paying interest at 1.1% on $23.1 billion of such cash balances.

14. Short-term Borrowings

CSC may borrow under its $1.0 billion committed, unsecured credit facility with a group of twenty-two banks which is scheduled to expire in June 2003. CSC plans to establish a similar facility to replace this one when it expires. The funds under this facility are available for general corporate purposes and CSC pays a commitment fee on the unused balance of this facility. The financial covenants in this facility require CSC to maintain a minimum level of tangible net worth, and Schwab and SCM to maintain specified levels of net capital, as defined. This facility was unused at December 31, 2002 and 2001.

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of eight banks totaling $770 million at December 31, 2002. CSC has access to $670 million of these credit lines. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab. There were no borrowings outstanding under these lines at December 31, 2002 and 2001.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured letter of credit agreements with nine banks in favor of the OCC aggregating $630 million at December 31, 2002. Schwab pays a fee to maintain these letters of credit. No funds were drawn under these letters of credit at December 31, 2002 and 2001.

Other short-term borrowings include Federal Home Loan Bank System borrowings, federal funds purchased, repurchase agreements, and other borrowed funds. At December 31, 2002 and 2001, these other short-term borrowings totaled $508 million and $578 million, respectively, with weighted-average interest rates ranging from 1.13% to 2.00% and 1.71% to 3.69%, respectively.

15. Long-term Debt

Long-term debt consists of the following:

December 31,	2002	2001
Senior Medium-Term Notes, Series A	$566	$679
8.414% Trust Preferred Capital Securities	50	50
Fair value adjustment(1)	26	
Other		1
Total	$642	$730

(1) Represents the fair value adjustment related to hedged Medium-Term Notes. See note "23 — Financial Instruments Subject to Off Balance Sheet Risk, Credit Risk or Market Risk."

The aggregate principal amount of Senior Medium-Term Notes, Series A (Medium-Term Notes) outstanding at December 31, 2002 had maturities ranging from 2003 to 2010. The aggregate principal amount of Medium-Term Notes outstanding at both December 31, 2002 and 2001 had fixed interest rates ranging from 6.04% to 8.05%. At December 31, 2002 and 2001, the Medium-Term Notes carried a weighted-average interest rate of 7.29% and 7.27%, respectively.

The Trust Preferred Capital Securities qualify as tier 1 capital under guidelines of the Board of Governors of the Federal Reserve System (Federal Reserve Board) and have no voting rights. Holders of the Trust Preferred Capital Securities are entitled to receive cumulative cash distributions semi-annually. The Company has the right to redeem the Trust Preferred Capital Securities prior to their stated maturity of February 1, 2027, on or after February 1, 2007, upon approval (if then required) of the Federal Reserve Board.

Annual maturities on long-term debt outstanding at December 31, 2002 are as follows:

2003	$100
2004	81
2005	56
2006	68
2007	38
Thereafter	273
Total maturities	616
Fair value adjustment	26
Total	$642

Notes to Consolidated Financial Statements

Tabular amounts in millions, except per share and option price amounts.

16. Taxes on Income

Income tax expense is as follows:

Year ended December 31,	2002	2001	2000
Current:			
Federal	$ 78	$ 201	$475
State	(1)	35	65
Total current	77	236	540
Deferred:			
Federal	(11)	(70)	(24)
State	15	(9)	(3)
Total deferred	4	(79)	(27)
Taxes on income	81	157	513
Current tax expense on extraordinary gain	(10)	(100)	
Taxes on income before extraordinary gain	$ 71	$ 57	$513

The above amounts do not include tax benefits from the exercise of stock options and the vesting of restricted stock awards, which for accounting purposes are credited directly to additional paid-in capital. Such tax benefits reduced income taxes paid by $4 million in 2002, $37 million in 2001, and $190 million in 2000. The above amounts also do not include a tax benefit of $140 million in 2000 from the conversion of unexercised USTC stock options into shares of CSC's common stock. Additionally, the above deferred amounts do not include tax expenses or benefits related to intangible assets recorded in connection with the acquisition of CyberTrader, and other comprehensive income (loss).

The temporary differences that created deferred tax assets and liabilities, included in other assets, and accrued expenses and other liabilities, are detailed below:

December 31,	2002	2001
Deferred tax assets:		
Reserves and allowances	$143	$128
Deferred compensation and employee benefits	95	152
Property and equipment leasing	28	14
Net loss on cash flow hedging instruments	25	23
Foreign investments	19	4
Trust and fiduciary activities	9	10
Other	6	(3)
Total deferred assets	325	328
Deferred tax liabilities:		
Capitalized internal-use software development costs	(65)	(70)
Net unrealized gains on securities available for sale	(16)	(5)
Depreciation and amortization	(7)	(5)
State and local taxes	(4)	(3)
Total deferred liabilities	(92)	(83)
Net deferred tax asset	$233	$245

The Company determined that no valuation allowance against deferred tax assets at December 31, 2002 and 2001 was necessary.

The effective income tax rate on income before extraordinary gain differs from the amount computed by applying the federal statutory income tax rate as follows:

Year ended December 31,	2002	2001	2000
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	1.5	1.6	3.4
Goodwill amortization		14.8	1.3
Variable life insurance	1.3	(6.5)	
Restructuring of international operations		(4.9)	
Merger-related costs			1.3
Non-deductible penalties		2.6	
Write-down of investment in Aitken Campbell	7.6		
Other charges	(3.1)	(.4)	.7
Effective income tax rate	42.3%	42.2%	41.7%

The effective income tax rate including the extraordinary gain was 42.6% in 2002 and 44.1% in 2001.

17. Employee Incentive and Deferred Compensation Plans

Stock Option Plans

The Company's stock incentive plans provide for granting options to employees, officers and directors. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within ten years from the date of grant. Options generally vest over a four-year period from the date of grant.

The Company granted to all non-officer employees 11 million, 26 million and 11 million options in 2002, 2001 and 2000, respectively.

A summary of option activity follows:

	2002		2001		2000	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	153	$16.20	97	$16.46	90	$10.31
Granted[1]	26	$11.32	68	$15.43	29	$26.27
Exercised	(6)	$ 6.59	(6)	$ 4.73	(20)	$ 2.74
Canceled[2]	(17)	$19.39	(6)	$24.10	(2)	$20.15
Outstanding at end of year	156	$15.38	153	$16.20	97	$16.46
Exercisable at end of year	77	$12.93	54	$11.31	38	$ 7.02
Available for future grant at end of year	41		50		22	
Weighted-average fair value of options granted during the year[1, 3]		$ 5.35		$ 7.26		$15.44

(1) In 2000, 3 million options were granted and exchanged for outstanding options of CyberTrader. The exercise prices for individual options granted retained the excess of the market value over the exercise price on each CyberTrader option canceled. The weighted-average exercise price of these options is $1.04 and the weighted-average fair value is $28.27. The remaining 26 million options were granted with an exercise price equal to the fair market value of the Company's common stock on the date of grant. The weighted-average exercise price of these options is $29.23 and the weighted-average fair value is $13.93.

(2) In 2002, 5 million options were voluntarily rescinded by the Co-Chief Executive Officers of the Company. The weighted-average exercise price of these options is $17.04 and the weighted-average fair value is $8.03.

(3) The fair value of options granted is estimated as of the grant date using the Black-Scholes option pricing model. See discussion in note "2 — Significant Accounting Policies."

Options outstanding and exercisable are as follows:

December 31, 2002

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$ 1.00 to $ 7.00	19	2.9	$ 3.91	19	$ 3.91
$ 7.01 to $10.00	26	6.2	$ 8.74	19	$ 8.38
$10.01 to $15.00	36	8.5	$11.97	11	$12.00
$15.01 to $19.00	29	8.3	$15.41	10	$15.30
$19.01 to $26.00	20	7.0	$22.06	10	$22.27
$26.01 to $40.00	26	7.2	$29.64	8	$29.82
$ 1.00 to $40.00	156	7.0	$15.38	77	$12.93

Restricted Stock Plans

The Company's stock incentive plans provide for granting restricted stock awards to employees and officers. Restricted stock awards are restricted from sale and generally vest over a four-year period, but some vest based upon the Company achieving certain financial or other measures.

Restricted stock information is as follows:

	2002	2001	2000
Restricted stock awards	2		1
Average market price of awarded shares	$10.44	$18.15	$27.73
Restricted shares outstanding (at year end)	4	5	8
Restricted stock expense and amortization	$ 22	$ 27	$ 32

Other Deferred Compensation Plans

The Company sponsors deferred compensation plans for both officers and non-employee directors. The Company's deferred compensation plan for officers permits participants to defer the payment of certain cash compensation. The deferred compensation liability was $184 million and $199 million at December 31, 2002 and 2001, respectively. The Company's deferred compensation plan for non-employee directors permits participants to defer receipt of all or a portion of their directors' fees and to receive either a grant of stock options, or upon ceasing to serve as a director, the number of shares of CSC's common stock that would have resulted from investing the deferred fee amount into CSC's common stock.

Notes to Consolidated Financial Statements

Tabular amounts in millions, except per share and option price amounts.

18. Retirement and Other Employee Benefit Plans

The Company's retirement and other employee benefit plans consist of CSC's and U.S. Trust's plans that were in effect prior to the merger with USTC. The following summarizes such plans.

Retirement Plans

Eligible employees of the Company who have met certain service requirements may participate in the Company's qualified retirement plan, the SchwabPlan 401(k) Retirement Savings and Investment Plan (SchwabPlan). The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company. Total company contribution expense was $47 million in 2002, $49 million in 2001 and $78 million in 2000.

In 2000, the final payment on the Company's note receivable from the employee stock ownership plan (ESOP) was received and all remaining shares were allocated to eligible participants. The fair value of shares released for allocation to employees through the ESOP was recognized by the Company as compensation and benefits expense — $31 million in 2000. At December 31, 2000, the ESOP held a total of 42 million shares of common stock. In 2001, substantially all shares held in the Company's ESOP were converted into units and transferred to the Schwab Equity Unit Fund in the SchwabPlan.

U.S. Trust sponsors a 401(k) Plan and ESOP covering all U.S. Trust employees who have met the specified service requirement. U.S. Trust matches certain employees' U.S. Trust 401(k) plan contributions in the form of common stock. Total contribution expense under the U.S. Trust 401(k) Plan was $9 million in 2002, $7 million in 2001 and $4 million in 2000. At December 31, 2002 and 2001, the U.S. Trust ESOP held a total of 6 million and 7 million shares of common stock, respectively.

Pension and Other Postretirement Benefits

U.S. Trust provides a trusteed, noncontributory, qualified defined benefit pension plan to substantially all U.S. Trust employees. Benefits are based upon years of service, average compensation over the final years of service, and the social security covered compensation. U.S. Trust uses the projected unit credit cost method to compute the vested benefit obligation, where the vested benefit obligation is the actuarial present value of the vested benefits to which the employee is entitled based on the employee's expected date of separation or retirement.

In addition, U.S. Trust provides certain health care and life insurance benefits which are unfunded for all employees, certain qualifying retired employees and their dependents. Postretirement medical and life insurance benefits are accrued during the years that the employee renders service to reflect the expected cost of providing health care and life insurance and other benefits to an employee upon retirement.

The following table summarizes the components of retirement and postretirement benefit expenses (credits), the funded status of U.S. Trust's qualified retirement plan, changes in the benefit obligations related to these plans and the major assumptions used to determine these amounts.

The assumed rate of future increases in per capita cost of health care benefits (the health care cost trend rate) is 12.0% in 2002, decreasing gradually to 5.5% in the year 2010. A one percentage point change in the assumed health care cost trend rates would not have a material effect on the postretirement benefit obligation.

	2002			2001			2000		
	Pension Plan	Health & Life	Total	Pension Plan	Health & Life	Total	Pension Plan	Health & Life	Total
Components of expense (credit):									
Service cost and expenses	$ 13		$ 13	$ 9		$ 9	$ 8		$ 8
Interest cost	18	$ 1	19	17	$ 1	18	16	$ 1	17
Actual (gain) loss on plan assets	19		19	78		78	(9)		(9)
Other net amortizations and deferrals	(50)		(50)	(116)		(116)	(25)		(25)
Net expense (credit)(1)		$ 1	$ 1	$ (12)	$ 1	$ (11)	$ (10)	$ 1	$ (9)
Change in plan assets:									
Fair value of plan assets at beginning of year	$281			$ 369			$ 367		
Actual gain (loss) on plan assets	(19)			(78)			9		
Employer contribution		$ 1			$ 1			$ 1	
Benefits and expenses paid	(10)	(1)		(10)	(1)		(7)	(1)	
Fair value of plan assets at end of year	$252			$ 281			$ 369		
Change in benefit obligation:									
Benefit obligation at beginning of year	$248	$ 20		$ 211	$ 20		$ 200	$ 19	
Service cost	13			9			8		
Interest cost	18	2		17	1		16	2	
Actuarial (gain) loss	13	1		16			(6)		
Benefits paid	(10)	(2)		(9)	(1)		(7)	(1)	
Amendments	(1)			4					
Pension benefit obligation at end of year (PBO)	$281	$ 21		$ 248	$ 20		$ 211	$ 20	
Prepaid (accrued) cost:									
Excess of plan assets over benefit obligation	$ (29)	$(21)		$ 34	$(20)		$ 158	$(20)	
Unrecognized cumulative net (gains) losses	74			10	(1)		(120)	(1)	
Unrecognized prior service cost	4	(1)		5	(1)		1	(1)	
Unrecognized net asset at date of initial application							(2)		
Prepaid (accrued) cost	$ 49	$(22)		$ 49	$(22)		$ 37	$(22)	
Discount rate used for PBO	6.75%	6.75%		7.50%	7.50%		8.00%	8.00%	
Rate of increase in salary(2)	5.30%	5.30%		6.10%	6.10%		6.10%	6.10%	
Health care cost trend rate	N/A	12.00%		N/A	13.00%		N/A	8.00%	
Expected rate of return on plan assets	9.00%	N/A		9.00%	N/A		9.00%	N/A	

(1) The pension credit and postretirement benefit expense are determined using the assumptions as of the beginning of the year. The benefit obligations and the funded status are determined using the assumptions as of the measurement date.

(2) In 2002, the rate of increase in compensation is based on an age-related table with assumed rates of increase in compensation ranging from 8.0% to 3.0%. The amount shown is the average assumed rate of increase for the given plan year.

N/A Not applicable.

Notes to Consolidated Financial Statements

Tabular amounts in millions, except per share and option price amounts.

19. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) represents cumulative gains and losses that are not reflected in earnings. The components of accumulated other comprehensive income (loss) are as follows:

	2002	2001	2000
Net loss on cash flow hedging instruments, net of tax:			
Beginning balance	$(31)		
Cumulative effect of accounting change for adoption of SFAS No. 133		$(12)	
Change during the year	(6)	(19)	
Ending balance	$(37)	$(31)	
Foreign currency translation adjustment:			
Beginning balance	$(13)	$(11)	$ 5
Change during the year	8	(2)	(16)
Ending balance	$ (5)	$(13)	$(11)
Net unrealized gain (loss) on securities available for sale, net of tax:			
Beginning balance	$ 7	$ (3)	$(13)
Net unrealized gain arising during the year	18	5	10
Reclassification adjustment for realized (gain) loss included in net income	(1)	5	
Ending balance	$ 24	$ 7	$ (3)
Total accumulated other comprehensive income (loss), net of tax:			
Beginning balance	$(37)	$(14)	$ (8)
Change during the year	19	(23)	(6)
Ending balance	$(18)	$(37)	$(14)

20. Earnings Per Share

EPS excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential reduction in EPS that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. EPS under the basic and diluted computations are as follows:

Year ended December 31,	2002	2001	2000
Net income	$109	$199	$718
Weighted-average common shares outstanding — basic	1,358	1,373	1,360
Common stock equivalent shares related to stock incentive plans	17	26	44
Weighted-average common shares outstanding — diluted	1,375	1,399	1,404
Basic EPS:			
Income before extraordinary gain	$.07	$.06	$.53
Extraordinary gain, net of tax	$.01	$.08	
Net income	$.08	$.14	$.53
Diluted EPS:			
Income before extraordinary gain	$.07	$.06	$.51
Extraordinary gain, net of tax	$.01	$.08	
Net income	$.08	$.14	$.51

The computation of diluted EPS for the years ended December 31, 2002, 2001 and 2000, respectively, excludes outstanding stock options to purchase 111 million, 83 million and 13 million shares, respectively, because the exercise prices for those options were greater than the average market price of the common shares, and therefore the effect would be antidilutive.

21. Regulatory Requirements

CSC is a financial holding company, which is a type of bank holding company subject to supervision and regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the Act).

The Gramm-Leach-Bliley Act (the GLB Act), permits financial holding companies to engage in activities that are financial in nature, including banking, securities brokerage, underwriting, dealing in or making a market in securities, investment management services and insurance activities. The Federal Reserve Board may impose limitations, restrictions, or prohibitions on the activities or acquisitions of a financial holding company if the Federal Reserve Board believes that the company does not have the appropriate financial and managerial resources to commence or conduct an activity, make an acquisition, or retain ownership of a company. The Federal Reserve Board may also take actions as appropriate to enforce applicable federal law.

Federal Reserve Board policy provides that a bank holding company generally should not pay cash dividends unless its net income is sufficient to fully fund the dividends and the company's prospective retained earnings appear to be sufficient to meet the capital needs, asset quality and overall financial condition of the holding company and its depository institution subsidiaries.

CSC's primary depository institution subsidiary is U.S. Trust NY. The operations and financial condition of CSC's depository institution subsidiaries are subject to regulation and supervision and to various requirements and restrictions under federal and state law, including requirements governing: transactions with CSC and its non-depository institution subsidiaries, loans and other extensions of credit, investments or asset purchases, or otherwise financing or supplying funds to CSC; dividends; investments; and aspects of CSC's operations. The federal banking agencies have broad powers to enforce these regulations, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. CSC, U.S. Trust and their U.S.-based insured depository institution subsidiaries must meet regulatory capital guidelines adopted by the federal banking agencies. Under the Federal Deposit Insurance Act, the banking regulatory agencies are permitted or, in certain cases, required to take certain substantial restrictive actions with respect to institutions falling within one of the lowest three of five capital categories.

Under the Act, the Federal Reserve Board has established consolidated capital requirements for bank holding companies. CSC is subject to those guidelines. The GLB Act prohibits the Federal Reserve Board from imposing capital requirements on functionally regulated non-depository institution subsidiaries of a financial holding company, such as broker-dealers and investment advisors.

The Company's, U.S. Trust's, and U.S. Trust NY's regulatory capital and ratios are as follows:

	2002		2001	
December 31,	Amount	Ratio(1)	Amount	Ratio(1)
Tier 1 Capital:				
Company	$3,477	22.5%	$3,606	19.8%
U.S. Trust	$ 600	16.5%	$ 564	16.0%
U.S. Trust NY	$ 360	12.1%	$ 354	12.3%
Total Capital:				
Company	$3,505	22.7%	$3,632	19.9%
U.S. Trust	$ 624	17.1%	$ 585	16.6%
U.S. Trust NY	$ 380	12.8%	$ 372	12.9%
Leverage:				
Company	$3,477	9.2%	$3,606	9.7%
U.S. Trust	$ 600	9.2%	$ 564	8.9%
U.S. Trust NY	$ 360	6.8%	$ 354	6.8%

(1) Minimum tier 1 capital, total capital, and tier 1 leverage ratios are 4%, 8%, and 3%-5%, respectively, for bank holding companies and banks. Well-capitalized tier 1 capital, total capital, and tier 1 leverage ratios are 6%, 10%, and 5%, respectively. Each of CSC's other depository institution subsidiaries exceed the well-capitalized standards set forth by the banking regulatory authorities.

Based on their respective regulatory capital ratios at December 31, 2002 and 2001, the Company, U.S. Trust, and U.S. Trust NY are considered well capitalized (the highest category). There are no conditions or events that management believes have changed the Company's, U.S. Trust's, or U.S. Trust NY's well-capitalized status.

To remain a financial holding company, each of CSC's depository institution subsidiaries must be well capitalized and well managed. In addition, each of CSC's insured depository institution subsidiaries must be rated "satisfactory" or better on the institutions' records of meeting the credit needs of their communities under the Community Reinvestment Act of 1977 in order for CSC to engage in new financial activities or, with certain limited exceptions, acquire a company engaged in financial activities.

CSC's depository institution subsidiaries are required, under federal regulations, to maintain reserve balances at the Federal Reserve Bank based on deposit levels. These amounts are included in cash and investments segregated and on deposit for federal or other regulatory purposes. The average balances were $49 million in 2002 and $62 million in 2001.

Notes to Consolidated Financial Statements

Tabular amounts in millions, except per share and option price amounts.

On July 11, 2001 USTC and U.S. Trust NY (collectively, USTC/USTNY) entered into a cease and desist order (the order) with the Federal Reserve Board and the Superintendent of Banks of the State of New York (State). Under the order, USTC/USTNY neither admitted nor denied that it had violated any law, but was required to pay a $5 million penalty to the Federal Reserve Board and a $5 million penalty to the State for alleged violations of various reporting and recordkeeping requirements. There was no allegation that client assets were exposed to any risk of loss, nor that there was any evidence of misappropriation or misuse of client funds on the part of any USTC/USTNY employee. In addition, the order required USTC/USTNY to take a number of steps to review and improve its risk management processes and systems with respect to the Bank Secrecy Act and banking and securities laws and to provide regular reports to regulators concerning the progress of such measures.

USTC/USTNY reached an agreement with the regulators on a plan to improve risk management processes and systems in response to the order. Although the order remains in effect, the Company believes the measures USTC/USTNY have taken, and have committed to take in the future, will be sufficient to address substantially all of the issues identified in the order in a timely manner.

Schwab and SCM are subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the Rule). Schwab and SCM compute net capital under the alternative method permitted by this Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by the broker-dealer. The minimum dollar requirement for both Schwab and SCM is $1 million. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2002, Schwab's net capital was $1.2 billion (18% of aggregate debit balances), which was $1.1 billion in excess of its minimum required net capital and $869 million in excess of 5% of aggregate debit balances. At December 31, 2002, SCM's net capital was $99 million, which was $98 million in excess of its minimum required net capital.

Schwab, SCM and CSE had portions of their cash and investments segregated for the exclusive benefit of clients at December 31, 2002, in accordance with applicable regulations.

22. Commitments and Contingent Liabilities

Operating leases and other commitments: The Company has noncancelable operating leases for office space and equipment. Future minimum rental commitments, including guaranteed residual values (discussed below under Guarantees) and which are net of sublease commitments, under these leases at December 31, 2002 are as follows:

2003	$ 257
2004	244
2005	393
2006	161
2007	169
Thereafter	786
Total	$2,010

Certain leases contain provisions for renewal options, purchase options and rent escalations based on increases in certain costs incurred by the lessor. Rent expense was $338 million in 2002, $365 million in 2001 and $298 million in 2000. At December 31, 2002, the Company had other commitments totaling $6 million, which include committed capital contributions to venture capital funds.

Guarantees: During 2001, the Company began occupying and making lease payments on a newly renovated office building in San Francisco, California. The lease for the building was arranged by working with a bank to create an unconsolidated special purpose trust (Trust). The Trust, through an agent, raised the $245 million needed to acquire and renovate the building by issuing long-term debt ($235 million) and raising equity capital ($10 million). The Company's lease payments to the Trust vary with fluctuations in interest rates and are structured to cover the interest on the debt obligations and a specified return on the equity (defined in the Trust Agreement as 1.75% above the one-month LIBOR rate). This financing arrangement is known as a synthetic lease. Upon the expiration of the lease in June 2005, the Company may renew the lease for an additional five years subject to certain approvals and conditions, or arrange a sale of the office building to a third party. The Company also has an option to purchase the office building for $245 million at any time after June 18, 2003. The Company has provided the Trust with a residual value guarantee, which means that if the building is sold to a third party, the Company is responsible for making up any shortfall between the actual sales price and the $245 million funded by the Trust, up to a maximum of $202 million. Faced with continued declines in the San Francisco, California commercial real estate market, the Company obtained appraisals in the first and fourth quarters of 2002 in order to estimate its obligations under the residual value guarantee. On the basis of these appraisals, the Company determined that it was probable that the fair value of the property at the end of the lease term would be less than the residual value guarantee by approximately $98 million. This shortfall is being amortized as additional rent expense on a straight-line basis over the initial lease term which ends in June 2005. Effective in the first quarter of 2003, the Company plans to cease amortizing the shortfall upon adoption of FIN No. 46 — Consolidation of Variable Interest Entities. See note "2 — Significant Accounting Policies" regarding FIN No. 46.

The Company has also provided residual value guarantees in connection with the operating leases it used to finance two corporate aircraft and a fractional interest in a third airplane. At December 31, 2002, the maximum amounts of residual value guarantees under these leases totaled $14 million expiring in 2004 and $20 million expiring in 2007. The Company believes that proceeds from the sale of these airplanes would be sufficient to cover the residual value guarantees and therefore no liability for these guarantees has been recognized.

The Company provides certain indemnifications (i.e., protection against damage or loss) to counterparties in connection with the disposition of certain of its assets. Such indemnifications typically relate to title to the assets transferred, ownership of intellectual property rights (e.g., patents), accuracy of financial statements, compliance with laws and regulations, failure to pay, satisfy or discharge any liability, or to defend claims, as well as errors, omissions, and misrepresentations. These indemnification agreements have various expiration dates and the Company's liability under these agreements is generally limited to certain maximum amounts. The Company, however, remains subject to certain uncapped potential liabilities, for example regarding the transfer of trust assets and related obligations in connection with the sale of its Corporate Trust business to Bank of NY. Other than the possible uncapped obligations, at December 31, 2002, the Company's maximum potential liability under these indemnification agreements is limited to approximately $215 million. The Company does not believe that any material loss related to such indemnifications, including the uncapped indemnification obligations, is likely and therefore no liability for these indemnifications has been recognized.

Standby letters of credit (LOCs) are conditional commitments issued by U.S. Trust to guarantee the performance of a client to a third party. For example, LOCs can be used to guarantee performance under lease and other agreements by professional business corporations and for other purposes. The credit risk involved in issuing LOCs is essentially the same as that involved in extending loans. LOCs are generally partially or fully collateralized by cash, marketable equity securities, marketable debt securities (including corporate and U.S. Treasury debt securities), and other assets. At December 31, 2002, U.S. Trust had LOCs outstanding totaling $71 million which are short-term in nature and generally expire within one year. At December 31, 2002, no liability for these LOCs has been recognized.

The Company has clients that sell (i.e., write) listed option contracts that are cleared by various clearing houses. The clearing houses establish margin requirements on these transactions. The Company satisfies the margin requirements by arranging LOCs, in favor of the clearing houses, that are guaranteed by multiple banks. At December 31, 2002, the outstanding value of these LOCs totaled $639 million. No funds were drawn under these LOCs at December 31, 2002.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

Legal contingencies: In March 2000, three purported class action complaints were filed against U.S. Trust Company, N.A. (USTC, N.A.) in the U.S. District Court in Louisiana. All three suits are brought on behalf of participants in an employee stock ownership plan (UC ESOP) sponsored by United Companies Financial Corporation (United Companies), which is currently in bankruptcy proceedings in Delaware. Plaintiffs allege that USTC, N.A., as directed trustee of UC ESOP, breached its fiduciary duties under the Employee Retirement Income Security Act of 1974 by failing to diversify the assets of UC ESOP. Damages were not specified. In November 2000, the plaintiffs filed a consolidated complaint for all three purported class actions, which USTC, N.A. answered, denying all liability. In December 2001, plaintiffs and USTC, N.A. reached a tentative settlement. Under the terms of this settlement, plaintiffs would release USTC, N.A. of all liability. Other than an insignificant deductible, the settlement payment would be paid from insurance coverage. The settlement was presented to the court for its approval in December 2002.

In 2001, three purported class action complaints and a number of related individual cases were filed against U.S. Trust NY and other defendants. In some of these cases, USTC, N.A. was also named as a defendant. The plaintiffs in

Tabular amounts in millions, except per share and option price amounts.

all of these cases are former personal injury plaintiffs (Payees) who are entitled to future payments under "structured settlement" agreements. The settlement payments are obligations of Stanwich Financial Services Corp. (Stanwich), as Trustor of certain Trusts, and Stanwich has defaulted on certain of those obligations. USTC, N.A. served as Trustee of the Trusts from approximately December of 1992 to March of 1994, and U.S. Trust NY served as Trustee from approximately September 1998 until its recent resignation. At some time during the period from March of 1994 to September of 1998, while an unrelated trust company was the Trustee of the Trusts, the U.S. Treasury securities held by the trusts were pledged as collateral for a loan or loans and then lost through foreclosure. The class actions and all but two of the individual cases have been filed in California, and have been consolidated. The other two individual cases have been filed in Montana. In the complaints now applicable to the cases, the plaintiffs allege that, as Trustee during their respective tenures, U.S. Trust NY and USTC, N.A. owed certain duties to the Payees, and breached those duties in various ways. The plaintiffs in these cases seek unspecified compensatory damages, punitive damages and other relief. U.S. Trust NY and USTC, N.A. have reached a tentative settlement with the plaintiffs. Under the terms of this settlement, plaintiffs would release U.S. Trust NY and USTC, N.A. of all liability. Other than an insignificant deductible, the settlement payment would be paid from insurance coverage. The settlement is expected to be presented to the court for its approval after notice to members of the class.

On October 24, 2001, partnership and individual plaintiffs filed a complaint in the United States District Court in California (Betker Action) against U.S. Trust Company of Texas, N.A. (US Trust Texas) and other defendants, including USTC, in which the plaintiffs seek to hold the defendants liable for losses that the plaintiffs sustained in connection with the defaults of certain bond offerings (Heritage Bond Offerings). On November 26, 2001, the receiver for certain bond funds (Heartland Funds), filed a complaint in the U.S. District Court of Illinois (Heartland Action) against US Trust Texas, seeking to hold it liable for losses allegedly sustained by the Heartland Funds in connection with the Heritage Bond Offerings. On November 30, 2001, a plaintiff filed a purported class action complaint in California state court (Kivenson Class Action), against US Trust Texas, and other defendants, including USTC. The Kivenson Class Action seeks to hold defendants liable for losses allegedly sustained by the putative class in connection with the Heritage Bond Offerings.

US Trust Texas was indenture trustee under various Indentures executed in connection with the Heritage Bond Offerings. Although USTC sold its corporate trust business in 2001, under the sale agreement, USTC retains responsibility for certain litigation, including these cases. In the complaints, the plaintiffs allege that, as indenture trustee, US Trust Texas breached certain duties owed to the plaintiffs. The plaintiffs in the Betker Action and the Kivenson Class Action seek unspecified compensatory damages, punitive damages and other relief. The representative plaintiff in the Heartland Action seeks compensatory damages in excess of $4.8 million, punitive damages and other relief. US Trust Texas and USTC have not yet answered any of these complaints. They intend to defend all of these cases vigorously.

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of the matters described above and the various other lawsuits, arbitration proceedings, and claims pending against the Company cannot be determined at this time, and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of these existing claims and proceedings will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

23. Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk or Market Risk

Securities lending: Through Schwab and SCM, the Company loans client securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned, and by requiring additional cash as collateral when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for Schwab to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending: Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts. These clients have agreed to allow Schwab to pledge those securities in accordance with federal regulations. Schwab was allowed, under such regulations, to pledge securities with a market value of $9.4 billion and $13.1 billion at December 31, 2002 and 2001, respectively. The market value of Schwab's client securities pledged to fulfill the short sales of its clients was $824 million and $894 million at December 31, 2002 and 2001, respectively, and the market value of Schwab's client securities pledged in securities lending transactions to other broker-dealers was $1.3 billion and $554 million at December 31, 2002 and 2001, respectively. The market value of Schwab's client securities pledged to fulfill Schwab's and SCM's proprietary short sales was $12 million and $15 million at December 31, 2002 and 2001, respectively. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales of its clients. The market value of these borrowed securities was $57 million and $247 million at December 31, 2002 and 2001, respectively. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. The market value of these pledged securities was $3 million and $1 million at December 31, 2002 and 2001, respectively.

In the normal course of its margin lending activities, Schwab may be liable for the margin requirement of client margin securities transactions. As clients write options or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, the Company monitors required margin levels and clients are required to deposit additional collateral, or reduce positions, when necessary.

Financial instruments held for trading purposes: In its capacity as market maker, SCM maintains inventories in Nasdaq and other securities on both a long and short basis. While long inventory positions represent SCM's ownership of securities, short inventory positions represent SCM's obligations to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to SCM as market values of securities fluctuate. Also, the Company maintains inventories on both a long and short basis in exchange-listed securities relating to its specialist operations and proprietary equity trading operations. The Company also maintains inventories in securities on a long basis relating to its fixed income operations. The Company could incur losses or gains as a result of changes in the market value of these securities. To mitigate the risk of losses, long and short positions are marked to market and are monitored by management to assure compliance with limits established by the Company. Additionally, the Company may enter into exchange-traded futures and options contracts to mitigate market risk on these inventories. The notional amounts and fair values of these futures and options contracts are shown in the following table:

December 31,	2002	2001
Exchange-traded Contracts:		
Net Short Futures(1):		
Notional Amount	$61	$125
Fair Value	$63	$125
Long Put Options:		
Notional Amount	$ 4	$ 23
Fair Value(2)		

(1) Notional amount represents original contract price of the futures. Fair value represents the index price. The difference between the notional and fair value amounts are settled daily in accordance with futures market requirements.
(2) Amount was less than $1 million at both December 31, 2002 and 2001.

Securities financing: Schwab and U.S. Trust enter into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty to the transaction does not purchase the securities held as collateral for the cash advanced and the market value of these securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a market value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2002 and 2001, the market value of collateral received in connection with resale agreements that is available to be repledged or sold was $16.5 billion and $15.3 billion, respectively.

At December 31, 2002 and 2001, financial instruments in the amount of $674 million and $809 million, respectively, were pledged to secure public deposits, to qualify for fiduciary powers and for other purposes or as collateral for borrowings. Included in the above amounts at December 31, 2002 and 2001, the fair value of collateral pledged under repurchase agreements that is available to be repledged or sold by the counterparties is $334 million and $184 million, respectively.

Notes to Consolidated Financial Statements

Tabular amounts in millions, except per share and option price amounts.

Concentration risk: The Company's most significant concentration of risk is its exposure to securities issued by the U.S. Government and its agencies (U.S. Government). The Company's direct market risk exposure, primarily from investments in securities available for sale, amounted to $1.2 billion at December 31, 2002. The Company maintains indirect exposure to U.S. Government securities held as collateral to secure its resale agreements. The Company's primary credit exposure on these resale transactions is with its counterparty. The Company would have exposure to the U.S. Government securities only in the event of the counterparty's default on the resale agreements. Securities issued by the U.S. Government held as collateral for resale agreements at December 31, 2002 totaled $16.5 billion.

Commitments to extend credit and LOCs: In the normal course of business, U.S. Trust enters into various transactions involving off-balance sheet financial instruments to meet the needs of its clients and to reduce its own exposure to interest rate risk. The credit risk associated with these instruments varies depending on the creditworthiness of the client and the value of any collateral held. Collateral requirements vary by type of instrument. The contractual amounts of these instruments represent the amounts at risk should the contract be fully drawn upon, the client default, and the value of any existing collateral become worthless.

Credit-related financial instruments include firm commitments to extend credit (firm commitments) and LOCs. Firm commitments are legally binding agreements to lend to a client that generally have fixed expiration dates or other termination clauses, may require payment of a fee and are not secured by collateral until funds are advanced. Collateral held includes marketable securities, real estate mortgages or other assets. The majority of U.S. Trust's firm commitments are related to mortgage lending to private banking clients. Firm commitments totaled $622 million and $586 million at December 31, 2002 and 2001, respectively. LOCs outstanding at December 31, 2002 and 2001 amounted to $71 million and $77 million, respectively.

Interest rate swaps: As part of its consolidated asset and liability management process, the Company utilizes Swaps to manage interest rate risk. The market values of Swaps can vary depending on movements in interest rates. The amounts at risk upon default are generally limited to the unrealized market value gains of the Swaps, if any. The risk of default depends on the creditworthiness of the counterparty. The Company evaluates the creditworthiness of its counterparties as part of its normal credit review procedures.

U.S. Trust uses Swaps to hedge the interest rate risk associated with its variable rate deposits from banking clients. The Swaps are structured for U.S. Trust to receive a variable rate of interest and pay a fixed rate of interest. At December 31, 2002, these Swaps had a weighted-average variable interest rate of 1.57%, a weighted-average fixed interest rate of 6.38%, a weighted-average maturity of 1.8 years, and an aggregate notional principal amount of $790 million. At December 31, 2001, the notional principal amount of such Swaps totaled $905 million, and they carried a weighted-average variable interest rate of 2.15%, a weighted-average fixed interest rate of 6.37%, and a weighted-average maturity of 2.6 years. These Swaps have been designated as cash flow hedges under SFAS No. 133 and are recorded on the consolidated balance sheet, with changes in their fair values primarily recorded in other comprehensive income (loss), a component of stockholders' equity. At December 31, 2002 and 2001, U.S. Trust recorded a derivative liability of $64 million and $54 million, respectively, for these Swaps. Based on current interest rate assumptions and assuming no additional Swap agreements are entered into, U.S. Trust expects to reclassify approximately $35 million, or $21 million after tax, from other comprehensive loss to interest expense over the next twelve months.

During 2002, CSC entered into Swaps with an aggregate notional principal amount of $293 million that effectively convert the interest rate characteristics of a like amount of its Medium-Term Notes from fixed to variable. These Swaps are structured for CSC to receive a fixed rate of interest and pay a variable rate of interest based on the three-month LIBOR rate. At December 31, 2002, the net effect of the Swaps converted the Medium-Term Notes from a weighted-average fixed interest rate of 7.57% to a weighted-average variable interest rate of 3.87%. The variable interest rates reset every three months. At December 31, 2002, these Swaps had a weighted-average maturity of 6.3 years. These Swaps have been designated as fair value hedges under SFAS No. 133, and are recorded on the consolidated balance sheet. Changes in fair value of the Swaps are completely offset by changes in fair value of the hedged Medium-Term Notes. Therefore, there is no effect on net income. At December 31, 2002, CSC recorded a derivative asset of $26 million for these Swaps. Concurrently, the carrying value of the Medium-Term Notes was increased by $26 million.

24. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at estimated fair value or amounts that approximate fair value. The carrying amounts (as recorded on the consolidated balance sheet) and estimated fair values of the Company's financial instruments are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and cash equivalents	$ 3,114	$ 3,114	$ 4,407	$ 4,407
Cash and investments segregated	21,005	21,005	17,741	17,741
Securities owned	1,716	1,716	1,700	1,700
Receivables from brokers, dealers and clearing organizations	222	222	446	446
Receivables from brokerage clients — net	6,845	6,845	9,620	9,620
Loans to banking clients — net	4,555	4,651	4,046	4,048
Swaps	26	26		
Total	$37,483	$37,579	$37,960	$37,962
Financial Liabilities:				
Deposits from banking clients	$ 5,231	$ 5,231	$ 5,448	$ 5,448
Drafts payable	134	134	396	396
Payables to brokers, dealers and clearing organizations	1,476	1,476	833	833
Payables to brokerage clients	26,401	26,401	26,989	26,989
Accrued expenses and other liabilities, excluding interest rate swap agreements	1,238	1,238	1,273	1,273
Swaps	64	64	54	54
Short-term borrowings	508	508	578	578
Long-term debt	642	674	730	765
Total	$35,694	$35,726	$36,301	$36,336

Cash and cash equivalents, cash and investments segregated, receivables, deposits from banking clients, payables, accrued expenses and other liabilities, and short-term borrowings are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

Securities owned are recorded at estimated fair value. Such fair values are estimated using quoted market prices, where available, or third-party pricing services.

Loans to banking clients: The fair value of the Company's loans are estimated using discounted contractual cash flows adjusted for current prepayment estimates. The discount rates used are based on the interest rates charged to current clients for comparable loans.

Swaps: The fair value of the Company's Swaps are estimated by obtaining quotes from dealers and third-party pricing services.

Long-term debt: A portion of the Company's long-term debt has been adjusted for changes in the fair value of Swaps. See note "23 — Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk or Market Risk." The fair value of the Company's long-term debt is estimated using third-party pricing services and discounted cash flow analyses utilizing discount rates currently available for similar instruments.

Off-balance sheet financial instruments: In the normal course of business, the Company is a party to certain off-balance-sheet financial instruments, primarily consisting of firm commitments and LOCs, which represent obligations of the Company. As of December 31, 2002, the majority of these commitments mature within one year. The fair value of firm commitments and LOCs are estimated based on fees charged to enter into similar agreements, considering the creditworthiness of the counterparties. The Company has reviewed the unfunded portion of its firm commitments as well as its LOCs and determined that the fair values of these instruments were immaterial at December 31, 2002 and 2001.

25. Segment Information

Segments are defined as components of a company in which separate financial information is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company structures its segments according to its various types of clients and the services provided to those clients. These segments have been aggregated, based on similarities in economic characteristics, types of clients, services

Notes to Consolidated Financial Statements

Tabular amounts in millions, except per share and option price amounts.

provided, distribution channels, and regulatory environment, into four reportable segments — Individual Investor, Institutional Investor, Capital Markets, and U.S. Trust. The Individual Investor segment includes Schwab's domestic and international retail operations. The Institutional Investor segment provides custodial, trading, and support services to independent investment advisors, serves company 401(k) plan sponsors and third-party administrators, and supports company stock option plans. (The Company's mutual fund services are considered a product and not a segment. Mutual fund service fees are included in the Individual Investor, Institutional Investor, and U.S. Trust segments.) The Capital Markets segment provides trade execution services in Nasdaq, exchange-listed, and other securities primarily to broker-dealers, including Schwab, and institutional clients. The U.S. Trust segment provides investment, wealth management, custody, fiduciary, and private banking services to individual and institutional clients.

The accounting policies of the segments are the same as those described in note "2 — Significant Accounting Policies." Financial information for the Company's reportable segments is presented in the following table. The Company periodically reallocates certain revenues and expenses among the segments to align them with the changes in the Company's organizational structure. Previously-reported segment information has been revised to reflect changes during the year in the Company's internal organization. The Company evaluates the performance of its segments based on adjusted operating income before taxes, which excludes non-operating revenues, restructuring and other charges, goodwill and other impairment charges, merger- and acquisition-related charges, and extraordinary gains. Segment assets are not disclosed because they are not used for evaluating segment performance and deciding how to allocate resources to segments. However, capital expenditures are used in evaluating segment performance and are therefore disclosed. Intersegment revenues, defined as revenues from transactions with other segments within the Company, are not material and are therefore not disclosed. Except for the U.S. Trust segment, for which expenses are directly incurred, technology, corporate, and general administrative expenses are allocated to the remaining segments generally in proportion to either their respective revenues or average full-time equivalent employees. Total revenues, net interest revenue (i.e., interest revenue, net of interest expenses), income before taxes on income and extraordinary gain, and net income are equal to the Company's consolidated amounts as reported in the consolidated financial statements. Capital expenditures are reported gross, as opposed to net of proceeds from the sale of fixed assets.

Year ended December 31,	2002	2001	2000
Total Revenues			
Individual Investor	$2,392	$2,510	$3,617
Institutional Investor	833	821	841
Capital Markets	259	342	687
U.S. Trust	651	654	643
Operating revenues	4,135	4,327	5,788
Non-operating revenues[1]		26	
Total	$4,135	$4,353	$5,788
Net Interest Revenue			
Individual Investor	$ 524	$ 591	$ 894
Institutional Investor	107	134	165
Capital Markets	14	27	52
U.S. Trust	196	177	126
Total	$ 841	$ 929	$1,237
Adjusted Operating Income Before Taxes			
Individual Investor	$ 256	$ 225	$ 779
Institutional Investor	240	274	311
Capital Markets	16	36	140
U.S. Trust[2]	117	112	158
Adjusted Operating Income Before Taxes	629	647	1,388
Excluded items[3]	(461)	(512)	(157)
Income before taxes on income and extraordinary gain	168	135	1,231
Tax expense on income	(71)	(57)	(513)
Extraordinary gain on sale of corporate trust business, net of tax	12	121	
Net Income	$ 109	$ 199	$ 718
Capital Expenditures			
Individual Investor	$ 104	$ 203	$ 483
Institutional Investor	30	51	95
Capital Markets	12	25	83
U.S. Trust	17	36	44
Total	$ 163	$ 315	$ 705

Year ended December 31,	2002	2001	2000
Depreciation and Amortization(4)			
Individual Investor	$ 222	$ 295	$ 228
Institutional Investor	55	49	32
Capital Markets	21	27	23
U.S. Trust	23	33	25
Total	$ 321	$ 404	$ 308

(1) Primarily consists of a gain on the sale of an investment.
(2) Excludes an extraordinary pre-tax gain of $22 million in 2002 and $221 million in 2001 relating to the sale of USTC's Corporate Trust business.
(3) In 2002, includes restructuring and other charges of $373 million (see note "3 — Restructuring and Other Charges") and goodwill and other impairment charges of $61 million (see note "4 — Goodwill and Other Impairment Charges"). In 2001, includes restructuring and other charges of $419 million (see note "3 — Restructuring and Other Charges") and a gain on the sale of an investment. In 2002, 2001 and 2000, also include merger- and acquisition-related charges of $27 million, $119 million and $157 million, respectively.
(4) For 2001 and 2000, include goodwill amortization, which ceased on January 1, 2002 upon the adoption of SFAS No. 142.

Fees received from Schwab's proprietary mutual funds represented approximately 20% of the Company's consolidated revenues in 2002, 18% in 2001, and 11% in 2000. Except for Schwab's proprietary mutual funds, which are considered a single client for purposes of this computation, no single client accounted for more than 10% of the Company's consolidated revenues in 2002, 2001 and 2000. Substantially all of the Company's revenues and assets are attributed to or located in the U.S. The percentage of Schwab's total client accounts located in California was approximately 27% at December 31, 2002, 2001 and 2000.

26. Supplemental Cash Flow Information

Year ended December 31,	2002	2001	2000
Income taxes paid	$ 91	$218	$ 240
Interest paid:			
Brokerage client cash balances	$176	$706	$1,068
Deposits from banking clients	88	128	155
Long-term debt	55	56	47
Short-term borrowings	24	25	19
Other	5	25	45
Total interest paid	$348	$940	$1,334
Non-cash investing and financing activities:			
Common stock and options issued for purchases of businesses	$ 4	$ 71	$ 529

27. Subsequent Event

On January 31, 2003, the Company sold CSE to Barclays PLC (Barclays) in a transaction approved by the Board of Directors on January 30, 2003. Pursuant to the sale agreement, Barclays acquired CSE's British pound sterling product offering and its client base. As part of the sale, assets of approximately $760 million (consisting primarily of cash and cash equivalents and receivables from brokers, dealers and clearing organizations) and liabilities of approximately $735 million (consisting primarily of payables to brokerage clients) were transferred by the Company to Barclays. The impact of this sale on the Company's results of operations is not expected to be material. The Company will continue to maintain its U.S. dollar-based business in the United Kingdom, which provides trading on U.S. exchanges and access to U.S. investment products.

Management's Report

To Our Stockholders: Management of the Company is responsible for the preparation, integrity and objectivity of the consolidated financial statements, and the other financial information presented in this annual report. To meet these responsibilities we maintain a system of internal control that is designed to provide reasonable assurance as to the integrity and reliability of the financial statements, the protection of Company and client assets from unauthorized use, and the execution and recording of transactions in accordance with management's authorization. The system is augmented by careful selection of our managers, by organizational arrangements that provide an appropriate division of responsibility, and by communications programs aimed at assuring that employees adhere to the highest standards of personal and professional integrity. The Company's internal audit function monitors and reports on the adequacy of and compliance with our internal controls, policies, and procedures. Although no cost-effective internal control system will preclude all errors and irregularities, we believe the Company's system of internal control is adequate to accomplish the objectives set forth above.

Management of the Company is also responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to help ensure that information we disclose to the public is recorded, processed, summarized and reported within required time specifications and to enable management to make timely decisions regarding required disclosures. To meet these responsibilities, management of the Company has designed such disclosure controls and procedures to help ensure that material information relating to the Company is evaluated and, where appropriate, communicated to management, particularly during the period in which a public report is being prepared. Additionally, management of the Company has evaluated, on a quarterly basis, the effectiveness of the Company's disclosure controls and procedures. Although no cost-effective disclosure controls and procedures system will preclude all errors and irregularities, we believe the Company's system of disclosure controls and procedures is adequate to accomplish the objectives set forth above.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and necessarily include some amounts that are based on estimates and our best judgments. The financial statements have been audited by the independent accounting firm of Deloitte & Touche LLP, who were given unrestricted access to all the Company's financial records and related data. We believe that all representations made to Deloitte & Touche LLP during their audit were valid and appropriate.

The Board of Directors through its Audit Committee, which is comprised entirely of nonmanagement directors, has an oversight role in the area of financial reporting and internal control. The Audit Committee periodically meets with Deloitte & Touche LLP, our internal auditors, and Company management to discuss accounting, auditing, internal controls over financial reporting, and other matters.

Charles R. Schwab
Chairman of the Board and Co-Chief Executive Officer
February 24, 2003

David S. Pottruck
President and Co-Chief Executive Officer
February 24, 2003

Christopher V. Dodds
Executive Vice President and Chief Financial Officer
February 24, 2003

Independent Auditors' Report

To the Stockholders and Board of Directors of The Charles Schwab Corporation: We have audited the accompanying consolidated balance sheets of The Charles Schwab Corporation and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Charles Schwab Corporation and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 — Goodwill and Other Intangible Assets effective January 1, 2002.

Deloitte & Touche LLP

Deloitte & Touche LLP
San Francisco, California
February 24, 2003

Quarterly Financial Information (Unaudited)

in millions, except per share data and ratios		Revenues	Expenses Excluding Interest	Net Income (Loss)	Weighted-Average Common Shares — Diluted	Basic Earnings (Loss) Per Share[1]	Diluted Earnings (Loss) Per Share[1]	Dividends Declared Per Common Share[2]	Range of Common Stock Price Per Share	Range of Price/ Earnings Ratio[3]
2002 by Quarter[4]										
Fourth		$ 996	$1,109	$ (79)	1,340	$(.06)	$(.06)	$.0110	$12.00– 7.22	150–90
Third		1,031	1,036	(4)	1,358	.00	.00	.0110	11.89– 7.51	91–58
Second		1,049	893	98	1,385	.07	.07	.0110	13.19– 9.60	94–69
First		1,059	929	94	1,389	.07	.07	.0110	19.00–12.25	136–88
2001 by Quarter[5]										
Fourth		$1,059	$1,088	$ (13)	1,362	$(.01)	$(.01)	$.0110	$16.30–10.38	116–74
Third		1,023	997	13	1,395	.01	.01	.0110	16.18– 8.13	65–33
Second		1,071	1,097	102	1,405	.07	.07	.0110	23.18–13.14	68–39
First		1,200	1,036	97	1,410	.07	.07	.0110	33.00–14.50	92–40
2000 by Quarter[6]										
Fourth		$1,335	$1,109	$139	1,414	$ .10	$ .10	$.0110	$35.88–25.69	70–50
Third	dividend increase	1,323	1,083	142	1,415	.10	.10	.0110	40.50–30.00	74–55
Second	stock split	1,404	1,151	137	1,407	.10	.09	.0094	40.58–24.00	72–43
First		1,726	1,214	300	1,390	.23	.22	.0093	44.75–22.46	76–38
1999 by Quarter										
Fourth		$1,274	$ 959	$190	1,374	$ .15	$ .14	$.0094	$31.17–17.96	64–37
Third	stock split	1,015	779	144	1,376	.11	.11	.0093	37.67–21.33	84–47
Second		1,117	835	171	1,377	.13	.12	.0093	51.67–26.67	123–64
First		1,080	814	161	1,366	.12	.12	.0093	32.67–16.96	88–46
1998 by Quarter										
Fourth	dividend increase / stock split	$ 905	$ 703	$122	1,349	$ .10	$ .10	$.0093	$22.83– 7.03	74–23
Third		819	630	114	1,339	.08	.08	.0089	10.22– 6.17	38–23
Second		746	595	91	1,338	.08	.07	.0089	8.89– 6.58	36–26
First		708	572	83	1,345	.06	.06	.0089	9.32– 7.58	39–32
1997 by Quarter[7]										
Fourth	dividend increase	$ 721	$ 595	$ 76	1,346	$ .06	$ .06	$.0089	$ 9.83– 6.50	41–27
Third	stock split	706	557	90	1,339	.07	.06	.0074	8.13– 5.93	34–25
Second		621	495	76	1,333	.06	.06	.0074	6.35– 4.50	28–20
First		624	494	79	1,332	.06	.06	.0074	6.22– 4.50	27–20

(1) Both basic and diluted earnings per share include an extraordinary gain of $.01 per share in 2002 and $.08 per share in 2001.
(2) Dividends declared per common share do not include dividends declared by U.S. Trust Corporation prior to the completion of the merger in 2000.
(3) Price/earnings ratio is computed by dividing the high and low market prices by diluted earnings per share for the 12-month period ended on the last day of the quarter presented.
(4) 2002 includes an extraordinary gain, restructuring charges, goodwill and other impairment charges, and merger- and acquisition-related costs totaling $287 million after-tax. Excluding this amount, net income would have been $396 million and the after-tax profit margin would have been 9.6%.
(5) 2001 includes an extraordinary gain, non-operating revenue (which primarily consists of a gain on the sale of an investment), restructuring and other charges, and merger- and acquisition-related costs totaling $208 million after-tax. Excluding this amount, net income would have been $407 million and the after-tax profit margin would have been 9.4%.
(6) 2000 includes merger- and acquisition-related costs totaling $131 million after-tax. Excluding this amount, net income would have been $849 million and the after-tax profit margin would have been 14.7%.
(7) 1997 includes charges for a litigation settlement of $24 million after-tax. Excluding this amount, net income would have been $345 million and the after-tax profit margin would have been 12.9%.

The Company's Stock Split History

Date split distributed	Split ratio	Number of shares after split[a]
December 2, 1991	3 for 2	150
June 1, 1993	3 for 2	225
March 1, 1995	3 for 2	337
September 1, 1995	2 for 1	674
September 15, 1997	3 for 2	1,011
December 11, 1998	3 for 2	1,516
July 1, 1999	2 for 1	3,032
May 30, 2000	3 for 2	4,548

(a) Assumes initial investment of 100 shares (without dividend reinvestment).

Glossary

Adjusted Operating Income: A non-GAAP income measure used by management in evaluating the Company's financial performance. Adjusted operating income excludes non-operating revenue, restructuring and other charges, goodwill and other impairment charges, merger- and acquisition-related charges, and extraordinary items.

Black-Scholes Option Pricing Model: A model developed by Fischer Black and Myron Scholes to calculate the fair value of stock options for publicly traded companies. The model incorporates assumptions related to the volatility of a company's stock price, the level of interest rates, the expected life of an option, and the company's expected dividend yield.

Broker-Dealer: A regulated firm or individual acting either as an agent or a principal in securities transactions on behalf of clients. A broker acts as an intermediary, or agent, in a securities transaction. A dealer acts on its own behalf as principal when it buys and sells securities from its own portfolio and maintains inventories of securities.

Commission: The fee charged by a broker for purchasing or selling securities on behalf of a client.

Derivative: A type of financial instrument or contract, the value of which is derived from the performance of an underlying financial asset, index, or other investment. Examples include interest rate swaps and options.

Electronic Communications Network (ECN): A computerized trading network that matches clients' buy and sell limit orders. As ECN prices have become widely available to the market, ECNs have gathered a larger share of the Nasdaq market. ECNs allow for the trading of stocks after the close of business for traditional exchanges and markets.

GAAP: United States Generally Accepted Accounting Principles.

Independent Investment Advisor: A regulated financial professional who manages investment portfolios and provides professional guidance for investors, charging a management fee for the services rendered.

Institutional Client: An entity whose primary purpose is to invest its own assets or those held by it in trust for others (includes pension funds, investment companies, insurance companies and banks).

Margin Loan: A loan made by a broker-dealer to a client in a margin account secured by readily marketable securities. A margin account is a brokerage account that permits an investor to purchase securities on credit using securities in the account as collateral.

Market Maker: A dealer in the over-the-counter (OTC) market who is ready to buy a specific security into, and sell that security from, its own inventory at its own risk.

Mutual Fund Marketplace: Schwab's service that provides clients with the ability to invest in over 3,100 mutual funds, including Mutual Fund OneSource service funds, from a wide variety of fund companies.

Mutual Fund OneSource: Schwab's service that offers clients access to over 1,700 no-load mutual funds from many of America's most prominent fund families. Clients purchasing or selling funds that participate in Schwab OneSource® pay no commissions or fees at the time of purchase or sale.

Net Capital: A regulatory measurement of a broker-dealer's financial strength, calculated by reducing its capital (essentially stockholders' equity and subordinated debt) by certain amounts. These reductions are made on an asset-by-asset basis and reflect the Securities and Exchange Commission's assessment of market, credit or operating risks associated with such assets. Net Capital is defined in the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which was adopted to create consistent capital requirements and to ensure liquidity for all registered broker-dealers.

No-Load Fund: A mutual fund operated by an investment company that does not assess a sales charge, transaction fee or commission for purchases or sales of the fund.

Principal: A firm or individual who owns and trades securities for its own account with clients or other broker-dealers. See also Broker-Dealer.

Proprietary Funds: Schwab's mutual funds that are administered and managed by Charles Schwab Investment Management, Inc. (CSIM) (see SchwabFunds), and U.S. Trust-advised Excelsior Funds family of mutual funds.

Revenue Trades: Includes all client trades (both individuals and institutions) that generate either commission revenue or revenue from principal markups (i.e., fixed income).

SchwabFunds: Schwab's proprietary mutual funds that are administered and managed by CSIM. These include money market funds, equity index funds, bond funds, bond and cash equivalents, and asset allocation funds.

Specialist: Member of a stock exchange who executes orders for one or more securities on behalf of clients or other exchange members (who pay the specialist a commission), and who is charged with helping maintain a fair and orderly market. In this second capacity, a specialist acts as a dealer, buying and selling securities to maintain a balance between supply and demand.

Board of Directors & Executive Committee

Board of Directors

Charles R. Schwab
Chairman of the Board &
Co-Chief Executive Officer.
Age 65, Director since 1986

David S. Pottruck
President &
Co-Chief Executive Officer.
Age 54, Director since 1994

Nancy H. Bechtle □ △
Chairman, Sugarbowl Corporation;
Former President & Chief Executive Officer, San Francisco Symphony.
Age 65, Director since 1992

C. Preston Butcher ○ □
Chairman & Chief Executive Officer,
Legacy Partners, a real estate development and management firm.
Age 64, Director since 1988

Donald G. Fisher △ □
Chairman of the Board, Gap, Inc.,
a nationwide specialty retail clothing chain.
Age 74, Director since 1988

Anthony M. Frank △ □
Chairman Emeritus,
Belvedere Capital Partners,
a bank holding company and a general partner of an investment fund specializing in financial institutions.
Age 71, Director since 1993

Frank C. Herringer ○ □
Chairman of the Board,
Transamerica Corporation,
a financial services company.
Age 60, Director since 1996

Stephen T. McLin △ □
Chairman & Chief Executive Officer,
STM Holdings LLC,
which offers merger and acquisition advice.
Age 56, Director since 1988

Arun Sarin △ □ [1]
Chief Executive Officer of
Accel-KKR Telecom, a venture focused on telecommunications industry investments.
Age 48, Director since 1998

George P. Shultz ○ □
Professor Emeritus of International Economics at the Graduate School of Business at Stanford University and a Distinguished Fellow at the Hoover Institution.
Age 82, Director since 1997

Paula A. Sneed ○ □
Group Vice President & President of E-Commerce and Marketing Services, Kraft Foods North America, part of Kraft Foods, Inc., a national food packaging company.
Age 55, Director since 2002

Roger O. Walther ○ □
Chairman & Chief Executive Officer,
Tusker Corporation, a real estate and business management company.
Age 67, Director since 1989

△ Audit Committee
○ Compensation Committee
□ Nominating and Corporate Governance Committee
Solid symbol indicates Committee Chair

[1] Mr. Sarin will retire from the Board of Directors on May 9, 2003

Executive Committee

Charles R. Schwab
Chairman of the Board &
Co-Chief Executive Officer

David S. Pottruck
President &
Co-Chief Executive Officer

William L. Atwell
Executive Vice President,
Institutional, International
& Banking

Jody L. Bilney
Executive Vice President &
Chief Marketing Officer

John Philip Coghlan
Vice Chairman & President,
Schwab Individual Investor

Christopher V. Dodds
Executive Vice President &
Chief Financial Officer

Lon Gorman
Vice Chairman & President,
Schwab Capital Markets/
Asset Management
Products & Services

Daniel O. Leemon
Executive Vice President &
Chief Strategy Officer

Dawn G. Lepore
Vice Chairman, Technology,
Operations & Administration

Mary S. McLeod
Executive Vice President,
Human Resources

Geoffrey J. Penney
Executive Vice President &
Chief Information Officer

Alan J. Weber
Executive Vice President,
Chairman & CEO,
U.S. Trust Corporation

Executive Management

The Charles Schwab Corporation

Robert J. Almeida
Executive Vice President,
Internal Audit

Walter W. Bettinger II
Executive Vice President,
Corporate Services

Jeremiah H. Chafkin
Executive Vice President,
Investment Advice & Products

Martha J. Deevy
Executive Vice President,
Emerging Affluent

Elizabeth Devin
Executive Vice President,
Advisor & Client Technology

David E. Dibble
Executive Vice President,
Technology Services

Carrie E. Dwyer
Executive Vice President,
Corporate Oversight,
General Counsel &
Corporate Secretary

John Ladensack
Executive Vice President,
Fixed Income

Larry Leibowitz
Executive Vice President,
Equities

Bryce R. Lensing
Executive Vice President,
Risk & Credit Management

Jeffrey Lyons
Executive Vice President,
Asset Management
Products & Services

Deborah D. McWhinney
Executive Vice President,
Services for Investment
Managers

Randall Merk
Executive Vice President,
Charles Schwab
Investment Management

Gideon Sasson
Executive Vice President,
Active Trader

Maurisa Sommerfield
Executive Vice President,
Operations

U.S. Trust Corporation

Frederick B. Taylor
Vice Chairman &
Chief Investment Officer

James L. Bailey
Executive Vice President,
Product Management

Barrett Burns
Executive Vice President,
Private Banking

Noland Cheng
Executive Vice President,
Operations

Evelyn S. Dilsaver
Executive Vice President &
Chief Administrative Officer

Robert S. Dusté
Executive Vice President,
Technology

Richard E. Foley
Managing Director,
Business Development

Paul K. Napoli
Executive Vice President,
New York Region

Craig Walling
Executive Vice President,
Regional Office Network

Corporate Information

The Charles Schwab Corporation, through its subsidiaries, provided securities brokerage and related financial services for 8 million active client accounts with $765 billion in assets at year end 2002. Our clients include domestic and international individual investors, independent investment advisors, institutions, broker-dealers, and company 401(k) plan sponsors and third-party administrators.

The Charles Schwab Corporation
101 Montgomery Street
San Francisco, CA 94104
(415) 627-7000
NYSE Stock Symbol: SCH

For Customer Service
Via telephone at (800) 435-4000,
on the Web at www.schwab.com
In person: At over 380 domestic Schwab offices, or over 30 U.S. Trust offices

Schwab International
International Service Center: (800) 362-1774
Outside North America: (602) 852-3500
www.schwab.com/international

News Media
Contact Corporate Communications at (415) 636-5454, or via email at public.relations@schwab.com or online at www.aboutschwab.com.

Investor Relations
Securities analysts and investors are invited to contact Richard G. Fowler, Senior Vice President, Investor Relations at (415) 636-9869, or via email at investor.relations@schwab.com.

Government Relations
Government and elected officials are invited to contact Frank Kelly, Senior Vice President, Office of Government Affairs, 555 12th Street, NW, Suite 740
Washington, D.C. 20005
(202) 638-3750.

Community Investor Services
Community Investor Services (CIS), which includes The Charles Schwab Corporation Foundation®, oversees Schwab's various philanthropic programs for employees and the community. Prominent programs include the Employee Matching Gifts Program and the Community Investor Volunteer Program wherein employees are encouraged to invest their time and money. For more information on CIS and The Charles Schwab Corporation Foundation, call the toll-free hotline at (877) 408-5438.

Stock Ownership Services
All stockholders of record are welcome to participate in The Charles Schwab Corporation Dividend Reinvestment and Stock Purchase Plan, managed by Wells Fargo Bank Minnesota, N.A. For information on the Dividend Reinvestment and Stock Purchase Plan or assistance on stock ownership questions, contact:

Transfer Agent & Registrar
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P.O. Box 64854, St. Paul, MN 55164
(800) 468-9716 or via email at
stocktransfer@wellsfargo.com

The Charles Schwab Corporation
Office of the Corporate Secretary
(415) 636-3087

Outside Counsel
Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation,
3 Embarcadero Center, 7th Floor
San Francisco, CA 94111
(415) 434-1600
www.howardrice.com

Independent Auditors
Deloitte & Touche LLP
50 Fremont Street, San Francisco, CA 94105
(415) 783-4000
www.deloitte.com

Trademarks or Registered Trademarks
Centerpiece, Charles Schwab, CyberTrader, CyberTrader Pro, Excelsior, IMPACT, Managed Account Select, Mutual Fund Marketplace, Mutual Fund OneSource, Schwab Advisor Network, Schwab AdvisorSource, Schwab BondSource, Schwab by Phone, Schwab Capital Markets, Schwab CDSource, Schwab Center for Investment Research, Schwab Core Equity Fund, Schwab Equity Ratings, Schwab Hedged Equity Fund, Schwab Managed Retirement Trust Funds, Schwab MarketMasters Funds, Schwab One, Schwab OneSource, Schwab Retirement Solutions, Schwab Signature Client, Schwab Signature Platinum, Schwab Signature Services, Schwab Strategic Trading Resources, schwab.com, SchwabFunds, SchwabPlan, SchwabPlan Select, SmartEx, StreetSmart Pro, Telebroker, The Charles Schwab Corporation Foundation, and U.S. Trust are trademarks or registered trademarks of Charles Schwab & Co., Inc. or its affiliates in the U.S. and/or other countries.

Annual Meeting of Stockholders
Friday, May 9, 2003, 2 p.m. P.S.T.
Nob Hill Masonic Center,
1111 California Street,
San Francisco, CA 94108
(415) 776-4702.
The meeting also will be offered as a Webcast at www.schwabevents.com.

Publications
To obtain the Company's Annual Report, 10-K, 10-Q, Quarterly Earnings Report or other publications without charge, call (415) 636-2787, send an email to investor.relations@schwab.com or write to Charles Schwab Investor Relations at 101 Montgomery Street, San Francisco, CA 94104. These documents can also be viewed via the Company's Web site at www.aboutschwab.com.

The Board's committee charters, the Company's Code of Business Conduct and Ethics, and the Company's Corporate Governance Guidelines may be found on the Company's Web site at www.aboutschwab.com/irelations and may be obtained in print by contacting the Assistant Corporate Secretary at (415) 636-3087.

Design: Cahan & Associates, San Francisco. *Photography:* Fergus Greer. *Writing:* Tim Peters. *Printing:* Lithographix.

THE CHARLES SCHWAB CORPORATION

101 Montgomery Street San Francisco, CA 94104 (415) 627-7000 *www.schwab.com*